  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 11, 1997.
                                                    REGISTRATION NO. 333-
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              WACHOVIA CORPORATION

             (Exact name of registrant as specified in its charter)

          NORTH CAROLINA                        6060                   56-1473727
   (State or other jurisdiction          (Primary Standard          (I.R.S. Employer
        of incorporation)                    Industrial           Identification No.)
                                      Classification Code No.)

       100 NORTH MAIN STREET            191 PEACHTREE STREET, N.E.
           P. O. BOX 3099                 ATLANTA, GEORGIA 30303
WINSTON-SALEM, NORTH CAROLINA 27150           (404) 332-5000
           (910) 770-5000

  (Address, including ZIP Code, and telephone number, including area code, of registrant's principal executive offices)
                             KENNETH W. MCALLISTER
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                                 P. O. BOX 3099
                      WINSTON-SALEM, NORTH CAROLINA 27150
                                 (910) 770-5000

 (Name, address, including ZIP Code, and telephone number, including area code, of agent for service)
                                WITH COPIES TO:

            MARK J. MENTING                                     ROBERT E. STROUD
          SULLIVAN & CROMWELL                       MCGUIRE, WOODS, BATTLE & BOOTHE, L.L.P.
            125 BROAD STREET                AND              COURT SQUARE BUILDING
        NEW YORK, NEW YORK 10004                                 P.O. BOX 1288
             (212) 558-4000                              CHARLOTTESVILLE, VA 22902-1288
                                                                 (804) 977-2500

 APPROXIMATE DATE OF COMMENCEMENT OF THE PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
     If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G check the following box. [ ]
                       CALCULATION OF REGISTRATION FEE

[CAPTION]

 TITLE OF EACH CLASS                                                           PROPOSED MAXIMUM
 OF SECURITIES TO BE         AMOUNT TO BE            PROPOSED MAXIMUM         AGGREGATE OFFERING            AMOUNT OF
     REGISTERED             REGISTERED(1)        OFFERING PRICE PER UNIT            PRICE                REGISTRATION FEE
Common stock.......        8,950,000 shares                N/A                       N/A                  $171,851.00(2)
                                                                                                         -$108,236.80(3)
                                                                                                          $63,614.20(3)

(1) The number of shares of Common Stock, par value $5.00 per share ("Wachovia Common Stock"), of Wachovia Corporation to be registered pursuant to this Registration Statement is based upon the number of shares of Common Stock, par value $2.50 per share ("Jefferson Common Stock"), of Jefferson Bankshares, Inc. ("Jefferson") presently outstanding or reserved for issuance under various plans or otherwise expected to be issued upon the consummation of the proposed transaction to which this Registration Statement relates multiplied by the exchange ratio of 0.625 of a share of Wachovia Common Stock for each share of Jefferson Common Stock.
(2) Pursuant to Rules 457(f) and 457(c) under the Securities Act of 1933, as amended, the registration fee is based on the average of the high and low sales prices of Jefferson Common Stock, as reported in the Nasdaq National Market System on September 5, 1997 ($39.63), and computed based on the estimated maximum number of such shares (14,310,000) that may be exchanged for the Wachovia Common Stock being registered.
(3) A registration fee of $108,236.80 was previously paid in connection with the filing by Jefferson of preliminary proxy solicitation materials, under
    Section 14(g) and Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, which fee, pursuant to Rule 457(b) under the Securities Act of 1933, as amended, has been credited against the registration fee payable hereunder.
    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                               September 11, 1997

Dear Shareholders:

     You are cordially invited to attend a Special Meeting of Shareholders of Jefferson Bankshares, Inc., which will be held on October 22, 1997 at 10:00 a.m. in the Jefferson National Bank Operations Center at 321 East Main Street, Charlottesville, Virginia.

     At this Special Meeting, you will be asked to consider and vote upon a proposal to approve an Agreement and Plan of Merger and a related Plan of Merger (together the "Merger Agreement"), under which Jefferson would be merged into Wachovia Corporation (the "Merger"). If the Merger is approved, each outstanding share of Jefferson Common Stock will be converted into and exchanged for 0.625 of a share of Wachovia Common Stock.

     The Board of Directors of Jefferson has unanimously approved the Merger Agreement. The Board believes that the Merger is beneficial to all shareholders and strongly encourages you to vote FOR the proposal. Jefferson's financial adviser, Goldman, Sachs & Co., has issued its opinion to Jefferson's Board of Directors that the exchange ratio is fair to Jefferson's shareholders.

     Regardless of the number of shares you own, or whether you plan to attend the Special Meeting, it is very important that your shares be represented and voted at the meeting. The affirmative vote of more than two-thirds of the shares of Jefferson's Common Stock is required for approval. Please read the enclosed material carefully and complete, sign and return the enclosed proxy in the envelope provided as soon as possible.

     We have engaged Georgeson & Co. Inc. to assist us with the proxy solicitation effort. You may receive a phone call from one of their representatives reminding you to send in your proxy. In addition, if you have questions, you may call Georgeson at 1-800-223-2064.

     We look forward to seeing you at the Special Meeting.

                                             Sincerely,
                                             /s/ O. Kenton McCartney
                                             O. KENTON MCCARTNEY
                                             PRESIDENT AND CHIEF EXECUTIVE
                                             OFFICER

123 East Main Street, Post Office Box 711, Charlottesville, Virginia 22902-0711
                            (Bullet) (804) 972-1100

                           JEFFERSON BANKSHARES, INC.
                              123 East Main Street
                              Post Office Box 711
                        Charlottesville, Virginia 22902
                                 (804) 972-1100

                           NOTICE OF SPECIAL MEETING
                          TO BE HELD OCTOBER 22, 1997

TO THE SHAREHOLDERS OF JEFFERSON BANKSHARES, INC.:

     Notice is hereby given that a special meeting of shareholders (the "Special Meeting") of Jefferson Bankshares, Inc. ("Jefferson") will be held in the Community Room in the Jefferson National Bank Operations Center, located at 321 East Main Street, Charlottesville, Virginia at 10:00 a.m., on October 22, 1997, for the following purposes:

     (1) To consider and vote upon an Agreement and Plan of Merger, dated as of June 9, 1997, as amended, and a related Plan of Merger (together the "Merger Agreement"), between Jefferson and Wachovia Corporation ("Wachovia"), pursuant to which Jefferson will merge with and into Wachovia (the "Merger") and each share of Jefferson Common Stock outstanding on the effective date of the Merger will be converted into
         0.625 of a share of Wachovia Common Stock. A copy of the Merger Agreement is set forth in Appendix A to the accompanying Proxy Statement/Prospectus and is incorporated by reference therein.

     (2) To transact such other business as may properly come before the Special Meeting or any adjournment or postponement of the Special Meeting.

     Only shareholders of record at the close of business on August 15, 1997 are entitled to receive notice of and to vote at the Special Meeting or any adjournments or postponements thereof. Approval of the Merger Agreement requires the affirmative vote of the holders of more than two-thirds of the shares of Jefferson Common Stock entitled to vote at the Special Meeting.

     THE BOARD OF DIRECTORS OF JEFFERSON UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT. ON BEHALF OF THE BOARD OF DIRECTORS, I URGE YOU TO VOTE "FOR" THE PROPOSAL.

                                             By Order of the Board of Directors,
                                             /s/ William M. Watson, Jr.
                                             WILLIAM M. WATSON, JR.
                                             GENERAL COUNSEL AND SECRETARY

September 11, 1997

    PROXY STATEMENT OF            PROSPECTUS OF
JEFFERSON BANKSHARES, INC.     WACHOVIA CORPORATION

                                   COMMON STOCK
                               (PAR VALUE $5.00 PER
                                      SHARE)

     This Proxy Statement/Prospectus is being furnished to holders of common stock, $2.50 par value ("Jefferson Common Stock"), of Jefferson Bankshares, Inc., a Virginia corporation ("Jefferson"), in connection with the solicitation of proxies by the board of directors of Jefferson ("Jefferson Board") for use at a Special Meeting of Shareholders to be held at 10:00 a.m., on October 22, 1997, in the Community Room in the Jefferson National Bank Operations Center, located at 321 East Main Street, Charlottesville, Virginia and at any adjournment or adjournments thereof (the "Special Meeting").

     The purpose of the Special Meeting is to consider and vote upon a proposal to approve an Agreement and Plan of Merger, dated as of June 9, 1997, as amended as of September 2, 1997, and a related Plan of Merger (together the "Merger Agreement"), by and between Jefferson and Wachovia Corporation, a North Carolina corporation ("Wachovia"), which provides for, among other things, the merger of Jefferson with and into Wachovia (the "Merger"). See "Summary," "The Merger" and Appendix A to this Proxy Statement/Prospectus.

     Upon consummation of the Merger, each outstanding share of Jefferson Common Stock shall cease to be outstanding and each such share (excluding Treasury Stock (as defined herein)) shall be converted into and exchanged for 0.625 of a share (the "Exchange Ratio") of common stock, par value $5.00 per share of Wachovia ("Wachovia Common Stock"), with cash in lieu of any fractional share interest. The Merger Agreement also provides for the conversion upon consummation of the Merger of all stock options outstanding under the Jefferson 1995 Long Term Incentive Stock Plan (the "Jefferson Stock Options") into options to acquire shares of Wachovia Common Stock, appropriately adjusted to reflect the Exchange Ratio and, in the case of certain Jefferson Stock Options, to comply with applicable Federal tax laws. See "The Merger."

     This Proxy Statement also constitutes a prospectus of Wachovia in respect of the shares of Wachovia Common Stock to be issued to shareholders of Jefferson in connection with the Merger. The Proxy Statement/Prospectus also constitutes a prospectus of Wachovia in respect of any shares of Wachovia Common Stock that are issuable upon exercise of the Jefferson Stock Options following consummation of the Merger.

     Based on the 13,964,689 shares of Jefferson Common Stock outstanding on the Record Date (as hereinafter defined), the 267,100 shares of Jefferson Common Stock issuable upon exercise of outstanding stock options, the 76,240 shares of Jefferson Common Stock estimated to be issued under certain employee benefit plans of Jefferson and the 0.625 Exchange Ratio, up to approximately 8,950,000 Wachovia Common Shares will be issuable upon consummation of the Merger.

     Wachovia Common Stock is listed and traded on the New York Stock Exchange, Inc. ("NYSE") Jefferson Common Stock is traded in the National Market System of the Nasdaq Stock Market (the "Nasdaq Stock Market"). On June 9, 1997, the last business day prior to public announcement of the execution of the Merger Agreement, the last reported sale prices per share of Wachovia Common Stock on the NYSE Composite Transactions Reporting System (the "NYSE Composite Tape") and of Jefferson Common Stock on the Nasdaq Stock Market were $62 1/8 and $30, respectively, and on September 10, 1997, the last practicable date prior to the mailing of this Proxy Statement/Prospectus, the last reported sale prices per share were $67 1/4 and $42, respectively.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
    EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
       SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
         COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS
            PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO
                           THE CONTRARY IS A CRIMINAL OFFENSE.

THE SHARES OF WACHOVIA COMMON STOCK OFFERED HEREBY ARE NOT SAVINGS ACCOUNTS,
    DEPOSITS OR OTHER OBLIGATIONS OF A BANK OR SAVINGS ASSOCIATION AND
       ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR
                         ANY OTHER GOVERNMENTAL AGENCY.

     The date of this Proxy Statement/Prospectus is September 11, 1997, and it is being mailed or otherwise delivered to Jefferson shareholders on or about such date.

                               TABLE OF CONTENTS

                                                                                                              PAGE
AVAILABLE INFORMATION......................................................................................     1
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..........................................................     1
SUMMARY....................................................................................................     3
  Parties to the Merger....................................................................................     3
  Special Meeting; Record Date.............................................................................     4
  The Merger...............................................................................................     4
  Acquisitions.............................................................................................     7
  Market for Common Stock and Related Shareholder Matters..................................................     8
  Comparison of Certain Unaudited per Share Data...........................................................     8
  Selected Financial Data of Wachovia (Historical).........................................................    10
  Selected Financial Data of Jefferson (Historical)........................................................    11
  Wachovia and Central Fidelity Unaudited Pro Forma Combined Financial Data................................    12

GENERAL INFORMATION........................................................................................    13
  Special Meeting..........................................................................................    13
  Record Date, Solicitation and Revocability of Proxies....................................................    13
  Vote Required............................................................................................    14
  Recommendation of Jefferson's Board of Directors.........................................................    14

THE MERGER.................................................................................................    14
  General..................................................................................................    14
  Background of, and Reasons for, the Merger...............................................................    14
  Opinion of Jefferson's Financial Adviser.................................................................    18
  Reasons of Wachovia for the Merger.......................................................................    23
  Effective Time...........................................................................................    24
  Distribution of Wachovia Certificates....................................................................    24
  Fractional Shares........................................................................................    24
  Conversion of Holdings in Dividend Reinvestment and Stock Purchase Plans.................................    25
  Stock Options............................................................................................    25
  Certain Federal Income Tax Consequences..................................................................    25
  Management and Operations After the Merger...............................................................    26
  Post-Acquisition Compensation and Benefits...............................................................    26
  Interests of Certain Persons in the Merger...............................................................    26
  Conditions to Consummation...............................................................................    29
  Regulatory Approvals.....................................................................................    30
  Amendment, Waiver and Termination........................................................................    31
  Conduct of Business Pending the Merger...................................................................    31
  Expenses and Fees........................................................................................    33
  Accounting Treatment.....................................................................................    33
  Dissenters' Rights.......................................................................................    33
  Stock Exchange Listing of Wachovia Common Stock..........................................................    33
  Resales of Wachovia Common Stock.........................................................................    33
  Stock Option Agreement...................................................................................    33

ACQUISITIONS...............................................................................................    36
  Merger with Central Fidelity Banks, Inc..................................................................    36
  Merger with 1st United Bancorp...........................................................................    37
  Acquisitions Generally...................................................................................    38

WACHOVIA AND CENTRAL FIDELITY UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION...........................    39

DESCRIPTION OF WACHOVIA CAPITAL STOCK......................................................................    45
  General..................................................................................................    45
  Preferred Stock..........................................................................................    45
  Common Stock.............................................................................................    45

  Changes in Control.......................................................................................    46
CERTAIN DIFFERENCES IN THE RIGHTS OF WACHOVIA SHAREHOLDERS AND JEFFERSON SHAREHOLDERS......................    48
  Amendment of Articles of Incorporation and Bylaws........................................................    48
  Special Meetings of Shareholders.........................................................................    49
  Number of Directors, Classified Board of Directors.......................................................    49
  Removal of Directors.....................................................................................    49
  Advance Notice of Director Nominations...................................................................    49
  Restrictions on Business Combinations....................................................................    49
  Control Share Acquisitions...............................................................................    50
  Limitation on Director Liability.........................................................................    50
  Indemnification..........................................................................................    51
  Dissenters' Rights.......................................................................................    51
  Right to Receive Reports.................................................................................    51
  Shareholder Inspection Rights; Shareholder Lists.........................................................    52

COMPARATIVE MARKET PRICES AND DIVIDENDS....................................................................    52
  Wachovia.................................................................................................    52
  Jefferson................................................................................................    53

VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS OF JEFFERSON..................................................    53
  Principal Beneficial Owners..............................................................................    53
  Shares Beneficially Owned By Directors and Executive Officers............................................    53

EXPERTS....................................................................................................    55
VALIDITY OF WACHOVIA COMMON STOCK..........................................................................    55
OTHER MATTERS..............................................................................................    55
SHAREHOLDER PROPOSALS......................................................................................    55

APPENDICES:
APPENDIX A   -- Agreement and Plan of Merger, dated as of June 9, 1997, Amendment No. 1, dated as of September
                2, 1997 and the related Plan of Merger attached thereto, by and between Wachovia and Jefferson
APPENDIX B   -- Stock Option Agreement, dated as of June 10, 1997, by and between Wachovia and Jefferson
Appendix C   -- Opinion of Goldman, Sachs & Co.

                             AVAILABLE INFORMATION

     Wachovia and Jefferson are each subject to the reporting and informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (the "Exchange Act"), and, in accordance therewith, file reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information filed by Wachovia and Jefferson with the Commission may be inspected and copied at the principal office of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and may be inspected at the Commission's Regional Offices at 7 World Trade Center, New York, New York 10048, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Certain of such reports, proxy statements and other information are also available from the Commission over the Internet at http://www.sec.gov. In addition, Wachovia Common Stock is traded on the NYSE. Reports, proxy statements, and other information concerning Wachovia may be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005. Jefferson Common Stock is traded in the NASDAQ Stock Market. Reports, proxy statements and other information concerning Jefferson may be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, D.C. 20006.

     This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement on Form S-4, of which this Proxy Statement/Prospectus is a part, and exhibits thereto (together with any amendments thereto, the "Registration Statement"), which has been filed by Wachovia with the Commission under the Securities Act of 1933, as amended, and the rules and regulations thereunder (the "Securities Act"), certain portions of which have been omitted pursuant to the rules and regulations of the Commission and to which portions reference is hereby made for further information. Statements contained in this Proxy Statement/Prospectus concerning the provisions of certain documents filed as exhibits to the Registration Statement are necessarily brief descriptions thereof, and are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of such document.

     This Proxy Statement/Prospectus contains statements describing the material provisions of certain documents filed as exhibits to the Registration Statement. Such descriptions are not necessarily complete, and all such statements contained in this Proxy Statement/Prospectus are qualified in their entirety by reference to the full text of such document.

     All information contained herein with respect to Wachovia and its subsidiaries has been supplied by Wachovia, and all information with respect to Jefferson and its subsidiaries has been supplied by Jefferson.

     NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY WACHOVIA OR JEFFERSON. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF THE SECURITIES TO WHICH THIS PROXY STATEMENT/PROSPECTUS RELATES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF WACHOVIA, JEFFERSON, OR ANY OF THEIR RESPECTIVE SUBSIDIARIES SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO PURCHASE THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION IS NOT LAWFUL.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

     The following documents filed by Wachovia with the Commission (File No. 1-9021) under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Proxy Statement/Prospectus: Wachovia's Annual Report on Form 10-K as of and for the year ended December 31, 1996 (the "1996 Wachovia 10-K"); the portions of Wachovia's Proxy Statement for the Annual Meeting of shareholders held on April 25, 1997 (the "1997 Wachovia Proxy Statement") that have been incorporated by reference in the 1996 Wachovia 10-K; Wachovia's Quarterly Reports on Form 10-Q for the three months ended March 31, 1997 and the six months ended June 30, 1997; the description of Wachovia Common Stock set forth in Wachovia's Registration Statement on Form 8-B filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description; and Wachovia's Current Reports on Form 8-K, dated June 9, June 23, August 6 and September 8, 1997.

     The following documents filed by Jefferson with the Commission (File No. 0-9101) under Section 13(a) or 15(d) of the Exchange Act are hereby incorporated by reference in this Proxy Statement/Prospectus: Jefferson's Annual Report on Form 10-K for the year ended December 31, 1996 (the "1996 Jefferson 10-K"); the portions of Jefferson's Proxy Statement for the Annual Meeting of shareholders, held on April 22, 1997, that have been incorporated by reference in the 1996 Jefferson 10-K; Jefferson's Quarterly Reports on Form 10-Q for the three months ended March 31, 1997 and the six months ended June 30, 1997; the description of Jefferson Common Stock set forth in Jefferson's Registration Statement on Form 8-A filed pursuant to Section 12 of the Exchange Act, and any amendment or report filed for the purpose of updating any such description; and Jefferson's Current Report on Form 8-K, dated June 19, 1997.

     All documents filed by Wachovia and Jefferson pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Proxy Statement/Prospectus and prior to the Special Meeting are hereby incorporated by reference in this Proxy Statement/Prospectus and shall be deemed a part hereof from the date of filing of such document.

     Any statement contained herein, in any supplement hereto or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of the Registration Statement and this Proxy Statement/Prospectus to the extent that a statement contained herein, in any supplement hereto or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Registration Statement, this Proxy Statement/Prospectus, or any supplement hereto.

     THIS PROXY STATEMENT/PROSPECTUS INCORPORATES BY REFERENCE CERTAIN DOCUMENTS THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS ARE AVAILABLE WITHOUT CHARGE UPON REQUEST FROM: WACHOVIA CORPORATION, P.O. BOX 3099, WINSTON-SALEM, NORTH CAROLINA 27150, (910) 770-5000 OR 191 PEACHTREE STREET, N.E., ATLANTA, GEORGIA 30303, (404) 332-5000, ATTENTION: SECRETARY, AS TO WACHOVIA DOCUMENTS; AND FROM JEFFERSON BANKSHARES, INC., 123 EAST MAIN STREET, POST OFFICE BOX 711, CHARLOTTESVILLE, VIRGINIA 22902, ATTENTION: SECRETARY,
(804) 972-1100, AS TO JEFFERSON DOCUMENTS. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY OCTOBER 15, 1997.

     THIS PROXY STATEMENT/PROSPECTUS CONTAINS OR INCORPORATES BY REFERENCE CERTAIN FORWARD LOOKING STATEMENTS WITH RESPECT TO THE FINANCIAL CONDITION, RESULTS OF OPERATIONS AND BUSINESS OF WACHOVIA AND, ASSUMING THE CONSUMMATION OF THE MERGER, THE CENTRAL FIDELITY MERGER (AS DEFINED HEREIN) AND THE 1ST UNITED MERGER (AS DEFINED HEREIN), A COMBINED WACHOVIA/JEFFERSON COMPANY, INCLUDING STATEMENTS RELATING TO: (A) THE COST SAVINGS AND ACCRETION TO CASH EARNINGS AND REPORTED EARNINGS THAT WILL BE REALIZED FROM THE MERGERS; (B) THE IMPACT ON REVENUES OF THE MERGERS, INCLUDING THE POTENTIAL FOR ENHANCED REVENUES AND THE IMPACT ON REVENUES OF CONSOLIDATION OF RETAIL BRANCHES AND OTHER OPERATIONS AS PLANNED; AND (C) THE RESTRUCTURING CHARGES EXPECTED TO BE INCURRED IN CONNECTION WITH THE MERGERS. THESE FORWARD LOOKING STATEMENTS INVOLVE CERTAIN RISKS AND UNCERTAINTIES. FACTORS THAT MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED BY SUCH FORWARD LOOKING STATEMENTS INCLUDE, AMONG OTHERS, THE FOLLOWING POSSIBILITIES: (1) EXPECTED COSTS SAVINGS FROM THE MERGERS CANNOT BE FULLY REALIZED OR REALIZED WITHIN THE EXPECTED TIME FRAME; (2) COSTS OR DIFFICULTIES RELATED TO THE INTEGRATION OF THE BUSINESSES OF WACHOVIA AND JEFFERSON, CENTRAL FIDELITY OR 1ST UNITED ARE GREATER THAN EXPECTED; (3) REVENUES FOLLOWING THE MERGERS ARE LOWER THAN EXPECTED; (4) COMPETITIVE PRESSURE AMONG DEPOSITORY INSTITUTIONS INCREASES SIGNIFICANTLY; (5) CHANGES IN THE INTEREST RATE ENVIRONMENT REDUCE INTEREST MARGINS; (6) GENERAL ECONOMIC CONDITIONS, EITHER NATIONALLY OR IN THE STATES IN WHICH THE COMBINED COMPANY WILL BE DOING BUSINESS, ARE LESS FAVORABLE THAN EXPECTED; OR (7) LEGISLATION OR REGULATORY CHANGES ADVERSELY AFFECT THE BUSINESSES IN WHICH THE COMBINED COMPANY WOULD BE ENGAGED.

                                    SUMMARY

     THE FOLLOWING IS A SUMMARY OF CERTAIN INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS. THIS SUMMARY IS NOT INTENDED TO BE A COMPLETE DESCRIPTION OF THE MATTERS COVERED IN THIS PROXY STATEMENT/PROSPECTUS AND IS SUBJECT TO AND QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE MORE DETAILED INFORMATION CONTAINED ELSEWHERE IN THIS PROXY STATEMENT/PROSPECTUS, INCLUDING THE APPENDICES HERETO, AND IN THE DOCUMENTS INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS. A COPY OF THE MERGER AGREEMENT IS SET FORTH IN APPENDIX A TO THIS PROXY STATEMENT/PROSPECTUS AND REFERENCE IS MADE THERETO FOR A COMPLETE DESCRIPTION OF THE TERMS OF THE MERGER. A COPY OF THE STOCK OPTION AGREEMENT (AS DEFINED HEREIN) IS INCLUDED AS APPENDIX B TO THIS PROXY STATEMENT/PROSPECTUS AND REFERENCE IS MADE THERETO FOR A COMPLETE DESCRIPTION OF THE TERMS OF THE OPTION (AS DEFINED HEREIN). SHAREHOLDERS ARE URGED TO READ CAREFULLY THE ENTIRE PROXY STATEMENT/PROSPECTUS, INCLUDING THE APPENDICES. AS USED IN THIS PROXY STATEMENT/PROSPECTUS, THE TERMS "WACHOVIA" AND "JEFFERSON" REFER TO SUCH CORPORATIONS, RESPECTIVELY, AND WHERE THE CONTEXT REQUIRES, SUCH CORPORATIONS AND THEIR RESPECTIVE SUBSIDIARIES.

PARTIES TO THE MERGER

     WACHOVIA. Wachovia is a North Carolina corporation, a bank holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"), and a savings and loan holding company registered under the Home Owners' Loan Act of 1933, as amended by the Financial Institutions Reform, Recovery and Enforcement Act of 1989. Wachovia was formed in 1985 as First Wachovia Corporation, with two bank holding company subsidiaries. Today, Wachovia has one principal banking subsidiary, Wachovia Bank, National Association, ("Wachovia Bank") the assets of which constitute substantially all of the assets of Wachovia. Wachovia has 451 banking offices and 883 ATMs, predominantly in North Carolina, South Carolina and Georgia. The First National Bank of Atlanta and Wachovia Bank Card Services, Inc., in Wilmington, Delaware, provide credit card services for Wachovia Bank. Wachovia also has bank-related subsidiaries engaged in large corporate and institutional relationship management and business development, corporate leasing, remittance processing and discount brokerage services. Wachovia's subsidiaries have offices in Chicago, New York City, London, Hong Kong, Tokyo and the Cayman Islands. Based on its consolidated asset size and market capitalization at June 30, 1997, Wachovia was ranked 20th and 22nd, respectively, among domestic U.S. bank holding companies. At that date, Wachovia had consolidated assets, deposits and shareholders' equity of $48.5 billion, $28.9 billion and $3.7 billion, respectively.

     Wachovia's principal executive offices are located at 100 North Main Street, Winston-Salem, North Carolina 27150 (telephone: (910) 770-5000) and at 191 Peachtree Street, N.E., Atlanta, Georgia 30303 (telephone: (404) 332-5000). Certain financial and other information relating to Wachovia and its business, including information relating to Wachovia's directors and executive officers, is set forth under "Summary -- Selected Financial Data of Wachovia (Historical)" and in the 1996 Wachovia 10-K (including the portions of the 1997 Wachovia Proxy Statement incorporated by reference in Part III thereof), Wachovia's 1997 First and Second Quarter Reports on Form 10-Q and 1997 Current Reports on Form 8-K, each of which documents is incorporated by reference herein. See "Available Information" and "Incorporation of Certain Information by Reference."

     JEFFERSON. Jefferson is a bank holding company registered under the BHC Act. Jefferson was incorporated under the laws of Virginia on March 22, 1979, and became an active bank holding company on December 31, 1979, through the consolidation of NB Corporation and Southern Bankshares. Jefferson has one subsidiary bank, Jefferson National Bank, Charlottesville, Virginia, and four nonbank subsidiaries. Jefferson National Bank provides retail and commercial banking and trust services and, as of June 30, 1997, had 96 banking offices and 60 ATM's located in Virginia from the City of Virginia Beach in the east to Augusta County in the west and Frederick County in the north. At that date, Jefferson had consolidated assets, deposits and shareholders' equity of $2.2 billion, $1.9 billion and $212 million, respectively.

     Jefferson's principal executive offices are located at 123 East Main Street, Post Office Box 711, Charlottesville, Virginia 22902 (telephone: (804) 972-1100). Certain financial and other information relating to Jefferson and its business is set forth under "Summary -- Selected Financial Data of Jefferson (Historical)" and in the 1996 Jefferson 10-K, Jefferson's 1997 First and Second Quarter Reports on Form 10-Q and 1997 Current Reports on Form 8-K, each of which documents is incorporated by reference herein. See "Available Information" and "Incorporation of Certain Information by Reference."

SPECIAL MEETING; RECORD DATE

     The Special Meeting will be held at 10:00 a.m. on October 22, 1997, in the Community Room in the Jefferson National Bank Operations Center at 321 East Main Street, Charlottesville, Virginia. At the Special Meeting, Jefferson's shareholders will consider and vote upon approval of the Merger Agreement and the consummation of the transactions contemplated therein. The Jefferson Board has fixed the close of business on August 15, 1997, as the record date for determining the Jefferson shareholders entitled to receive notice of and to vote at the Special Meeting (the "Record Date"). As of the Record Date, there were 13,964,689 shares of Jefferson Common Stock issued and outstanding and entitled to be voted at the Special Meeting. For additional information with respect to the Special Meeting, including the Record Date and votes required for approval, see "General Information."

THE MERGER

     GENERAL. The Merger Agreement provides that Jefferson will merge with and into Wachovia, which will be the surviving corporation of the Merger and will be governed by the laws of the State of North Carolina. If the Merger Agreement is approved by the Jefferson shareholders at the Special Meeting, all required governmental and other consents and approvals are obtained and all of the other conditions to the obligations of the parties to consummate the Merger are either satisfied or waived (as permitted), the Merger will be consummated. A copy of the Merger Agreement is set forth in Appendix A to this Proxy Statement/Prospectus. See "The Merger."

     EXCHANGE RATIO. At the time of the Merger, each outstanding share of Jefferson Common Stock will cease to be outstanding and each such share (excluding shares held by Jefferson, Wachovia or their subsidiaries other than in a fiduciary capacity or as a result of debts previously contracted in good faith ("Treasury Stock")) will be converted into and exchanged for 0.625 of a share of Wachovia Common Stock. No fractional shares of Wachovia Common Stock will be issued. Rather, cash (without interest) will be paid in lieu of any fractional share interest to which any Jefferson shareholder would be entitled upon consummation of the Merger, based on the average of the last sale prices of the Wachovia Common Stock as reported by the NYSE Composite Transactions Reporting System (as reported in The Wall Street Journal or, if not reported therein, any other authoritative source) for the five trading days immediately preceding the Effective Date (as defined herein).

     VOTE REQUIRED. Approval of the Merger Agreement and consummation of the transactions contemplated therein require the affirmative vote of the holders of more than two-thirds of the outstanding shares of the Jefferson Common Stock entitled to vote at the Special Meeting. As of the Record Date, the directors and executive officers of Jefferson and their affiliates held 770,748 shares (or approximately 5.5% of the outstanding shares) of Jefferson Common Stock. As of the Record Date, no shares of Jefferson Common Stock were owned by the directors and executive officers of Wachovia and their affiliates. As of the Record Date, Jefferson held 653,227 shares of Jefferson Common Stock in a fiduciary capacity for others and Wachovia held 55,348 shares of Jefferson Stock in a fiduciary capacity for others. See "General Information -- Vote Required."

     It is not expected that the Merger Agreement and the consummation of the transactions contemplated therein will require the approval of the holders of Wachovia Common Stock under either the North Carolina Business Corporation Act or the rules of the NYSE. See "General Information -- Vote Required."

     RECOMMENDATION OF THE JEFFERSON BOARD OF DIRECTORS. The Jefferson Board believes that the Merger is in the best interests of Jefferson and its shareholders and has unanimously approved the Merger Agreement and approved the consummation of the transactions contemplated therein. In deciding to adopt the Merger Agreement and approve the transactions contemplated therein, the Jefferson Board considered a number of factors, including the financial condition, results of operations, and future prospects of Jefferson and Wachovia. See "The Merger -- Background of, and Reasons for, the Merger," and
" -- Interests of Certain Persons in the Merger."

     THE JEFFERSON BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" APPROVAL OF THE MERGER AGREEMENT.

     OPINION OF FINANCIAL ADVISER. Goldman, Sachs & Co. ("Goldman Sachs") have served as financial advisers to Jefferson in connection with the Merger and have rendered an opinion to the Jefferson Board that the Exchange Ratio of 0.625 of a share of Wachovia Common Stock for each share of Jefferson Common Stock is fair to Jefferson shareholders. For additional information concerning Goldman Sachs and its opinion, see "The Merger -- Opinion of Financial Adviser" and the opinion of Goldman Sachs attached as Appendix C to this Proxy Statement/Prospectus.

     EFFECTIVE TIME. If the Merger is approved by the requisite vote of the Jefferson shareholders, all required governmental and other consents and approvals are obtained and the other conditions to the obligations of the parties to consummate the Merger are either satisfied or waived (as permitted), the Merger will be consummated and will become effective on the date (the "Effective Date") and at the time (the "Effective Time") that articles of merger reflecting the Merger are filed with the office of the Virginia State Corporation Commission and the Secretary of State of North Carolina and a certificate of merger is issued by the Virginia State Corporation Commission. Unless otherwise agreed by Jefferson and Wachovia, and subject to the conditions to the obligations of the parties to effect the Merger, the parties have agreed to cause the Effective Date to occur on (i) the fifth business day to occur after the last of the conditions to the consummation of the Merger have been satisfied or waived (or, at the election of Wachovia, on the last business day of the month in which such date occurs). Wachovia and Jefferson each has the right, acting unilaterally, to terminate the Merger Agreement should the Merger not be consummated by June 30, 1998. See "The Merger -- Effective Time" and
" -- Amendment, Waiver and Termination."

     DELIVERY OF WACHOVIA CERTIFICATES. Promptly after the Effective Time, Wachovia will send or will cause to be sent transmittal materials to each record holder of shares of Jefferson Common Stock outstanding at the Effective Time for use in exchanging those certificates for shares of Wachovia Common Stock. See "The Merger -- Distribution of Wachovia Certificates."

     CERTAIN FEDERAL INCOME TAX CONSEQUENCES. The Merger is intended to be a tax-free reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Generally, no gain or loss should be recognized for federal income tax purposes by Jefferson shareholders as a result of the Merger except with respect to any cash received in lieu of fractional share interests. A condition to consummation of the Merger is the receipt by each of Wachovia and Jefferson of an opinion from their respective legal counsel as to the qualification of the Merger as a tax-free reorganization and certain other federal income tax consequences of the Merger.

     ALL STOCKHOLDERS SHOULD CAREFULLY READ THE DISCUSSION OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED MERGER UNDER "THE
MERGER -- CERTAIN FEDERAL INCOME TAX CONSEQUENCES" AND ARE URGED TO CONSULT WITH THEIR OWN TAX ADVISERS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES IN THEIR PARTICULAR CIRCUMSTANCES.

     MANAGEMENT AFTER THE MERGER. Wachovia will be the surviving corporation resulting from the Merger. Wachovia has agreed to cause one member of the Jefferson Board to be elected or appointed as a director of Wachovia. See "The Merger -- Management and Operations After the Merger."

     INTERESTS OF CERTAIN PERSONS IN THE MERGER. Members of the Jefferson Board and certain members of Jefferson's management have interests in the Merger in addition to their interests as shareholders of Jefferson generally. Those interests relate to, among other things, provisions in the Merger Agreement regarding indemnification, the treatment of outstanding options and other incentive awards with respect to Jefferson Common Stock and employment agreements with Wachovia.

     Wachovia has generally agreed to indemnify, for a period of six years after the Effective Time, the present officers and directors of Jefferson and its subsidiaries against certain liabilities arising prior to the effective time of the Merger. Wachovia has also agreed to provide directors' and officers' liability insurance for the present and former officers and directors of Jefferson for a period of three years following the Effective Time.

     The Merger Agreement provides that all options to acquire Jefferson Common Stock outstanding at the Effective Time under Jefferson's stock option plan, including those held by management, will be converted into options to acquire shares of Wachovia Common Stock. In addition, Jefferson has agreements with certain of its executive officers that provide for severance payments and certain other benefits if the officer's employment terminates under certain circumstances after a "change in control" of Jefferson.

     Wachovia has entered into an employment agreement with O. Kenton McCartney pursuant to which Mr. McCartney will receive an annual base salary equal to $310,000. Mr. McCartney will also receive restricted shares of Wachovia Common Stock and options to purchase additional shares, all of which will vest over a period of five years. Mr. McCartney has also entered into a retirement agreement with Wachovia pursuant to which he will receive monthly retirement benefits the present value of which, based on certain assumptions, is estimated at $1,264,000. Five year employment agreements will also be offered to five other executives of Jefferson who will be selected after the Merger. See "Certain Differences in the Rights of Wachovia Shareholders and Jefferson Shareholders -- Indemnification,"
" -- Post-Acquisition Compensation and Benefits," " -- Stock Options" and
" -- Interests of Certain Persons in the Merger."

     CONDITIONS TO CONSUMMATION. Consummation of the Merger is subject to various conditions, including, among other matters: (i) approval of the Merger Agreement by the Jefferson shareholders; (ii) receipt of all governmental and other consents and approvals necessary to permit consummation of the Merger; and
(iii) satisfaction of certain other usual conditions, including the receipt of the tax opinions discussed above. Under the terms of the Merger Agreement, the conditions to the Merger, including receipt of the tax opinions, may generally be waived by Wachovia or Jefferson, as applicable. As of the date of this Proxy Statement/Prospectus, neither Wachovia nor Jefferson intends to waive the conditions as to the receipt of opinions of counsel on taxation matters. In the event of a failure to obtain tax opinions, and a party's determination to waive such condition to the consummation of the Merger, Jefferson will resolicit the votes of its shareholders to approve the Merger without such condition and update the information contained herein with respect to the tax consequences of the Merger as necessary. See "The Merger -- Conditions to Consummation" and " -- Amendment, Waiver and Termination."

     REGULATORY APPROVALS. Wachovia received approval for the Merger from the Board of Governors of the Federal Reserve System on August 26, 1997. The Merger is also subject to the prior approval of the State Corporation Commission of Virginia (the "Virginia Commission"), and an application for approval of the Merger has been filed therewith. There can be no assurance that the approval of the Virginia Commission will be obtained or as to the timing or conditions of such approval. See "The Merger -- Regulatory Approvals."

     TERMINATION. The Merger Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time by mutual action of the board of directors of both Jefferson and Wachovia, or by action of the board of directors of either company under certain circumstances, including if the Merger is not consummated by June 30, 1998, unless the failure to consummate by such time is due to knowing action or inaction of the party seeking to terminate. If for any reason the Merger is not consummated, Jefferson expects to continue to operate as a bank holding company under its present management. See "The
Merger -- Amendment, Waiver and Termination."

     ACCOUNTING TREATMENT. It is anticipated that the Merger will be accounted for as a "purchase" for financial reporting purposes. See "The
Merger -- Accounting Treatment."

     DISSENTERS' RIGHTS. Under the Virginia Stock Corporation Act, holders of Jefferson Common Stock have no dissenters' rights in connection with the Proposed Merger. See "The Merger -- Dissenters' Rights."

     RESALE OF WACHOVIA COMMON STOCK. The Wachovia Common Stock issuable in connection with the Merger will be freely transferable by the holders of such shares, except for those holders who may be deemed to be "affiliates" (generally including directors, certain executive officers, and 10% or more shareholders) of Jefferson or Wachovia under applicable federal securities laws. See "The Merger Resales of Wachovia Common Stock."

     STOCK OPTION AGREEMENT. As an inducement to the willingness of Wachovia to continue to pursue the transactions contemplated by the Merger Agreement, Jefferson, as issuer, entered into a stock option agreement with Wachovia, as grantee, dated as of June 10, 1997 (the "Stock Option Agreement"). The Stock Option Agreement is attached hereto as Appendix B and is incorporated herein by reference.

     Pursuant to the Stock Option Agreement, Jefferson granted to Wachovia an irrevocable option (the "Option") pursuant to which Wachovia has the right, upon the occurrence of certain events (none of which has occurred to the best of Wachovia's and Jefferson's knowledge), to purchase up to 2,770,000 shares of Jefferson Common Stock, subject to adjustment in certain cases as described below but in no event exceeding 19.9% of the number of shares of Jefferson Common Stock outstanding immediately before exercise of the Option, subject to termination during certain periods, for a purchase price of $29.6875 per share, subject to adjustment in certain circumstances.

     Under certain circumstances, Wachovia could also elect to sell the Option, and any shares previously purchased thereunder, back to Jefferson at a price generally reflecting the price offered or paid by a third-party acquirer for other shares of Jefferson. Alternatively, under certain circumstances, Wachovia could surrender the Option for a cash payment from Jefferson of $15 million. The maximum profit realizable by Wachovia by exercise or transfer of the Option or surrender of the Option for cash is $25 million.

     In the event that Jefferson shareholders fail to approve the Merger Agreement, either Jefferson or Wachovia may terminate the Merger Agreement in accordance with its terms. The Stock Option Agreement will automatically terminate within 15 months after such termination. Wachovia will be entitled to exercise its rights under the Stock Option Agreement if both an Initial Triggering Event (as defined herein) and a Subsequent Triggering Event (as defined herein) occur within such 15 month period. The purchase of any shares of Jefferson Common Stock pursuant to the Option is subject to compliance with applicable law, including the receipt of necessary approvals under the BHC Act.

     Arrangements such as the Stock Option Agreement are entered into in connection with corporate mergers and acquisitions in an effort to increase the likelihood that the transactions will be consummated in accordance with their terms and to compensate the grantee for the efforts undertaken and the expenses, losses and opportunity costs incurred by it in connection with the transactions if they are not consummated under certain circumstances involving an acquisition or potential acquisition of the issuer by a third party. The Stock Option Agreement was entered into to accomplish these objectives. The Stock Option Agreement may have the effect of discouraging offers by third parties to acquire Jefferson prior to the Merger, even if in the case of Jefferson, such persons might have been prepared to offer to pay consideration to Jefferson's shareholders that has a higher current market price than the shares of Wachovia Common Stock to be received by such holders pursuant to the Merger Agreement. See "The Merger -- Background of the Merger", " -- Stock Option Agreement" and Appendix B to this Proxy Statement/Prospectus.

ACQUISITIONS

     MERGER WITH CENTRAL FIDELITY BANKS, INC. On June 23, 1997, Wachovia entered into a merger agreement (the "Central Fidelity Merger") with Central Fidelity Banks, Inc. ("Central Fidelity"), the parent of Central Fidelity National Bank in Richmond, Virginia. The boards of directors of both companies have approved the Central Fidelity Merger. The Central Fidelity Merger is subject to the approval of shareholders and appropriate regulatory agencies and is expected to close in the fourth quarter of 1997.

     Central Fidelity is a bank holding company registered under the provisions of the BHC Act. Central Fidelity, the third largest banking company headquartered in Virginia, serves Virginia markets primarily through its wholly-owned banking subsidiary, Central Fidelity National Bank, a national banking association. Central Fidelity National Bank operates 248 branch offices, including 27 full-service supermarket locations, and 228 automated teller machines throughout Virginia. At June 30, 1997, Central Fidelity had total assets of approximately $10.7 billion, deposits of approximately $8.1 billion and shareholders' equity of approximately $804 million. Net income for the first six months ended June 30, 1997 was $61.6 million. Central Fidelity, through Central Fidelity National Bank and its other subsidiaries, provides a wide variety of financial services to a broad customer base of individuals, corporations, institutions and governments primarily located in Virginia.

     The Central Fidelity Merger is expected to be accounted for as a pooling of interests and provides for a tax-free exchange of 0.63 of a share of Wachovia Common Stock for each common share of Central Fidelity. In connection with the merger agreement, Central Fidelity has granted Wachovia a stock option representing approximately 19.9% of Central Fidelity's outstanding shares. Wachovia will add three current members of the Central Fidelity board of directors to the Wachovia board of directors. See " -- Comparison of Certain Unaudited per Share Data," "Acquisitions -- Merger with Central Fidelity Banks, Inc." and "Wachovia and Central Pro Forma Unaudited Combined Financial Information."

     MERGER WITH 1ST UNITED BANCORP. On August 6, 1997 Wachovia entered into an agreement for a merger (the "1st United Merger") with 1st United Bancorp ("1st United"), the parent of 1st United Bank, headquartered in Boca Raton, Florida. The boards of directors of both companies have approved the agreement. The 1st United Merger is subject to the approval of 1st United's shareholders and appropriate regulatory agencies and is expected to close in the fourth quarter of 1997.

     1st United, headquartered in Boca Raton, Florida operates 33 full service banking centers in the Florida counties of Palm Beach, Martin, Broward and Brevard. It is the largest commercial bank headquartered in Palm Beach County and specializes in serving individuals and small businesses within its trade area. At July 1, 1997, the effective date of 1st United's merger with Seaboard Savings Bank, 1st United had total assets of approximately $821 million, deposits of approximately $739 million and shareholders' equity of approximately $69 million.

     The 1st United Merger is expected to be accounted for as a purchase and provides for a tax-free exchange of a minimum of 0.3 and a maximum of 0.366 of a share of Wachovia Common Stock for each common share of 1st United. In connection with the 1st United Merger, 1st United has granted Wachovia a stock option representing approximately 19.9% of 1st United's outstanding shares. As of August 31, 1997, 1st United had 10,156,327 common shares outstanding and 314,028 issuable upon exercise of outstanding stock options (excluding the stock option granted to Wachovia). See "Acquisitions -- Merger with 1st United Bancorp."

MARKET FOR COMMON STOCK AND RELATED SHAREHOLDER MATTERS

     Wachovia Common Stock is listed on the NYSE. Jefferson Common Stock is traded on the NASDAQ Stock Market. The following table sets forth the last sale price of Wachovia Common Stock, the last sale price of Jefferson Common Stock, and the equivalent price per share (as explained below) of Jefferson Common Stock at the close of business on June 9, 1997, the last trading day immediately preceding public announcement of the Merger, and September 10, 1997, the last practicable date prior to the mailing of this Proxy Statement/Prospectus.

                                             MARKET PRICE PER SHARE
                                   WACHOVIA       JEFFERSON      EQUIVALENT PER
                                 COMMON STOCK    COMMON STOCK    SHARE PRICE(1)
June 9, 1997..................     $     62 1/8     $     30        $      38.83
September 10, 1997............     $     67 1/4     $     42        $      42.03

(1) The equivalent per share price of Jefferson Common Stock at the specified dates represents the last sale price of a share of Wachovia Common Stock on such date multiplied by the Exchange Ratio of 0.625.

     SHAREHOLDERS ARE ADVISED TO OBTAIN CURRENT MARKET QUOTATIONS FOR WACHOVIA COMMON STOCK. NO ASSURANCE CAN BE GIVEN AS TO THE MARKET PRICE OF WACHOVIA COMMON STOCK AT OR AFTER THE EFFECTIVE TIME. SEE "COMPARATIVE MARKET PRICES AND DIVIDENDS."

COMPARISON OF CERTAIN UNAUDITED PER SHARE DATA

     The following summary presents selected comparative unaudited per share data for Wachovia and Jefferson (i) on a historical basis, (ii) on a pro forma combined basis assuming the Merger had been effective during the periods presented and (iii) on a pro forma combined basis assuming the Central Fidelity Merger and the Merger had been effective during the periods presented. The Merger is reflected under the purchase method of accounting and pro forma data is derived accordingly. The Central Fidelity Merger is reflected under the pooling of interests method of accounting. The information shown below should be read in conjunction with the historical financial data and statements of Wachovia and Jefferson included or incorporated by reference herein, including the respective notes thereto. See "Available Information," "Incorporation of Certain Information by Reference," " -- Selected Financial Data of Wachovia (Historical)," " -- Selected Financial Data of Jefferson (Historical)" and "The Merger -- Accounting Treatment".

     The per share data set forth herein are presented for comparative purposes only and are not necessarily indicative of the future combined financial position, the results of the future operations or the actual results or combined financial position of Wachovia that would have been achieved had the Merger and the Central Fidelity Merger been consummated as of the dates or for the periods indicated. While no assurance can be given, Wachovia expects that it will achieve substantial benefits from both the Merger and the Central Fidelity Merger including operating cost savings and revenue enhancements. See "Acquisitions -- Merger with Central Fidelity Banks, Inc," and "Wachovia and Central Fidelity Unaudited Pro Forma Combined Financial Information." However, the pro forma comparative unaudited per share data do not reflect any direct costs, potential savings or revenue enhancements which are expected to result from the consolidation of operations of Jefferson, Central Fidelity and Wachovia, and therefore, do not purport to be indicative of the results of future operations of Wachovia.

                                                                               SIX MONTHS
                                                                                 ENDED             YEARS ENDED
                                                                                JUNE 30,           DECEMBER 31,
                                                                                  1997        1996     1995     1994
WACHOVIA CORPORATION
NET INCOME PER PRIMARY COMMON SHARE
  Historical................................................................   $    2.00     $ 3.81    $3.50    $3.13
  Jefferson pro forma combined (1)..........................................   $    1.92     $ 3.65      N/A      N/A
  Central Fidelity and Jefferson pro forma combined (2), (3)................   $    1.88     $ 3.54    $3.38    $2.98
NET INCOME PER FULLY DILUTED COMMON SHARE
  Historical................................................................   $    2.00     $ 3.80    $3.49    $3.12
  Jefferson pro forma combined (1)..........................................   $    1.92     $ 3.63      N/A      N/A
  Central Fidelity and Jefferson pro forma combined (2), (3)................   $    1.87     $ 3.51    $3.35    $2.96
DIVIDENDS DECLARED PER COMMON SHARE (4)
  Historical................................................................   $     .80     $ 1.52    $1.38    $1.23
  Jefferson pro forma combined..............................................   $     .80     $ 1.52      N/A      N/A
  Central Fidelity and Jefferson pro forma combined.........................   $     .80     $ 1.52    $1.38    $1.23
BOOK VALUE PER COMMON SHARE
  Historical................................................................   $   23.07     $22.96      N/A      N/A
  Jefferson pro forma combined (1)..........................................   $   25.12     $24.97      N/A      N/A
  Central Fidelity and Jefferson pro forma combined (2), (3)................   $   24.11     $24.56      N/A      N/A

JEFFERSON COMMON STOCK
NET INCOME PER PRIMARY COMMON SHARE
  Historical................................................................   $    1.08     $ 1.86    $1.64    $1.49
  Equivalent Jefferson pro forma combined (1), (5)..........................   $    1.20     $ 2.28      N/A      N/A
  Equivalent Central Fidelity and Jefferson pro forma combined (6)..........   $    1.18     $ 2.21    $2.11    $1.86
NET INCOME PER FULLY DILUTED COMMON SHARE
  Historical................................................................   $    1.08     $ 1.86    $1.64    $1.49
  Equivalent Jefferson pro forma combined (1), (5)..........................   $    1.20     $ 2.27      N/A      N/A
  Equivalent Central Fidelity and Jefferson pro forma combined (6)..........   $    1.17     $ 2.19    $2.09    $1.85
DIVIDENDS PER COMMON SHARE
  Historical................................................................   $     .50     $  .88    $ .76    $ .68
  Equivalent Jefferson pro forma combined (1), (5)..........................   $     .50     $  .95      N/A      N/A
  Equivalent Central Fidelity and Jefferson pro forma combined (6)..........   $     .50     $  .95    $ .86    $ .77
BOOK VALUE PER COMMON SHARE
  Historical................................................................   $   15.20     $14.66      N/A      N/A
  Equivalent Jefferson pro forma combined (1), (5)..........................   $   15.70     $15.61      N/A      N/A
  Equivalent Central Fidelity and Jefferson pro forma combined (6)..........   $   15.07     $15.35      N/A      N/A

(1) Wachovia's merger with Jefferson will be accounted for as a purchase; accordingly, pro forma per share data for years before December 31, 1996 are not applicable.

(2) Central Fidelity and Jefferson pro forma combined amounts include Central Fidelity for all periods and Jefferson, as described in (1), for the year ended December 31, 1996 and the six months ended June 30, 1997.

(3) The effect of estimated merger and restructuring costs expected to be incurred in connection with the Central Fidelity Merger has been reflected in the June 30, 1997 Central Fidelity and Jefferson Unaudited Pro Forma Combined Statement of Condition; however, since the estimated costs are non-recurring, they have not been reflected in the Central Fidelity and Jefferson Unaudited Pro Forma Combined Statements of Income.

(4) Pro forma dividends per share represent historical dividends paid by Wachovia.

(5) Equivalent Jefferson pro forma combined amounts are computed by multiplying the Jefferson pro forma combined amounts by the exchange ratio of 0.625.

(6) Equivalent Central Fidelity and Jefferson pro forma combined amounts are computed by multiplying the Central Fidelity and Jefferson pro forma combined amounts by the exchange ratio of 0.625. As described in (1), amounts for the years ended December 31, 1995 and 1994 exclude Jefferson.

SELECTED FINANCIAL DATA OF WACHOVIA (HISTORICAL)

     The following table sets forth selected historical financial data of Wachovia and has been derived from its financial statements. Such selected historical financial data should be read in conjunction with Wachovia's audited consolidated financial statements, including the respective notes thereto, and unaudited interim financial information, in each case incorporated herein by reference. The interim financial information has been derived from unaudited financial statements of Wachovia, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for fair statement of the results for the unaudited interim periods. Results for the interim periods are not necessarily indicative of results which may be expected for any other interim or annual period. See "Incorporation of Certain Information by Reference."

                                        SIX MONTHS ENDED
                                            JUNE 30,                         FOR THE YEARS ENDED DECEMBER 31,
                                       1997         1996         1996         1995         1994         1993         1992
                                                          (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

SUMMARY OF OPERATIONS
  Interest Income.................. $ 1,675,025  $ 1,575,966  $ 3,227,314  $ 3,019,730  $ 2,362,294  $ 2,122,837  $ 2,222,078
  Interest Expense.................     856,314      824,800    1,672,602    1,579,107    1,038,388      839,012      967,028
  Other Income.....................     435,231      383,179      787,650      735,632      607,752      627,603      556,225
  Other Expense....................     678,830      618,332    1,257,549    1,203,596    1,098,413    1,131,236    1,095,652
  Net Income.......................     328,705      309,233      644,557      602,543      539,058      492,095      433,225

PER SHARE AMOUNTS
  Net Income, Primary..............       $2.00        $1.81        $3.81        $3.50        $3.13        $2.83        $2.51
  Net Income, Fully Diluted........        2.00         1.81         3.80         3.49         3.12         2.81         2.48
  Weighted Average Shares
    Outstanding, Primary........... 164,145,000  170,664,000  169,094,000  172,089,000  172,339,000  173,941,000  172,641,000
  Weighted Average Shares
    Outstanding, Fully Diluted..... 164,158,000  170,808,000  169,827,000  172,957,000  172,951,000  175,198,000  175,512,000
  Dividends........................        $.80         $.72        $1.52        $1.38        $1.23        $1.11        $1.00

STATEMENT OF CONDITION
  (PERIOD END)
  Total Assets..................... $48,512,096  $46,049,096  $46,904,515  $44,981,314  $39,187,958  $36,525,772  $33,366,519
  Interest Earning Assets..........  42,610,130   41,139,806   40,788,754   40,000,768   34,711,988   32,348,507   29,136,317
  Loans............................  33,255,625   30,672,641   31,283,192   29,261,153   25,890,804   22,977,488   21,085,653
  Deposits.........................  28,938,060   25,973,349   27,250,122   26,368,757   23,069,258   23,352,398   23,375,461
  Shareholders' Equity.............   3,679,827    3,699,612    3,761,832    3,773,757    3,286,507    3,017,947    2,774,767

RATIOS
  Return on Average Assets.........        1.42%        1.38%        1.43%        1.45%        1.46%        1.46%        1.36%
  Return on Average Equity.........       18.15        16.87        17.62        17.67        17.41        17.13        16.69
  Dividend Payout Ratio............       39.49        39.38        39.50        39.10        39.10        38.90        39.40
  Average Equity to
    Average Assets Ratio...........        7.82         8.20         8.09         8.22         8.36         8.54         8.16

SELECTED FINANCIAL DATA OF JEFFERSON (HISTORICAL)

     The following table sets forth selected historical financial data of Jefferson and has been derived from its financial statements. Such selected historical financial data should be read in conjunction with Jefferson's audited consolidated financial statements, including the respective notes thereto, and unaudited interim financial information, in each case incorporated herein by reference. The interim financial information has been derived from unaudited financial statements of Jefferson, which, in the opinion of management, includes all adjustments, consisting only of normal recurring adjustments, necessary for fair statement of the results for the unaudited interim periods. Results for the interim periods are not necessarily indicative of results which may be expected for any other interim or annual period. See "Incorporation of Certain Information by Reference."

                                              SIX MONTHS ENDED
                                                  JUNE 30,                      FOR THE YEARS ENDED DECEMBER 31,
                                              1997        1996        1996        1995        1994        1993        1992
                                                             (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

SUMMARY OF OPERATIONS
  Interest Income......................... $   80,052  $   75,176  $  153,628  $  146,373  $  129,496  $  128,922  $  129,072
  Interest Expense........................     31,012      28,915      59,046      58,644      45,393      47,820      56,505
  Other Income............................     10,672       9,600      18,977      19,019      17,910      17,245      16,655
  Other Expense...........................     34,726      33,622      67,655      66,580      66,423      61,668      54,965
  Net Income..............................     14,996      13,513      27,801      24,863      22,600      23,585      21,044

PER SHARE AMOUNTS
  Net income, Primary.....................      $1.08        $.89       $1.86       $1.64       $1.49       $1.57       $1.50
  Net income, Fully Diluted...............      $1.08        $.89       $1.86       $1.64       $1.49       $1.57       $1.50
  Average Shares
    Outstanding, Primary.................. 13,944,887  15,168,061  14,982,442  15,181,152  15,148,400  15,060,873  14,075,372
  Weighted Average Shares
    Outstanding, Fully Diluted............ 13,944,887  15,168,061  14,982,442  15,181,152  15,148,400  15,060,873  14,075,372
  Dividends...............................       $.50        $.44        $.88        $.76        $.68        $.62        $.53

STATEMENT OF CONDITION
  (PERIOD END)
  Total Assets............................ $2,168,470  $2,080,770  $2,161,825  $2,051,188  $1,925,950  $1,941,961  $1,842,447
  Total Earning Assets....................  1,986,264   1,909,601   1,974,908   1,878,599   1,740,048   1,749,740   1,675,448
  Loans-Net of Unearned
    Income................................  1,442,863   1,282,900   1,365,854   1,220,421   1,101,500   1,022,911     979,365
  Deposits................................  1,876,473   1,794,668   1,891,109   1,793,199   1,688,872   1,677,354   1,636,346
  Shareholders' Equity....................    212,101     229,229     204,314     226,540     206,553     196,434     180,023

RATIOS
  Return on Average Assets................       1.40%       1.33%       1.34%       1.25%       1.18%       1.27%       1.23%
  Return on Average Equity................      14.34       11.76       12.20       11.43       11.05       12.34       12.96
  Dividend Payout Ratio...................      46.48       49.33       46.99       45.02       44.40       36.07       33.42
  Average Equity to
    Average Assets Ratio..................       9.78       11.29       11.00       10.92       10.65       10.27        9.48

WACHOVIA AND CENTRAL FIDELITY PRO FORMA COMBINED FINANCIAL DATA

     No pro forma financial statements are included in this Proxy
Statement/Prospectus with respect to the Merger with Jefferson because the pro forma effects of the Merger are not material to Wachovia's consolidated financial statements. Accordingly, such information is also immaterial to an understanding of the proposed Merger by the shareholders of Jefferson.

     The following table sets forth selected unaudited pro forma financial data of Wachovia giving effect to the Central Fidelity Merger as if it occurred as of the beginning of each of the periods indicated below, after giving effect to the pro forma adjustments described in the Notes to Unaudited Pro Forma Combined Financial Information. The Central Fidelity Merger is expected to be accounted for as a pooling of interests. Such selected unaudited pro forma financial data should be read in conjunction with the Wachovia and Central Fidelity pro forma combined financial information, including the notes thereto, appearing elsewhere in this Proxy Statement/Prospectus. The effect of estimated merger and restructuring costs expected to be incurred in connection with the Central Fidelity Merger has been reflected in the Unaudited Pro Forma Combined Statement of Condition; however, since the estimated costs are nonrecurring, they have not been reflected in the Unaudited Pro Forma Combined Statements of Income. The Unaudited Pro Forma Combined Financial Information does not give effect to any anticipated cost savings in connection with the Central Fidelity Merger. The Unaudited Pro Forma Combined Statement of Condition is not necessarily indicative of the actual financial position that would have existed had the Central Fidelity Merger been consummated as of the beginning of the periods indicated below, or that may exist in the future. The Unaudited Pro Forma Combined Statements of Income are not necessarily indicative of the results that would have occurred had the Merger been consummated on the date indicated or that may be achieved in the future. See "Incorporation of Certain Information by Reference" and "Wachovia and Central Fidelity Unaudited Pro Forma Combined Financial Information."

                                                            SIX MONTHS ENDED                  FOR THE YEARS ENDED
                                                                JUNE 30,                         DECEMBER 31,
                                                           1997          1996          1996          1995          1994
                                                                   (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

SUMMARY OF OPERATIONS
  Interest Income.....................................  $ 2,073,667   $ 1,968,349   $ 4,015,934   $ 3,791,650   $ 3,027,091
  Interest Expense....................................  $ 1,055,499   $ 1,033,980     2,085,955     2,011,402     1,369,079
  Other Income........................................      484,999       424,758       873,565       815,307       666,990
  Other Expense.......................................      809,200       738,866     1,509,490     1,441,761     1,343,478
  Net Income..........................................      390,280       366,023       757,259       707,913       623,922

PER SHARE AMOUNTS
  Net Income, Primary.................................        $1.94         $1.76         $3.66         $3.38         $2.98
  Net Income, Fully Diluted...........................         1.94          1.75          3.64          3.35          2.96
  Weighted Average Shares
    Outstanding, Primary..............................  200,728,000   208,490,000   206,728,000   209,684,000   209,346,000
  Weighted Average Shares
    Outstanding, Fully Diluted........................  201,679,000   209,241,000   208,105,000   211,118,000   210,663,000
  Dividend (1)........................................         $.80          $.72         $1.52         $1.38         $1.23

STATEMENT OF CONDITION
  (PERIOD END)
  Total Assets(2).....................................  $59,241,694   $56,540,625   $57,444,875   $55,792,288   $49,242,130
  Interest Earning Assets.............................   52,653,592    51,053,334    50,725,790    50,180,624    44,168,738
  Loans...............................................   40,182,001    37,132,537    38,000,028    35,577,966    31,662,897
  Deposits............................................   37,014,680    33,937,409    35,321,576    34,354,655    30,296,502
  Shareholders' Equity(2).............................    4,370,292     4,508,136     4,608,331     4,600,304     3,909,579

RATIOS
  Return on Average Assets............................         1.38%         1.33%         1.36%         1.37%         1.34%
  Return on Average Equity............................        17.58         16.34         16.91         17.00         16.58
  Average Equity to
    Average Assets Ratio..............................         7.84          8.13          8.05          8.05          8.09

(1) Pro forma dividends per share represent historical dividends paid by Wachovia.

(2) Total Assets and Shareholders' Equity at June 30, 1997 have been reduced to reflect the aggregate estimated merger and restructuring costs of $174 million ($113 million net of taxes) expected to be incurred in connection with the Central Fidelity Merger.

                              GENERAL INFORMATION

SPECIAL MEETING

     This Proxy Statement/Prospectus is being furnished to the shareholders of Jefferson in connection with the solicitation of proxies by the Jefferson Board for use at the Special Meeting. The Special Meeting will be held in the Community Room in the Jefferson National Bank Operations Center, located at 321 East Main Street, Charlottesville, Virginia at 10:00 a.m., on October 22, 1997, and at any adjournments and postponements thereof, to consider and vote upon a proposal to approve the Merger Agreement.

     This Proxy Statement/Prospectus is also being furnished by Wachovia to Jefferson shareholders as a prospectus in connection with the issuance by Wachovia of shares of Wachovia Common Stock upon consummation of the Merger.

RECORD DATE, SOLICITATION AND REVOCABILITY OF PROXIES

     The Jefferson Board has fixed the close of business on August 15, 1997, as the record date for determining the Jefferson shareholders entitled to receive notice of and to vote at the Special Meeting. Only holders of record of Jefferson Common Stock as of the Record Date are entitled to notice of and to vote at the Special Meeting. As of the Record Date, 13,964,689 shares of Jefferson Common Stock were issued and outstanding and held by approximately 8,000 record holders. Holders of Jefferson Common Stock are entitled to one vote on each matter considered and voted on at the Special Meeting for each share of Jefferson Common Stock held of record at the close of business on the Record Date. The presence, in person or by properly executed proxy, of the holders of a majority of the shares of Jefferson Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum at the Special Meeting. For purposes of determining the presence of a quorum, abstentions will be counted as shares present but shares to be voted by brokers with discretionary authority for which the broker fails to exercise such discretionary authority ("broker non-votes") will not be counted as shares present. Neither abstentions nor broker non-votes will be counted as votes cast for purposes of determining whether a proposal has received sufficient votes for approval.

     Proxies in the form accompanying this Proxy Statement/Prospectus are solicited by the Jefferson Board. Shares of Jefferson Common Stock represented by properly executed proxies, if such proxies are received in time and are not revoked, will be voted in accordance with the instructions indicated on the proxies. If no instructions are indicated, such proxies will be voted "FOR" approval of the Merger Agreement and consummation of the transactions contemplated therein, and in the discretion of the persons named in the enclosed form of proxy as to any other matter that may come before the special meeting or any adjournment or postponement thereof including, among other things, a motion to adjourn or postpone the Special Meeting to another time and/or place, for the purpose of soliciting additional proxies or otherwise; PROVIDED, HOWEVER, that no proxy which is voted against the proposal to approve the Merger Agreement will be voted in favor of any such adjournment or postponement.

     A Jefferson shareholder who has given a proxy may revoke it at any time prior to its exercise at the Special Meeting, by (a) giving written notice of revocation to the Secretary of Jefferson, (b) properly submitting to Jefferson a duly executed proxy bearing a later date, or (c) voting in person at the Special Meeting. All written notices of revocation and other communications with respect to revocation of proxies should be addressed to Jefferson as follows: 123 East Main Street, Post Office Box 711, Charlottesville, Virginia 22902, Attention:
William M. Watson, Jr., Secretary. A proxy appointment will not be revoked by death or supervening incapacity of the shareholder executing the proxy unless, before the shares are voted, notice of such death or incapacity is filed with Jefferson's Secretary or other person responsible for tabulating votes on behalf of Jefferson.

     The expense of soliciting proxies for the Special Meeting will be paid for by Jefferson, although pursuant to the Merger Agreement, Wachovia has agreed to share equally with Jefferson all filing fees and printing expenses payable in connection with the Registration Statement and the Proxy Statement. In addition to the solicitation of shareholders of record by mail, telephone or personal contact, Jefferson will be contacting brokers, dealers, banks and voting trustees or their nominees who can be identified as record holders of Jefferson Common Stock; such holders, after inquiry by Jefferson, will provide information concerning quantity of proxy and other materials needed to supply such materials to beneficial owners, and Jefferson will reimburse them for the expense of mailing the proxy materials to such persons.

     Jefferson has retained Georgeson & Company Inc. ("Georgeson") to assist Jefferson in connection with its communications with its shareholders with respect to, and to provide other services to Jefferson in connection with, the Special Meeting. Georgeson will receive $8,000 for its services and reimbursement of out-of-pocket expenses in connection therewith. Jefferson has agreed to indemnify Georgeson against certain liabilities arising out of or in connection with its engagement.

VOTE REQUIRED

     Approval of the Merger Agreement and consummation of the transactions contemplated therein requires the affirmative vote of the holders of more than two-thirds of the outstanding shares of Jefferson Common Stock entitled to vote thereon at the Special Meeting. It is not expected that the Merger Agreement and the consummation of the transactions contemplated therein will require the approval of the holders of Wachovia Common Stock under either the North Carolina Business Corporation Act or the rules of the NYSE because Wachovia expects that the number of shares of Wachovia Common Stock issued in the Merger will be less than 20% of the shares of Wachovia Common Stock outstanding at the time of the Merger. It this were not the case, the Merger would require the approval of the holders of a majority of the outstanding shares of Wachovia Common Stock and Wachovia would seek such approval at a special meeting of shareholders.

     As of the Record Date, Jefferson's directors and executive officers and their affiliates held approximately 5.5% of the outstanding shares of Jefferson Common Stock entitled to vote at the Special Meeting. As of the Record Date Jefferson held 653,227 shares of Jefferson Common Stock in a fiduciary capacity for others. As of the Record Date, Wachovia held 55,348 shares of Jefferson Common Stock in a fiduciary capacity for others.

RECOMMENDATION OF JEFFERSON'S BOARD OF DIRECTORS

     For the reasons described in the section of this Proxy Statement/Prospectus entitled "The Merger -- Background of, and Reasons for, the Merger", the Jefferson Board has adopted the Merger Agreement, believes the Merger is in the best interests of Jefferson and its shareholders and recommends that shareholders of Jefferson vote "FOR" approval of the Merger Agreement. See "The Merger -- Background of, and Reasons for, the Merger," and " -- Interests of Certain Persons in the Merger."

                                   THE MERGER

     THE FOLLOWING INFORMATION DESCRIBES CERTAIN INFORMATION PERTAINING TO THE MERGER. THIS DESCRIPTION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE APPENDICES HERETO, INCLUDING THE MERGER AGREEMENT, WHICH IS ATTACHED AS APPENDIX A AND IS INCORPORATED HEREIN BY REFERENCE. ALL SHAREHOLDERS ARE URGED TO READ THE APPENDICES IN THEIR ENTIRETY.

GENERAL

     The Merger Agreement provides for a transaction in which Jefferson will merge with and into Wachovia. Wachovia will be the surviving corporation of the Merger. At the Effective Time, each share of issued and outstanding Jefferson Common Stock will cease to be outstanding and each such share (excluding Treasury Stock) will be converted into and exchanged for 0.625 of a share of Wachovia Common Stock. The Merger Agreement provides that Wachovia may change the method of effecting the combination with Jefferson, provided that it cannot alter the consideration to be received by Jefferson shareholders, adversely affect the tax treatment for Jefferson shareholders or materially delay the transactions contemplated by the Merger Agreement.

BACKGROUND OF, AND REASONS FOR, THE MERGER

     At a meeting held on January 28, 1997, the Executive Committee (the "Committee") of the Jefferson Board considered some of the strategic alternatives that might be available to Jefferson. The Committee noted that smaller community banks remain attractive to customers in a number of market areas, while large financial institutions have technology capabilities, a wider range of product offerings and other resources that permit more effective competition for deposit, loan and investment business. Jefferson, as a mid-sized financial institution, may not have the advantages of either a smaller institution or a larger one, and therefore may be at a competitive disadvantage because of its size. In that regard, the Committee discussed the alternative of Jefferson remaining independent and pursuing a course of action that the Committee considered to be successful to date, in comparison to seeking an alliance with another financial institution in order to be able to compete more effectively with large financial institutions. After discussion, the Committee decided that management should request that Jefferson's financial adviser, Goldman, Sachs & Co. ("Goldman Sachs"), meet with the Committee and advise it about Jefferson's strategic alternatives and whether it should seek to pursue any of them.

     The Committee met again on February 20, 1997. At that meeting, representatives from Goldman Sachs presented four major strategic alternatives available to Jefferson: remain independent and operate under its current business plan; seek acquisitions of smaller financial institutions that would complement its market area and provide an external earnings growth opportunity; seek to merge or affiliate with a financial institution of a comparable size to that of Jefferson; or seek to be acquired by a larger financial institution that could continue Jefferson's banking relationships with its customers while offering additional banking products and resources available from a larger financial institution. The discussion included consideration of Jefferson's role in its communities, service to its customer base, its employees, the ability of Jefferson to compete effectively with larger financial institutions in its market area, and the benefits to the Jefferson shareholders from pursuing each of the strategic alternatives. The Committee considered the valuation of Jefferson's stock by the securities market, and in a five-year comparison to a peer group of financial institutions, Jefferson's earnings growth, its operating performance in terms of return on average assets and return on average equity, and its growth with respect to assets, loans and deposits. Other information considered by the directors included a review of recent bank merger activity and market valuations for the merged institutions. The Committee also discussed the procedures by which Jefferson might consider a merger opportunity. At the conclusion of the meeting, the Committee determined that it would not make a recommendation, but would request that representatives of Goldman Sachs make a similar presentation to the full Jefferson Board.

     At a meeting of the Jefferson Board on March 25, 1997, representatives from Goldman Sachs repeated the presentation they had made at the February 20, 1997 meeting of the Committee. In addition, the Goldman Sachs representatives outlined market trends affecting financial institutions in the United States, noting record profitability levels, high levels of equity capital, peaking of the current business/credit cycle, continued disintermediation of funds with non-traditional competitors gaining market share, and the changing nature of competition through rapid advancements in technology. The Jefferson Board was given information and analysis about potential financial institutions that Jefferson might acquire and likely prices that would have to be paid for the acquisitions; information about financial institutions of a similar size and market to that of Jefferson, and with whom Jefferson might combine, including potential cost savings and share ownership of the resulting institutions; and financial institutions that could acquire Jefferson, including cost savings that would be required and likely prices that would be paid for Jefferson. After discussion, the Jefferson Board directed management to complete its long term planning process and present its long-term plan to the Jefferson Board so that the plan could be compared with the possibility of a combination with another financial institution.

     The Jefferson Board met again on May 14, 1997, to consider the matter. Management presented its business plan which included an estimate of the compound annual earnings growth management believed Jefferson could achieve if it remained independent. The plan assumed a significant investment in technology, in order that Jefferson could remain competitive in the longer term. It also assumed significant expenditures for improvements to other aspects of Jefferson's infrastructure. After exploring the details and consequences of the business plan with management, the Jefferson Board considered its other strategic alternatives in comparison with that plan. With respect to the alternative of growth through acquisition of smaller institutions, it was noted that Jefferson had elected to forego several specific acquisition opportunities in recent years because, in each case, the price required to consummate the transaction would have been unacceptably dilutive to earnings. The Jefferson Board also determined that growth through a merger or affiliation with a comparably-sized financial institution was not feasible at this time. With regard to Jefferson being acquired by a larger financial institution, it was noted that a strategic combination with certain institutions could be beneficial to Jefferson's business and its shareholders, and permit the achievement of greater earnings growth than Jefferson might be able to achieve on its own.

     The Jefferson Board discussed the alternative of Jefferson remaining independent and pursuing its business plan as outlined in management's presentation to the Jefferson Board. There was discussion of the various transactions during the preceding five years where Jefferson had been unsuccessful in acquiring smaller financial institutions in which it had an interest which in part was attributable to the fact that Jefferson's Common Stock was not perceived to be as attractive an instrument for payment of the acquisition price as was the stock of other financial institutions. Absent a reasonably aggressive and successful acquisition program in future years, and given the expected need to invest a considerable amount of funds in improvements in Jefferson's technology and infrastructure, it appeared doubtful to the Jefferson Board that Jefferson could achieve a greater earnings growth than that projected in management's business plan. Alternatively, an alignment of Jefferson with a carefully chosen larger financial institution could assist Jefferson with the technology and infrastructure improvements that would be required for the future, and could improve the rate of growth in earnings per share that the Jefferson shareholders could expect to receive following such an alliance. By selecting the right financial institution for a business combination, the Jefferson Board believed that it could retain for its customers the same sort of banking commitment and service that Jefferson's customers currently receive and could provide continued employment opportunities for its staff. The Jefferson Board also reviewed the pro-forma effect of a business combination with various financial institutions that might have an interest in acquiring Jefferson, as set forth in the data presented to the Jefferson Board by the Goldman Sachs representatives.

     After discussion, the Jefferson Board determined to explore the strategic alternative of merging with a larger financial institution that might be expected to expand the type of services now available to Jefferson's existing customer base and bring greater value to Jefferson's shareholders. After review of the financial data and materials provided by Goldman Sachs regarding various financial institutions that might be considered for a possible merger or business combination with Jefferson, the Jefferson Board selected three institutions that the Jefferson Board believed might meet its expectations. Factors considered by the Jefferson Board in making its selection included the following items with respect to the various financial institutions identified by Goldman Sachs as possible merger candidates: prospects for future earnings growth, relationship of market area to that of Jefferson, and the range of financial services and products provided to its customers. Wachovia was one of the three institutions. The Jefferson Board instructed Mr. O. Kenton McCartney, President and Chief Executive Officer of Jefferson, to make an initial contact with the chief executive officers of these institutions for the purpose of exploring their strategic objectives, assessing their banking characteristics in comparison to Jefferson's characteristics and determining whether there was interest in discussing a possible business combination with Jefferson. Each of the financial institutions that showed interest would be contacted by representatives of Goldman Sachs for the purpose of discussing possible terms of a business combination and an exchange ratio for conversion of shares of Jefferson Common Stock into shares of the stock of the financial institution.

     Mr. McCartney met separately with the chief executive officers of each of the three financial institutions selected by the Jefferson Board, including Wachovia, on May 27 and May 28, 1997. All three financial institutions expressed interest in having conversations with Jefferson although they differed slightly in their degree of interest and preferred timing of such discussions. On May 29, 1997, Mr. L. M. Baker, Jr., President and Chief Executive Officer of Wachovia, called Mr. McCartney to reiterate Wachovia's interest in a business combination with Jefferson, expressing his intention to work constructively toward that end and noting the advantages to Jefferson's shareholders and customers. Mr. Baker again called Mr. McCartney on May 30, 1997, to say that Wachovia was ready to discuss the exchange ratio for converting shares of Jefferson Common Stock into shares of Wachovia Common Stock, could complete its initial due diligence inquiry about Jefferson over the coming weekend, and would thereafter be prepared to enter into an agreement with Jefferson.

     Rather than meet immediately with Wachovia, Jefferson determined to take more time to consider its alternatives. Based on his initial contact with the three chief executive officers, Mr. McCartney concluded that the projected earnings growth of one of the three financial institutions would not be as likely to meet the expectations of the Jefferson Board as would those of the other two financial institutions. After discussing the matter with Mr. Hovey S. Dabney, Chairman of the Jefferson Board, and several individual directors, Mr. McCartney instructed the representatives of Goldman Sachs to contact the other two financial institutions, including Wachovia. From May 30, 1997 through June 6, 1997, representatives of Goldman Sachs had further discussions with representatives of the other two institutions. On June 6, 1997, based on the results of these discussions, Mr. McCartney and Mr. Dabney, after conferring individually with the members of the Jefferson Board, determined to pursue the negotiation of an agreement with Wachovia. Between June 6, 1997 and June 9, 1997, representatives of Goldman Sachs, Jefferson and Wachovia negotiated the exchange ratio for the exchange of shares of Jefferson Common Stock for shares of Wachovia Common Stock. During the same time period, representatives of Jefferson, Goldman Sachs and Jefferson's legal counsel engaged in negotiations with representatives of Wachovia and its legal counsel with respect to the terms of the definitive Merger Agreement and Stock Option

Agreement. During such period, representatives of Wachovia also conducted due diligence with respect to Jefferson, and representatives of Jefferson conducted due diligence with respect to Wachovia.

     On the afternoon of June 9, 1997, the Jefferson Board met to receive a report on the status of negotiations and the terms of the proposed transaction. Mr. McCartney reviewed the events that had occurred since the last meeting of the Jefferson Board. Representatives of Goldman Sachs made a presentation to the Jefferson Board on the proposed transaction with Wachovia, the current bank merger and acquisition environment and the results of various financial analyses Goldman Sachs had prepared in connection with the proposed transaction. It was noted that Jefferson would be entitled to have one person nominated for election to the board of directors of Wachovia (the "Wachovia Board"). The representatives of Goldman Sachs reported that it was the view of Goldman Sachs that, subject to the assumptions made, matters considered and limitations on the review undertaken, the exchange ratio negotiated between Jefferson and Wachovia was fair to the Jefferson shareholders. Representatives of McGuire, Woods, Battle & Boothe, L.L.P., legal counsel to Jefferson, reviewed and summarized the provisions of the Merger Agreement and the Stock Option Agreement that had been negotiated with Wachovia.

     At the invitation of the Jefferson Board, Mr. Baker and Mr. Robert S. McCoy, Jr., Chief Financial Officer of Wachovia, were invited to join the meeting and answer questions posed by the Jefferson Board regarding Wachovia's goals and objectives in the proposed business combination, matters regarding its strategic plan, and its intentions with regard to the effect of the business combination on Jefferson's business. Following their answers to such questions, Messrs. Baker and McCoy left the meeting.

     After further discussion, the Jefferson Board concluded that a merger with Wachovia, substantially on the terms presented to them at the meeting, was in the best interests of the Jefferson shareholders and, by unanimous vote, approved the Merger Agreement and the Stock Option Agreement, authorized the officers of Jefferson to execute these agreements, and directed that the Merger Agreement be submitted to a vote of the shareholders of Jefferson. At the conclusion of the meeting on June 9, 1997, Jefferson and Wachovia entered into the Merger Agreement. The Stock Option Agreement was delivered the following day. On the morning of June 10, 1997, the parties issued a press release announcing the proposed Merger.

     In reaching its decision to recommend approval of the Merger, the Jefferson Board consulted with certain members of Jefferson's executive management as well as its financial and legal advisers, and considered various factors including the following material factors:

          (i) The competitive challenges facing Jefferson and the banking and financial services industry, including the likelihood of continuing consolidation and increasing competition, the growing importance of financial resources and economies of scale to a banking institution's ability to compete successfully, and the increasing cost of technology and infrastructure required to compete successfully; and the risk involved in attempting to achieve growth through internal means or through acquisitions, particularly in light of Jefferson's lack of success in several recent acquisition efforts; and the probability that a business combination with Wachovia would likely result in greater value to Jefferson's shareholders than other alternatives that the Jefferson Board had considered, including remaining independent.

          (ii) The financial terms of the Merger, including the Exchange Ratio and the value of the consideration to be received by Jefferson's shareholders as a result of the merger compared to the market value of Jefferson's shares; and the multiple that such consideration represents to the per share book value, market value and earnings of the Jefferson Common Stock.

          (iii) The financial strength of Wachovia, its record of profitability, and its stock price performance; the business of Wachovia, the nature of its franchise, its business and operating philosophy, and its business mix.

          (iv) The treatment of a merger as a tax free exchange of Jefferson Common Stock for Wachovia Common Stock for federal income tax purposes.

          (v) The opinion of Goldman Sachs, based on the procedures and subject to the assumptions made, matters considered and limitations set forth in its opinion, as to the fairness of the Exchange Ratio to the holders of Jefferson Common Stock.

          (vi) The diversification of risk associated with ownership of a financial institution which serves a broad geographic area encompassing Virginia, North Carolina, South Carolina and Georgia.

          (vii) The increased investment liquidity available to holders of Wachovia Common Stock as a result of Wachovia's larger market capitalization and the greater trading volume in its common stock.

     The foregoing list of factors is not intended to be an exhaustive list, but is intended to include the material factors considered by the Jefferson Board. In reaching its determination to approve and recommend the merger, the Jefferson Board did not assign any relative or specific weights to the foregoing factors, and the individual directors may have given differing weights to different factors.

OPINION OF JEFFERSON'S FINANCIAL ADVISER

     Goldman Sachs was retained by Jefferson to act as its financial adviser in connection with evaluating Jefferson's strategic alternatives, which included a possible combination with a larger financial institution. See "The
Merger -- Background of, and Reasons For, the Merger." At a meeting of the Jefferson Board held on June 9, 1997, Goldman Sachs made a presentation on the financial aspects of the Merger and delivered to the Jefferson Board its oral opinion (which opinion was delivered to the Jefferson Board in written form the following day) dated as of June 9, 1997 to the effect that, as of the date of such opinion, based on the matters set forth in such opinion, the proposed Exchange Ratio pursuant to the Merger Agreement was fair to the holders of the Jefferson Common Stock. Goldman Sachs has confirmed its June 9, 1997 opinion by delivery of its written opinion to the Jefferson Board, dated the date of this Proxy Statement/Prospectus, stating that, as of the date hereof and based on the matters set forth in such opinion, the proposed Exchange Ratio pursuant to the Agreement is fair to the holders of the Jefferson Common Stock.

     Goldman Sachs has consented to the inclusion of its opinion, dated the date hereof, in this Proxy Statement/Prospectus (the "Goldman Sachs Opinion").

     THE FULL TEXT OF THE GOLDMAN SACHS OPINION, DATED THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, WHICH SETS FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITS ON THE REVIEW UNDERTAKEN, IS ATTACHED AS APPENDIX C TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. THE DESCRIPTION OF THE GOLDMAN SACHS OPINION SET FORTH HEREIN IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO APPENDIX C. THE GOLDMAN SACHS OPINION IS SUBSTANTIALLY IDENTICAL TO THE OPINION DELIVERED TO THE JEFFERSON BOARD DATED JUNE 9, 1997, ALTHOUGH IN CONDUCTING ITS REVIEW AND ANALYSIS OF THE MERGER IN CONNECTION WITH THE OPINION DATED THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, GOLDMAN SACHS TOOK INTO ACCOUNT THE PROPOSED ACQUISITION OF CENTRAL FIDELITY BANKS, INC. BY WACHOVIA, WHICH WAS AGREED TO SUBSEQUENT TO JUNE 9, 1997. JEFFERSON SHAREHOLDERS ARE URGED TO READ THE GOLDMAN SACHS OPINION IN ITS ENTIRETY.

     Goldman Sachs is a nationally recognized investment banking firm and was selected by Jefferson based on the firm's reputation and experience in investment banking in general, its recognized expertise in the valuation of banking businesses and because of its familiarity with, and prior work for, Jefferson. Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes.

     In connection with rendering its opinions dated June 9, 1997 and the date hereof, Goldman Sachs, among other things: (i) reviewed the Merger Agreement and the Stock Option Agreement; (ii) reviewed the Annual Reports to Stockholders and Annual Reports on Form 10-K of Jefferson and Wachovia for the five years ended December 31, 1996; (iii) reviewed certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Jefferson and Wachovia; (iv) reviewed certain other communications from Jefferson and Wachovia to their respective stockholders; (v) reviewed certain internal financial analyses and forecasts for Jefferson and Wachovia prepared by their respective managements; (vi) held discussions with members of the senior managements of Jefferson and Wachovia regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the Merger Agreement and the past and current business operations, financial condition and future prospects of their respective companies; (vii) reviewed the reported price and trading activity for the Jefferson Common Stock and the Wachovia Common Stock; (viii) compared certain financial and stock market information for Jefferson and Wachovia with similar information for certain other companies the securities of which are publicly traded; (ix) reviewed the financial terms of certain recent business combinations in the commercial banking industry and (x) performed such other studies and analyses as Goldman Sachs deemed appropriate. In addition, in connection with rendering the Goldman Sachs Opinion, Goldman Sachs (i) reviewed the Registration Statement of which this Proxy Statement/Prospectus is a part; (ii) reviewed the Agreement and Plan of Merger, dated as of June 23, 1997, by and between Wachovia and Central Fidelity Banks, Inc. ("Central Fidelity"), and certain other information with respect to the proposed merger of Central Fidelity with and into Wachovia (the "Central Fidelity Merger"); (iii) reviewed the Annual Reports to Shareholders and Annual Reports on Form 10-K of Central Fidelity for the five years ended December 31, 1996; (iv) reviewed certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Central Fidelity; and (v) reviewed certain other financial information concerning the business and operations of Wachovia, including certain internal financial analyses, pro forma financial statements giving effect to the Central Fidelity Merger and the Merger prepared by senior management of Wachovia and forecasts for Wachovia, Central Fidelity and Jefferson prepared by the senior management of Wachovia.

     In connection with rendering the Goldman Sachs Opinion, as set forth therein, Goldman Sachs relied without independent verification upon the accuracy and completeness of all the financial and other information reviewed by it and has assumed such accuracy and completeness for purposes of such opinion. With Jefferson's consent, Goldman Sachs assumed that the financial forecasts (including, without limitation, certain information regarding under-performing and non-performing assets and net charge-offs) were reasonably prepared on a basis reflecting the best currently available judgments and estimates of Jefferson and Wachovia, and that such forecasts would be realized in the amounts and at the times contemplated thereby. Goldman Sachs is not an expert in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto, and assumed, with Jefferson's consent, that such allowances for each of Jefferson, Wachovia and Central Fidelity are in the aggregate adequate to cover all such losses. In addition, Goldman Sachs has not reviewed individual credit files nor has it made an independent evaluation or appraisal of the assets and liabilities of Jefferson, Wachovia and Central Fidelity or any of their respective subsidiaries and has not been furnished with any such evaluation or appraisal.

     The following is a summary of the material financial analyses presented by Goldman Sachs to the Jefferson Board in connection with providing its opinion to the Jefferson Board on June 9, 1997, and does not purport to be a complete description of the analyses performed by Goldman Sachs. Subject to the foregoing description of the review and analysis of certain information relating to the Central Fidelity Merger, Goldman Sachs used substantially the same types of financial analyses in preparing its written opinion dated as of the date of this Proxy Statement/Prospectus as it used in providing its opinion dated as of June 9, 1997.

     SUMMARY OF TERMS OF PROPOSED TRANSACTION. Goldman Sachs reviewed the terms of the proposed Merger, including the form of consideration offered, the expected method of accounting, the Exchange Ratio, the closing price of Wachovia Common Stock as of June 6, 1997, and the resulting notional price per share of Jefferson Common Stock pursuant to the proposed Merger. The proposed form of consideration offered in connection with the Merger was Wachovia Common Stock. The proposed method of accounting for the Merger was the purchase method. The notional price per share of Jefferson Common Stock for the Merger was $39.38, determined by multiplying the Exchange Ratio by the closing price of the Wachovia Common Stock on June 6, 1997 (the last trading date immediately preceding the Jefferson Board meeting on June 9, 1997) (the "Notional Price"). The Notional Price therefore was necessarily dependent on the closing price of the Wachovia Common Stock at a specific time. The Notional Price reflects a premium over the closing price of the Jefferson Common Stock on June 6, 1997 of
34.0 percent.

     In addition to reviewing the Notional Price resulting from the Merger, the analyses described indicated values resulting from the Merger expressed as multiples of Jefferson's earnings for the twelve months ended March 31, 1997 and of estimates of Jefferson 1997 and 1998 earnings, as well as multiples of various measures of Jefferson book value. In performing these analyses, Goldman Sachs used estimates based upon the most recent median earnings estimates published by the Institutional Brokers Estimate System ("IBES") and the earnings estimates prepared by Jefferson management (the "Jefferson Estimates"). IBES is a data service that monitors and publishes compilations of earnings estimates by selected research analysts regarding companies of interest to institutional investors. Under these analyses, the Notional Price reflected (i) a multiple of
20.4 times Jefferson earnings for the twelve months ending March 31, 1997, (ii) a multiple of 19.1 times the IBES median estimate of Jefferson 1997 earnings, and (iii) a multiple of 17.1 times the IBES median estimate of Jefferson 1998 earnings. The earnings estimates of Jefferson management for each of 1997 and 1998 were slightly higher, and therefore the multiples to such earnings estimates represented by the Notional Price were slightly lower, than the IBES estimates. The Notional Price also reflected (i) a multiple of 2.7 times Jefferson stated book value, (ii) a multiple of 2.8 times Jefferson tangible book value, and (iii) a multiple of 3.8 times Jefferson adjusted tangible book value (adjusted to reflect a 6 percent tangible common equity to tangible assets ratio).

     Goldman Sachs also performed a pro forma analysis of certain other financial aspects of the Merger, calculating the pro forma market capitalization of the combined entity to be $10.7 billion ($10.2 billion assuming the previously planned repurchase by Wachovia of 100% of the shares of Wachovia Common Stock issued in the Merger at market price (such repurchase has since been rescinded) and the pro forma assets of the combined entity to be $50.2 billion, based upon data as of March 31, 1997. Goldman Sachs analyzed the pro forma impact on estimated earnings per share of the combined entity and estimated that holders of the shares of Jefferson Common Stock would own 5.1 percent of the combined entity resulting from the Merger (5.2% assuming the previously planned repurchase by Wachovia of 100% of the shares of Wachovia Common Stock issued in the Merger at market price (such repurchase has since been rescinded)). The pro forma analysis assumed that approximately $17.0 million in pre-tax synergies would be realized from the Merger. Indicated annual dividends per share of Jefferson Common Stock were estimated to be $1.00 for the combined entity. Goldman Sachs estimated that the combined entity would rank approximately twenty-second, based on market capitalization as of June 6, 1997, among United States bank holding companies.

     SELECTED COMPANY ANALYSIS -- JEFFERSON. Based on publicly available information and IBES earnings estimates, Goldman Sachs reviewed and compared actual and estimated selected financial, operating and stock market information and financial ratios of Jefferson and a group of 10 additional banking organizations consisting of BB&T Corporation (presented pro forma for its acquisition of United Carolina Bankshares Corporation); Crestar Financial Corporation; SouthTrust Corporation; First Tennessee National Corporation; Central Fidelity Banks, Inc.; CCB Financial Corporation (presented pro forma for its pending acquisition of American Federal Savings Bank, FSB); Centura Banks, Inc.; One Valley Bancorp; F&M National Corporation and WesBanco, Inc. (the "Jefferson Selected Banks"). Such information and ratios included, among other things, equity market capitalization, total assets, common equity and capital ratios, price-earnings ratios, price to tangible book value per share ratios, dividend yields and certain profitability and asset quality data.

     Goldman Sachs noted for the Jefferson Board that, among other things: (i) Jefferson had a ratio of tangible common equity to tangible assets and a Tier 1 ratio, in each case as of March 31, 1997, of 9.3 percent and 12.6 percent, respectively, as compared with a median tangible common equity to tangible assets ratio and a median Tier 1 ratio for the Jefferson Selected Banks, as of March 31, 1997, of 7.7 percent and 10.7 percent, respectively; (ii) Jefferson had a ratio of total loans to total deposits and a ratio of nonperforming loans to total loans, in each case as of March 31, 1997, of 73.5 percent and 0.32 percent, respectively, as compared with a median ratio of total loans to total deposits and a median ratio of nonperforming loans to total loans for the Jefferson Selected Banks, in each case as of March 31, 1997, of 83.2 percent and
0.56 percent, respectively; (iii) Jefferson had a return on average assets and return on average equity (calculated in each case for Jefferson and the Jefferson Selected Banks based on net income excluding extraordinary and non-recurring items, including gains and losses on securities and charges related to the recapitalization of the SAIF), in each case for the latest 12 months ending March 31, 1997, of 1.33 percent and 12.6 percent, respectively, as compared with a median return on assets and median return on equity for the Jefferson Selected Banks for the latest 12 months ending March 31, 1997, of 1.28 percent and 15.4 percent, respectively; and (iv) Jefferson had a ratio of market price to tangible book value, as of March 31, 1997, of 2.1 times, as compared with a median ratio of market price to tangible book value for the Jefferson Selected Banks, as of March 31, 1997, of 2.5 times (in each case based on closing market prices as of June 6, 1997).

     DIVIDEND DISCOUNT ANALYSIS. Using a discounted dividend analysis, Goldman Sachs estimated the present value of the future dividend streams and terminal values that Jefferson could produce over the approximately five-year period from April 1, 1997 to December 31, 2001. The estimate of Jefferson future dividend streams and terminal values assumed earnings growth rates for the approximately five-year period ranging from 7.5 percent to 12.5 percent and was based on Jefferson management's earnings estimates through 1997. Using assumed discount rates of 10.0, 12.5 and 15.0 percent and multiples of price to trailing earnings per share for the twelve-month period ending December 31, 2001 ranging from 12.0 times to 20.0 times, Goldman Sachs calculated net present values ranging from $21 to $48 for the estimated dividend streams and terminal values produced by Jefferson over such approximately five-year period. The analysis assumed a dividend payout ratio approximately equal to Jefferson's existing dividend payout ratio, and assumed terminal values of each dividend stream equal to various multiples of estimated earnings for the twelve months ending December 31, 2001. Based upon such assumed ranges of earnings growth rates and multiples of price to trailing earnings per share for the twelve months ending December 31, 2001 ranging from 12.0 times to 20.0 times, Goldman Sachs calculated implied multiples of share price to book value per share as of December 31, 2001 ranging from 1.60 times to 3.10 times.

     STOCK TRADING ANALYSIS. Goldman Sachs reviewed and analyzed the historical trading prices for the Jefferson Common Stock and the Wachovia Common Stock on a daily basis from June 6, 1996 to June 6, 1997, on a weekly basis from June 10, 1994 to June 6, 1997, and on a monthly basis from May 31, 1992 to May 31, 1997, in the case of each of Jefferson and Wachovia, and also from June 30, 1987 to May 30, 1992, in the case of Wachovia. Goldman Sachs also compared the historical trading prices of each of the Jefferson Common Stock and the Wachovia Common Stock with a composite index of selected regional banks on a daily basis from June 5, 1996 to June 6, 1997, on a weekly basis from June 10, 1994 to June 6, 1997, and on a monthly basis from May 31, 1992 to May 31, 1997. In addition, Goldman Sachs reviewed and analyzed the four-year price to earnings ratio history of each of the Jefferson Common Stock and the Wachovia Common Stock, compared with the price to earnings ratio history for such period of a composite index of selected regional banks, on a monthly basis from June 1993 through May 1997.

     SELECTED TRANSACTION ANALYSIS. Goldman Sachs reviewed certain information relating to 34 selected bank mergers across the United States and announced since January 1996 and prior to June 9, 1997 in which the aggregate consideration paid was in excess of $100 million (the "National Selected Bank Mergers"). The National Selected Bank Mergers were: Huntington Bancshares/First Michigan Bank Corporation; Area Bancshares Corporation/Cardinal Bancshares; Monarch Bancorp/SC Bancorp; First Bank System, Inc./U. S. Bancorp; Bancorp Hawaii, Inc./CU Bancorp; Community First Banks/KeyBank NA -- Wyoming; Citizens Banking Corporation/CB Financial Corporation; Allied Irish Banks/Daupin Deposit Corporation; BanPonce Corporation/Roig Commercial Bank; BANC ONE CORPORATION/Liberty Bancorp, Inc.; Keystone Financial/Financial Trust Corporation; First Commercial Corporation/Southwest Bancshares; Westamerica Bancorp/Vallicorp Holdings; Southern National Corporation/United Carolina Bancshares; Huntington Bancshares/Citi-Bancshares, Inc.; First Virginia Bankshares/Premier Bancshares; Park National Corporation/First-Knox Banc Corp; Mercantile Bancorp/Mark Twain Bancshares; Norwest Corporation/Central Bancorp, Inc.; Crestar Financial/Citizens Bancorp; Valley National Bancorp/Midland Bancorporation; Magna Group/Homeland Bankshares; NationsBank Corporation/Boatmen's Bancshares; Summit Bancorporation/BMJ Financial Corporation; ABN-AMRO Holding, Inc./CNBC Bancorp, Inc.; Community First Bankshares/Mountain Parks Financial Corporation; Regions Financial/Allied Bankshares; Taylor Investment Group/Cole Taylor Bank; Hibernia Corporation/C M Bank Holding Co.; ABN-AMRO Holding, Inc./Comerica Bank -- Illinois; U.S. Bancorp/California Bancshares, Inc.; Hubco, Inc./Lafayette American; Wells Fargo/First Interstate; and Firstar Corp/American Bancorporation. Such analysis indicated that the median premium paid as a percentage of market capitalization in the National Selected Bank Mergers was 21.1 percent, as compared to a premium of 34.0 percent to be paid pursuant to the Merger. Such analysis also indicated that the median multiples of per share consideration paid to book value, tangible book value per share and to the latest 12-month earnings per share for the National Selected Bank Mergers were 2.2 times, 2.5 times (3.1 times based on price and tangible book value adjusted to reflect a 6 percent tangible common equity to tangible assets ratio) and 17.8 times, respectively, compared to a multiple of price to book value per share of Jefferson of 2.7 times, a multiple of price to tangible book value of Jefferson of 2.8 times (3.8 times based on price and tangible book value adjusted to reflect a 6 percent tangible common equity to tangible assets ratio) and a multiple of price to Jefferson's earnings per share for the 12-month period ended March 31, 1997 of 20.4 times.

     Additionally, Goldman Sachs reviewed certain information relating to 15 selected bank mergers across the Southeast region of the United States and announced since January 1994 and prior to June 9, 1997 in which the aggregate consideration paid was in excess of $100 million (the "Southeast Selected Bank Mergers"). The Southeast Selected Bank Mergers were: First Commercial Corp/Southwest Bancshares; BB&T Corp/United Carolina Bancshares; First Virginia Banks/Premier Bankshares; Crestar Financial/Citizens Bancorp; Regions Financial/Allied Bankshares; Regions Financial/First National Bancorp; NationsBank Corporation/Bank South Corporation; Mercantile Bancorp/TCBankshares; CCB Financial Corporation/Security Capital; Synovus Financial/NBSC Corporation; Boatmen's Bancshares/Worthen Banking Corporation; Southern National/BB&T Financial Corp; First Virginia Banks/Farmers National Bancorp; BB&T Financial Corp/Commerce Bank; and

First Fidelity Bancorp/Baltimore Bancorp. Such analysis indicated that the median premium represented by the price paid in the Southeast Selected Bank Merger to closing market price on the last trading date prior to announcement of the Merger was 15.9 percent, compared to 34.0 percent to be paid pursuant to the Merger. Such analysis also indicated that the median multiples of price to tangible book value and latest twelve month's earnings per share were 2.4 times (2.9 times based on price and tangible book value as adjusted to reflect a tangible common equity to tangible assets ratio of 6 percent) and 17.8 times, respectively, compared to a multiple of price to be paid pursuant to the Merger to Jefferson's tangible book value and to Jefferson's earnings per share for the twelve months ended March 31, 1997 of 2.8 times (3.8 times based on price and tangible book value as adjusted to reflect a tangible common equity to tangible assets ratio of 6 percent) and 20.4 times, respectively.

     In addition, Goldman Sachs reviewed certain pending and completed merger transactions, including a review of the projected cost savings in each transaction, the period anticipated to achieve such cost savings, the resulting implied net present value of such cost savings, and a comparison of such net present value of cost savings as a percentage of market value to the premium to market value received by target shareholders in such merger transactions.

     ABILITY TO PAY ANALYSIS. Goldman Sachs performed an analysis comparing the Merger to hypothetical acquisitions of Jefferson by six banking institutions other than Wachovia for consideration equivalent in value to the value of the consideration proposed in the Merger and reviewed certain publicly available information with respect to such hypothetical acquirers. The transaction analysis used IBES median earnings estimates for the hypothetical acquirers and assumed, depending on the hypothetical acquirer, a range of cost savings from 25% to 40% of Jefferson's annualized non-interest expense. The analyses included varying scenarios in which each hypothetical transaction was accounted for as a pooling of interests, a purchase (funded 75% by common equity and 25% by debt) and a purchase in which the price paid by the hypothetical acquiror was constrained by certain specified limits on reduction in its estimated Tier 1 capital ratio upon consummation of the hypothetical transactions. Goldman Sachs analyzed the effect of such transactions on the hypothetical acquirors' 1998 and 1999 earnings (as reported according to generally accepted accounting principles and, in the case of 1999 estimates only, on a cash earnings basis) and examined the implications of such transactions to the hypothetical acquirors' Tier 1 capital ratio, to Jefferson's pro forma ownership in the hypothetical acquiror and to the pro forma dividends per share of Jefferson Common Stock after the acquisition. Goldman Sachs also estimated the price at which an acquisition of Jefferson by such hypothetical acquirors would be neither accretive nor dilutive in 1999, indicating a price per share of Jefferson Common Stock of between $32 and $49 per share.

     SELECTED COMPANY ANALYSIS -- WACHOVIA. Based on publicly available information and IBES earnings estimates, Goldman Sachs reviewed and compared actual and estimated selected financial, operating and stock market information and financial ratios of Wachovia and a group of nine additional banking organizations consisting of Mellon Bank Corporation, SunTrust Banks, Inc., BankBoston Corporation, National City Corporation, CoreStates Financial Corp., Barnett Banks, Inc., Fifth Third Bancorp, State Street Corporation and Comerica Incorporated (the "Wachovia Selected Banks"). Such information and ratios included, among other things, equity market capitalization, total assets, common equity ratios, price-earnings ratios, price to tangible book value per share ratios, dividend yields and certain profitability data.

     Goldman Sachs noted for the Jefferson Board that, among other things: (i) Wachovia had a ratio of tangible common equity to tangible assets, as of March 31, 1997, of 7.7 percent, as compared with a median tangible common equity to tangible assets ratio for the Wachovia Selected Banks, as of March 31, 1997, of
6.9 percent; (ii) Wachovia had a return on average assets and return on average equity (calculated in each case for Wachovia and the Wachovia Selected Banks based on net income excluding extraordinary and non-recurring items, including gains and losses on securities and charges related to the recapitalization of the SAIF), in each case for the latest 12 months ending March 31, 1997, of 1.42 percent and 17.7 percent, respectively, as compared with a median return on assets and median return on equity for the Wachovia Selected Banks, in each case for the latest 12 months ending March 31, 1997, of 1.41 percent and 17.8 percent, respectively; and (iii) Wachovia had a ratio of market price to tangible book value, as of March 31, 1997, of 2.8, as compared with a median ratio of market price to tangible book value for the Wachovia Selected Banks, as of March 31, 1997, of 3.6 (in each case based on closing market prices as of June 6, 1997).

     OTHER ANALYSES. Goldman Sachs also reviewed, among other things, selected investment research reports on, and earnings estimates for, Jefferson and Wachovia and analyzed available information regarding the ownership of the Wachovia Common Stock. Goldman Sachs examined the implied premiums to market price and to core deposits, the implied multiples of actual and projected net income for certain periods and of book value as of March 31, 1997 and a hypothetical acquiring company's implied internal rate of return in 1999, in each case corresponding to a range of hypothetical prices per share of Jefferson Common Stock. In addition, Goldman Sachs prepared an overview of Wachovia's board of directors and senior management, prepared a summary of the historical financial performance of Wachovia, summarized Wachovia management estimates of financial performance in 1997, and, based on publicly available information, analyzed Wachovia's deposit market share and branch presence in the regions in which it operates.

     The summary set forth above describes the material analyses that Goldman Sachs performed and presented to the Jefferson Board on June 9, 1997, and does not purport to be a complete description of such analyses. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or a summary description.

     Goldman Sachs believes that its analyses must be considered as a whole and that selecting portions of its analyses without considering all factors and analyses would create an incomplete view of the analyses and processes underlying its opinion. In its analyses, Goldman Sachs relied upon numerous assumptions made by Jefferson and Wachovia with respect to industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Jefferson or Wachovia. Analyses based upon forecasts of future results are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. No company or transaction used as a comparison in the analyses is identical to Jefferson, Wachovia or Central Fidelity or to the Merger. Additionally, estimates of the value of businesses do not purport to be appraisals or necessarily reflective of the prices at which businesses actually may be sold. Because such estimates are inherently subject to uncertainty, none of the Jefferson Board, Goldman Sachs, nor any other person assumes responsibility for the accuracy of such estimates. Goldman Sachs analyses were prepared solely for purposes of its opinions rendered June 9, 1997 and the date of this Proxy Statement/Prospectus provided to the Jefferson Board regarding the fairness of the Exchange Ratio pursuant to the Merger to holders of Jefferson Common Stock, and do not purport to be appraisals or necessarily reflect the prices at which Jefferson or its securities actually may be sold.

     For the services of Goldman Sachs as financial adviser to Jefferson in connection with the Merger, pursuant to an engagement letter dated May 19, 1997, Jefferson has agreed to pay Goldman Sachs a transaction fee of 0.75 percent of the aggregate consideration paid in the event that, during the term specified in the engagement letter, the purchase of 50 percent or more of the outstanding Jefferson Common Stock or the assets (based on the book value thereof) of Jefferson is agreed upon (and eventually consummated), or is accomplished in one or a series of transactions. Based on the number of Jefferson shares outstanding on June 10, 1997, the closing price of Wachovia Common Stock on June 9, 1997, and the Exchange Ratio of 0.625 of a share of Wachovia Common Stock for each share of Jefferson Common Stock, the aggregate value of the transaction would be $541.8 million and would generate a fee of $4.1 million to Goldman Sachs. The actual amount of the fee will depend upon the per share value of Wachovia Common Stock and the number of shares of Jefferson Common Stock outstanding on the Effective Date. Jefferson has also agreed to pay Goldman Sachs its reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its counsel, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities arising under the federal securities laws. Goldman Sachs has provided certain investment banking and advisory services to Jefferson from time to time, for which it has received, and will receive, customary compensation, including acting as financial adviser for Jefferson in connection with the Merger Agreement. In addition, Goldman Sachs has provided, and may provide in the future, certain investment banking services to Wachovia, for which it has received, and will receive, customary compensation.

     Goldman Sachs has advised Jefferson that, in the ordinary course of its business as a full-service securities firm, Goldman Sachs may, subject to certain restrictions, actively trade the equity and/or debt securities of Jefferson, Central Fidelity and/or of Wachovia for its own account or for the accounts of its customers, and, accordingly, may at any time hold a long or short position in such securities.

REASONS OF WACHOVIA FOR THE MERGER

     The acquisition of Jefferson is consistent with Wachovia's publicly stated plan to have operations, offices and distinct capabilities in every market of its choice within the region. Wachovia believes that, in addition to expanding Wachovia's presence into very attractive Virginia markets, the Merger provides an opportunity to enhance Wachovia's shareholder value by eliminating redundant or unnecessary costs and enhancing revenue growth prospects.

EFFECTIVE TIME

     If the Merger Agreement is approved by the requisite vote of Jefferson shareholders, all other required governmental and other consents and approvals are obtained and the other conditions to the obligations of the parties to consummate the Merger are either satisfied or waived (as permitted), the Merger will be consummated and will become effective on the date (the "Effective Date") and at the time (the "Effective Time") that articles of merger reflecting the Merger are filed with the office of the Virginia State Corporation Commission and the Secretary of State of North Carolina and a certificate of merger is issued by the Virginia State Corporation Commission. Wachovia and Jefferson have agreed to cause the Effective Date to occur on the fifth business day to occur after the last of the conditions set forth in the Merger Agreement shall have been satisfied or waived (or, at the election of Wachovia, on the last business day of the month in which such day occurs) or such other date to which Wachovia and Jefferson may agree in writing. Assuming satisfaction of all conditions to consummation of the Merger, the Merger is expected to be made effective October 29, 1997 or as soon thereafter as practicable. Either Wachovia or Jefferson may terminate the Merger Agreement if the Merger has not been consummated by June 30, 1998. See " -- Conditions to Consummation" and " -- Amendment, Waiver and Termination."

DISTRIBUTION OF WACHOVIA CERTIFICATES

     Promptly after the Effective Time, Wachovia will send or cause to be sent transmittal materials to each record holder of Jefferson Common Stock for use in exchanging those certificates for the shares of Wachovia Common Stock to which such shareholder is entitled as a result of the Merger. JEFFERSON SHAREHOLDERS SHOULD NOT SURRENDER THEIR CERTIFICATES FOR EXCHANGE UNTIL THEY RECEIVE THE LETTER OF TRANSMITTAL AND INSTRUCTIONS. Wachovia will cause the certificates for Wachovia Common Stock and/or any check in respect of any fractional share interests or dividends or distributions which a holder of Jefferson Common Stock will be entitled to receive to be delivered upon surrender to Wachovia Bank, National Association, as exchange agent (the "Exchange Agent") of certificates representing such shares of Jefferson Common Stock owned by such shareholder. No party will be liable to a holder of Jefferson Common Stock for any property delivered in good faith to a public official pursuant to any applicable abandoned property, escheat or similar law.

     After the Effective Time, at the election of Wachovia, no dividend or other distribution payable after the Effective Time with respect to Wachovia Common Stock, will be paid to the holder of any unsurrendered Jefferson certificate, and no such unsurrendered shares will be entitled to vote, until the holder duly surrenders such certificate. Upon such surrender, all undelivered dividends and other distributions and, if applicable, a check for the amount to be paid in lieu of any fractional share interest will be delivered to such shareholder, in each case without interest.

     After the Effective Time, there will be no transfers of shares of Jefferson Common Stock on Jefferson's stock transfer books. If certificates representing shares of Jefferson Common Stock are presented for transfer after the Effective Time, they will be canceled and exchanged for the shares of Wachovia Common Stock and a check for the amount due in lieu of fractional shares, if any, deliverable in respect thereof.

FRACTIONAL SHARES

     Pursuant to the terms of the Merger Agreement, each holder of shares of Jefferson Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Wachovia Common Stock, shall receive, in lieu thereof, cash (without interest) in an amount determined by multiplying such fraction by the average of the last sale prices of Wachovia Common Stock, as reported by the NYSE Composite Tape (as reported in THE WALL STREET JOURNAL or, if not reported therein, in another authoritative source), for the five NYSE trading days immediately preceding the Effective Date. No such holder will be entitled to dividends, voting rights, or any other rights as a shareholder in respect of any fractional shares.

CONVERSION OF HOLDINGS IN DIVIDEND REINVESTMENT AND STOCK PURCHASE PLANS

     Jefferson maintains a Dividend Reinvestment Plan, Employee Stock Purchase Plan, and Deferred Compensation and Stock Purchase Plan for Non-Employee Directors (the "Jefferson Stock Purchase Plans"), pursuant to which shareholders of record, employees, and non-employee directors may purchase shares of Jefferson Common Stock. Wachovia maintains a single Dividend Reinvestment and Common Stock Purchase Plan that permits shareholders, employees and non-employee directors to purchase shares of Wachovia Common Stock. At the Effective Time of the Merger, each share of Jefferson Common Stock held in the Jefferson Stock Purchase Plans will be converted into, and exchanged for, 0.625 of a share of Wachovia Common Stock and will be held in Wachovia's Dividend Reinvestment and Common Stock Purchase Plan.

STOCK OPTIONS

     The Merger Agreement provides that, at the Effective Time of the Merger, each Jefferson Stock Option which is outstanding at the Effective Time of the Merger, whether or not vested, will be converted into an option to acquire, on the same terms and conditions as were applicable under the Jefferson 1995 Long-Term Incentive Stock Plan (the "1995 Stock Plan"), Wachovia Common Stock with the exercise price and shares purchasable thereunder being adjusted to reflect the Exchange Ratio.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

     THE FOLLOWING SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER TO HOLDERS WHO HOLD SHARES OF JEFFERSON COMMON STOCK AS CAPITAL ASSETS DEALS ONLY WITH HOLDERS WHO ARE (I) CITIZENS OR RESIDENTS OF THE UNITED STATES, (II) DOMESTIC CORPORATIONS OR (III) OTHERWISE SUBJECT TO UNITED STATES FEDERAL INCOME TAX ON A NET INCOME BASIS IN RESPECT OF SHARES OF JEFFERSON COMMON STOCK ("U.S. HOLDERS"). THIS SUMMARY MAY NOT APPLY TO CERTAIN CLASSES OF TAXPAYERS, INCLUDING, WITHOUT LIMITATION, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, FINANCIAL INSTITUTIONS, DEALERS IN SECURITIES, PERSONS WHO ACQUIRED OR ACQUIRE SHARES OF JEFFERSON COMMON STOCK PURSUANT TO THE EXERCISE OF EMPLOYEE STOCK OPTIONS OR RIGHTS OR OTHERWISE AS COMPENSATION AND PERSONS WHO HOLD SHARES OF JEFFERSON COMMON STOCK IN A HEDGING TRANSACTION OR AS PART OF A STRADDLE OR CONVERSION TRANSACTION. ALSO, THE SUMMARY DOES NOT ADDRESS STATE, LOCAL OR FOREIGN TAX CONSEQUENCES OF THE MERGER. CONSEQUENTLY, EACH HOLDER SHOULD CONSULT SUCH HOLDER'S OWN TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER.

     This summary is based on current law and the advice of Sullivan & Cromwell, special counsel to Wachovia. Future legislative, judicial or administrative changes or interpretations, which may be retroactive, could alter or modify the statements set forth herein. The advice of Sullivan & Cromwell set forth in this summary is based on, among other things, assumptions relating to certain facts and circumstances of, and the intentions of the parties to, the Merger, which assumptions have been made with the consent of Wachovia. Wachovia would not expect to request any ruling from the Internal Revenue Service as to the United States federal income tax consequences of the Merger.

     It is intended that the Merger would be treated as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and that, accordingly, for federal income tax purposes no gain or loss would be recognized by either Jefferson or Wachovia as a result of the Merger.

     Wachovia expects that Sullivan & Cromwell would deliver an opinion substantially to the effect that the material federal income tax consequences of the Merger to each of Wachovia, Jefferson and U.S. Holders who exchange shares of Jefferson Common Stock for shares of Wachovia Common Stock pursuant to the Merger would be as follows:

          (i) no gain or loss would be recognized by Wachovia or Jefferson as a result of the consummation of the Merger;

          (ii) no gain or loss would be recognized by a U.S. Holder, except as described below with respect to a U.S. Holder who receives cash in lieu of a fractional share interest in Wachovia Common Stock;

          (iii) the aggregate adjusted tax basis of shares of Wachovia Common Stock (including a fractional share interest in Wachovia Common Stock deemed received and redeemed as described below) received by a U.S. Holder would be the same as the aggregate adjusted tax basis of the shares of Jefferson Common Stock exchanged therefor;

          (iv) the holding period of shares of Wachovia Common Stock (including a fractional share interest in Wachovia Common Stock deemed received and redeemed as described below) received by a U.S. Holder would include the holding period of the Jefferson Common Stock, exchanged therefor; and

          (v) a U.S. Holder of Jefferson Common Stock who receives cash in lieu of a fractional share interest in Wachovia Common Stock would be treated as having received such fractional share interest and then as having received the cash in redemption of such fractional share interest. Under Section 302 of the Code, if such deemed distribution were "substantially disproportionate" with respect to the U.S. Holder or were "not essentially equivalent to a dividend" after giving effect to the constructive ownership rules of the Code, the U.S. Holder would generally recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. Holder's adjusted tax basis in the fractional share interest. Such capital gain or loss would be long-term capital gain or loss if the U.S. Holder's holding period in the fractional share interest is more than one year.

     Wachovia expects that such opinion would be based on, among other things, customary factual assumptions and representations, made by each of Wachovia and Jefferson. Such opinion may state that no opinion is expressed as to the effect of the Merger on Wachovia, Jefferson or any U.S. Holder with respect to any asset as to which any unrealized gain or loss is required to be recognized for federal income tax purposes at the end of a taxable year (or on the termination or transfer thereof) under a mark-to-market system of accounting.

     Under the terms of the Merger Agreement, the conditions to the Merger, including receipt by each party of opinions of counsel relating to tax matters, may generally be waived by Wachovia or Jefferson, as applicable. As of the date of this Proxy Statement/Prospectus, neither Wachovia nor Jefferson intends to waive the conditions as to the receipt of opinions of counsel on tax matters. In the event of a failure to obtain tax opinions, and a party's determination to waive such condition to the consummation of the Merger, Jefferson will resolicit the votes of its shareholders to approve the Merger without such conditions and update the information contained herein with respect to the tax consequences of the Merger as necessary. See "The Merger--Conditions to Consummation" and "--Amendment, Waiver and Termination.

     BECAUSE CERTAIN TAX CONSEQUENCES OF THE MERGER MAY VARY DEPENDING UPON THE PARTICULAR CIRCUMSTANCES OF EACH HOLDER OF JEFFERSON COMMON STOCK AND OTHER FACTORS, EACH SUCH HOLDER IS URGED TO CONSULT SUCH HOLDER'S OWN TAX ADVISER AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER TO SUCH HOLDER (INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS).

MANAGEMENT AND OPERATIONS AFTER THE MERGER

     Wachovia will be the surviving corporation resulting from the Merger and will continue to be governed by the laws of the State of North Carolina and will operate in accordance with its articles of incorporation and bylaws as in effect immediately prior to the Effective Time until otherwise amended or repealed after the Effective Time. Under the Merger Agreement, Wachovia has agreed to cause one member of the Jefferson Board, selected by Wachovia after consultation with Jefferson, who is willing and eligible to serve to be elected or appointed as a director of Wachovia at, or as promptly as practicable after, the Effective Time. The directors and officers of Wachovia in office immediately prior to the Effective Time, together with such additional director selected from the Jefferson Board and such additional persons as may thereafter be elected, will serve as the directors and officers of Wachovia from and after the Effective Time in accordance with Wachovia's bylaws.

POST-ACQUISITION COMPENSATION AND BENEFITS

     The Merger Agreement provides generally that, as soon as practicable following the Effective Time (but in no event later than January 1, 1998 if the Effective Time occurs prior to January 1, 1998) (i) Wachovia will provide employees of Jefferson who become employees of Wachovia with employee benefit plans no less favorable in the aggregate than those provided to similarly situated employees of Wachovia; (ii) any such employees generally will receive credit for service with Jefferson or any of its subsidiaries or predecessors prior to the Effective Time for the purpose of determining eligibility to participate, eligibility for benefits, benefit forms, and vesting under Wachovia's employee benefit plans (including certain prior periods of service with Wachovia); and (iii) Wachovia will cause any and all pre-existing condition limitations and eligibility waiting periods under group health plans to be waived with respect to such participants and their eligible dependents. All discretionary awards and benefits under any employee benefit plans of Wachovia will be subject to the discretion of the persons or committee administering such plans. Wachovia will honor all employee benefit obligations to current and former employees of Jefferson in accordance with the terms of applicable benefit plans.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

     Certain members of Jefferson's management, including all of its directors, have certain interests in the Merger in addition to the interests they may have as Jefferson shareholders generally. These interests include, among others, indemnification rights of Jefferson directors and officers under the Merger Agreement, potential severance and other employee benefits described below, the understanding that Wachovia will employ Mr. O. Kenton McCartney, President and Chief Executive Officer of Jefferson, as a senior officer for a period of at least three years, subject to renewal under certain circumstances, and the understanding that Wachovia will enter into employment agreements with at least five other executives of Jefferson who have not been identified at this time. Additionally, in the Merger Agreement Wachovia agreed that one person from the Jefferson Board who is eligible and willing to serve will be elected or appointed to the Wachovia Board. The Jefferson Board was aware of the interests of all of such persons at the time it approved the Merger Agreement and the Stock Option Agreement.

     Wachovia also agreed that for a period of six years after the Merger it would indemnify the directors and officers of Jefferson against costs or expenses (including reasonable attorneys' fees), judgments, liens, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation (civil or criminal), administrative or investigative, arising out of actions or omissions occurring at or prior to the Merger, to the fullest extent that Jefferson is permitted to indemnify (and advance expenses) to its directors and officers under the laws of the Commonwealth of Virginia and Jefferson's articles of incorporation and bylaws in effect on the date of the Merger Agreement, provided any such director's or officer's conduct complies with the standards set forth under Virginia law and Jefferson's articles of incorporation and bylaws. In addition, Wachovia agreed that for a period of three years after the Merger it would use its reasonable best efforts to obtain directors' and officers' liability insurance for the benefit of Jefferson's directors and officers, to provide insurance coverage that will reimburse the present and former directors and officers of Jefferson or any of its subsidiaries with respect to claims against such directors and officers arising from facts or events which occurred before the Merger, with coverages and policy limits no less advantageous than the coverage provided by Jefferson on the date of the Merger Agreement, subject to the cost for such insurance not exceeding 200 percent of the amount expended by Jefferson for such insurance on the date of the Merger Agreement.

     Under Jefferson's 1995 Stock Plan and the stock option agreements issued thereunder, the outstanding and unexercised stock options granted to key employees, including the executive officers, prior to the Merger will become fully vested and immediately exercisable upon the occurrence of a change in control of Jefferson. Approval of the Merger by Jefferson's shareholders will constitute a change in control under the 1995 Stock Plan. Pursuant to the Merger Agreement, each stock option outstanding under the 1995 Stock Plan at the Effective Time of the Merger will be converted into an option to acquire, on the same terms and conditions as were applicable under the 1995 Stock Plan, Wachovia Common Stock with the exercise price and number of shares purchasable thereunder being adjusted to reflect the Exchange Ratio. Each stock option which is intended to be an "incentive stock option" within the meaning of Section 422 of the Code will be converted in accordance with the requirements of Section 422 of the Code (to the extent such stock option continues to qualify as an "Incentive Stock Option" after it becomes fully vested).

     Under Jefferson's 1985 Incentive Stock Plan (the "1985 Award Plan"), the committee appointed by the Jefferson Board to administer the 1985 Award Plan has the discretion to accelerate the vesting of awards granted to key employees, including the executive officers, who are participants in the 1985 Award Plan in the event of a merger, consolidation, sale of substantially all of the assets, dissolution or liquidation of Jefferson. On June 9, 1997, the committee took action to accelerate the vesting of all outstanding awards under the 1985 Awards Plan, to be effective upon the Merger becoming effective. As a result, the awards held by key employees, including the executive officers, under the 1985 Award Plan will become fully vested at the Effective Time of the Merger and will be converted into an equivalent number of shares of Wachovia Common Stock based on the Exchange Ratio of Wachovia Common Stock relative to Jefferson Common Stock.

     In addition, the Jefferson Board has amended the 1985 Award Plan to clarify that the committee that administers the plan may in its discretion specify the time and manner in which benefits will be paid under the plan following a merger, consolidation, sale of substantially all of the assets, dissolution or liquidation of Jefferson. In accordance with the authority granted to it under the terms of this amendment, the administrative committee for the 1985 Award Plan has directed that all benefits payable under the plan shall be paid to participants in two substantially equal payments as of May 1, 1998 and May 1, 1999 (regardless of any other payment elections which participants may have previously made), unless a participant terminates employment from Jefferson or Wachovia prior to receipt of such payments, in which case the entire amount of the participant's benefits under the plan will be paid within 15 days of the participant's termination of employment.

     Under the Jefferson Profit Sharing Plan (the "Profit Sharing Plan"), participants who are employed by Jefferson upon a change in control of Jefferson become fully vested in their respective account balances as of the date of the change in control. Approval of the Merger by the Jefferson shareholders will constitute a change in control under the Profit Sharing Plan. As a result, Jefferson employees, including the executive officers, who are participants in the Profit Sharing Plan will become fully vested in their respective account balances under the Profit Sharing Plan upon the change in control.

     Fifteen officers of Jefferson, including the executive officers, are parties to executive continuity agreements with Jefferson which provide for the continuation of salary (at a level at least equal to the base salary paid or payable in respect of the twelve-month period immediately preceding the change in control), participation in incentive, retirement and split dollar life insurance plans and other arrangements applicable generally to other peer executives, and participation in certain welfare benefit plans and fringe benefit plans during an employment period of up to two years following a change in control of Jefferson. In addition, Jefferson will be deemed to have achieved certain specified levels of performance goals for purposes of determining the officer's award under a Jefferson incentive bonus program. Upon the occurrence of certain events connected with a termination of employment following a change in control, the executive is entitled to certain enhanced retirement benefits, a continuance of certain welfare benefits and retirement benefits for a period of up to two years, plus a lump sum payment equal to a multiple (specified in each executive continuity agreement and ranging from 1.50 to 2.99) of the greater of
(i) the executive's taxable compensation (with certain adjustments) for the twelve months preceding termination of the executive's employment or (ii) the executive's taxable compensation (with certain adjustments) for the twelve months preceding the change in control. The amount of lump sum payments to the fifteen executive officers, all of whom are parties to continuity agreements with Jefferson (assuming termination of services on October 31, 1997), will vary in amount from a minimum of approximately $260,000 to a maximum of approximately $1,700,000, with the average payment estimated at approximately $600,000. These amounts may be larger to the extent any additional payments are required to be made under the terms of the continuity agreements to compensate for excise and additional taxes on the lump sum payments. The Merger will constitute a change in control under the executive continuity agreements. The payments and benefits described above will become payable if a qualifying termination of employment occurs with respect to any of the covered executive officers. It is possible that some of the executive officers will not continue in the employment of Wachovia following the Merger and will, therefore, be entitled to receive severance payments under their respective executive continuity agreements, and other executive officers will continue in their current positions or accept other positions with Wachovia following the Merger and, in connection therewith, waive their rights under their executive continuity agreements. As of the date of this Proxy Statement/Prospectus, the executives who will receive termination payments have not been identified, since it is not known which executives will continue in current, similar or different positions with Wachovia.

     After the executives who will continue in current, similar or different roles have been identified, five selected executives, as determined collectively by the CEO of Wachovia and Mr. McCartney, will be offered a fixed five year employment agreement along with a base salary, incentive plan opportunity, stock option awards and restricted stock awards commensurate with the position. Such employment agreements will provide that if the executive terminates employment during the term of the agreement for good reason (as described in the agreement) or is involuntarily terminated other than for cause, the executive will receive additional cash compensation and will be permitted to continue to participate in Wachovia employee benefit plans for the remainder of the term of the agreement, his or her stock options will become fully vested and exercisable, and his or her restricted awards will be deemed to have been earned in full. The executive's right to these benefits and additional cash compensation is subject to non-competition and confidentiality requirements during the remainder of the term of the agreement. The executive may elect to continue his or her existing executive continuity agreement if he or she so chooses, in lieu of accepting employment under the Wachovia employment agreement.

     Under Jefferson's Deferred Compensation and Stock Purchase Plan for Non-Employee Directors (the "Directors' Plan"), the fees that participating directors have elected to defer, either in the form of cash or shares of Jefferson Common Stock, will become immediately distributable following a change in control of Jefferson. Approval of the Merger by the Jefferson shareholders will constitute a change in control under the terms of the Directors' Plan. The committee appointed by the Jefferson Board to administer the Directors' Plan has the discretion to determine whether such deferred fees will be paid in a lump sum or in installments over a period of years. A director may request a change in the timing of payment of his or her deferred fees; however, the committee is not obligated to honor such a request. It is contemplated that the committee will take action to authorize payment of participating directors' deferred fees in three substantially equal annual installments that begin in 1997 and end in 1999.

     It is contemplated that Wachovia will employ Mr. McCartney after the Merger under a three-year employment agreement as a senior officer of Wachovia, with responsibilities as president of its Virginia banking operations. Mr. McCartney will initially be paid a base salary of $310,000 (which is equal to the base salary that he is currently receiving from Jefferson) and be granted an opportunity to participate in an incentive plan commensurate with that provided to similarly situated executives of Wachovia. In addition, he will initially be granted options to purchase 20,000 shares of Wachovia Common Stock at an exercise price equal to the market price of Wachovia Common Stock as of the Effective Time, and 7,500 restricted shares of Wachovia Common Stock as of the Effective Time. The options will vest over a five year period in 20% increments beginning after the first year of Mr. McCartney's employment and the restricted shares will be subject to five-year, nongraded vesting and will be subject to the satisfaction by Wachovia of a return on equity goal. The primary purpose of the stock options and restricted shares of stock which will be awarded Mr. McCartney on the Effective Time is to incent performance and enhance retention. The award of stock options and restricted shares are in keeping with Wachovia's compensation philosophy which includes a heavy emphasis on a long-term component which is both equity based and subject to certain performance goals for Wachovia. Executives at a similar responsibility level within Wachovia are generally awarded options and restricted shares commensurate in amount with those which will be awarded Mr. McCartney. The average annual awards of stock options and restricted shares during 1996 and 1997 for Wachovia executives within a similar salary range of Mr. McCartney's initial salary are 17,000 options and 9,750 restricted shares. Based on the closing price of Wachovia Common Stock as of August 27, 1997 of $62.8125 per share, the estimated current market value of the 7,500 restricted shares to be awarded Mr. McCartney is $471,000. It is also contemplated that Mr. McCartney will enter into an executive retirement agreement with Wachovia that will provide for payment of a retirement benefit upon his termination of employment under certain conditions. The retirement benefit will be computed as a single life annuity payable in monthly installments, in an amount equal to 2.5% of Mr. McCartney's final average compensation multiplied by his years of service (up to a maximum of 62.5% of his final average compensation), subject to reductions for certain other benefits payable to Mr. McCartney. In no event will the annual amount of the retirement benefit payable to Mr. McCartney under the agreement, when combined with other retirement benefits payable by Jefferson or Wachovia and under the Social Security Act, be less than $275,000. The present value of Mr. McCartney's retirement benefit under the executive retirement agreement, assuming he remains employed to the normal retirement date specified under the plan at the same salary and estimated bonus and using the actuarial equivalent lump sum factors as set forth in the Wachovia Retirement Income Plan, is $1,264,000.

     The directors and certain officers of Jefferson own shares of Jefferson Common Stock which will be converted into shares of Wachovia Common Stock at the same exchange ratio as will apply to every other Jefferson shareholder. See "Voting Securities and Principal Shareholders of Jefferson -- Shares Beneficially Owned by Directors and Executive Officers."

CONDITIONS TO CONSUMMATION

     The obligations of Jefferson and Wachovia to consummate the Merger are subject to the satisfaction or written waiver of the following conditions: (i) the Merger Agreement shall have been approved by the requisite vote of the shareholders of Jefferson; (ii) the required regulatory approvals described under "Regulatory Approvals" shall have been received, generally without any conditions, restrictions or requirements which Wachovia reasonably determines in good faith would (a) following the Effective Time, have a material adverse effect on Wachovia and its subsidiaries taken as a whole or (b) reduce the benefits of the Merger to such a degree that Wachovia would not have entered into the Merger Agreement had such conditions, restrictions or requirements been known at the date of the Merger Agreement; (iii) no court or regulatory authority shall have taken any action prohibiting the consummation of the transactions contemplated by the Merger Agreement; (iv) the Registration Statement of which this Proxy Statement/Prospectus is a part shall have been declared effective by the Commission and shall not be subject to a stop order or any threatened stop order; (v) the shares of Wachovia Common Stock issuable in connection with the Merger shall have been qualified, registered or otherwise approved for exchange under the securities laws of the various states in which such qualification, registration or approval is required; (vi) the shares of Wachovia Common Stock issuable pursuant to the Merger shall have been approved for listing on the NYSE; (vii) Jefferson shall have received an opinion of McGuire, Woods, Battle & Boothe, L.L.P. as to certain tax matters; (viii) Wachovia shall have received an opinion of Sullivan & Cromwell as to certain tax matters; (ix) the other party's representations and warranties shall remain accurate; (x) the other party shall have performed in all material respects all of the obligations required to be performed by it pursuant to the Merger Agreement, and shall have delivered certificates confirming satisfaction of the foregoing requirements; and (xi) each party shall have received a letter of the other party's independent accountants as to certain financial information of the other party.

     No assurances can be provided as to when or if all of the conditions precedent to the Merger can or will be satisfied or waived by the appropriate party. As of the date of this Proxy Statement/Prospectus, the parties know of no reason to believe that any of the conditions set forth above will not be satisfied.

     The conditions to consummation of the Merger, including receipt of the tax opinions, may be waived, in whole or in part, to the extent permissible under applicable law, by the party for whose benefit the condition has been imposed, without the approval of the Jefferson shareholders. As of the date of this Proxy Statement/Prospectus, neither Wachovia nor Jefferson intends to waive the conditions as to the receipt of opinions of counsel on taxation matters. In the event of a failure to obtain tax opinions, and a party's determination to waive such condition to the consummation of the Merger, Jefferson would resolicit the votes of its shareholders to approve the Merger without such condition and update the information contained herein with respect to the tax consequences of the Merger as necessary. See " -- Amendment, Waiver and Termination."

REGULATORY APPROVALS

     FEDERAL RESERVE BOARD. The Merger is subject to prior approval by the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") under
Section 3 of the BHC Act. Such approval was obtained August 26, 1997.

     Pursuant to the BHC Act, the Merger may not be consummated until 30 days after Federal Reserve approval (or September 25, 1997), during which time the United States Department of Justice may challenge the Merger on antitrust grounds. The commencement of an antitrust action would stay the effectiveness of the Federal Reserve Board's approval unless a court specifically ordered otherwise. With the approval of the Federal Reserve Board and the concurrence of the Department of Justice, the waiting period may be reduced to no less than 15 days. Wachovia and Jefferson believe that the Merger does not raise substantial antitrust or other significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals on a timely basis without the imposition of any condition that would have a material adverse effect on Wachovia.

     STATE AUTHORITIES. Consummation of the Merger is subject to the prior approval of the State Corporation Commission of Virginia (the "Virginia Commission"). The Virginia Commission will consider the safety and soundness of Jefferson and Jefferson National Bank; the qualification and experience of Wachovia and its directors and officers; whether the Merger would be prejudicial to depositors, creditors, beneficiaries of fiduciary accounts or shareholders of Wachovia, Jefferson or their banking subsidiaries; and whether the Merger would be in the public interest. The Merger may also be subject to the approval of, or notice to, other state authorities under various state bank, insurance and securities regulatory statutes.

     STATUS OF REGULATORY APPROVALS AND OTHER INFORMATION. Wachovia and Jefferson have filed all applications and notices and have taken (or will promptly take) other appropriate action with respect to any requisite approvals or other action of any governmental authority. The Merger Agreement provides that the obligation of each of Wachovia and Jefferson to consummate the Merger is conditioned upon, among other things, (i) the receipt of all requisite regulatory approvals, including the approvals of the Federal Reserve Board and, to the extent necessary, the state authorities, (ii) the termination or expiration of all statutory or regulatory waiting periods in respect thereof and
(iii) no such approvals containing conditions, restrictions or requirements which the Wachovia Board reasonably determines in good faith would, after the Effective Date, have a material adverse effect on Wachovia and its subsidiaries taken as a whole or reduce the benefits of the transactions contemplated in the Merger Agreement to such a degree that Wachovia would not have entered into the Merger Agreement.

     THE MERGER CANNOT PROCEED IN THE ABSENCE OF THE REQUISITE REGULATORY APPROVALS. THERE CAN BE NO ASSURANCE THAT ALL SUCH REGULATORY APPROVALS WILL BE OBTAINED OR AS TO THE DATES OF SUCH APPROVALS. THERE CAN ALSO BE NO ASSURANCE THAT SUCH APPROVALS WILL NOT CONTAIN A CONDITION, RESTRICTION OR REQUIREMENT THAT

CAUSES SUCH APPROVALS TO FAIL TO SATISFY THE CONDITIONS SET FORTH IN THE MERGER AGREEMENT. SEE " -- CONDITIONS TO THE MERGER."

     See " -- The Effective Time," " -- Conditions to the Merger" and " -- Termination of the Merger Agreement."

AMENDMENT, WAIVER AND TERMINATION

     To the extent permitted by law, Jefferson and Wachovia may amend the Merger Agreement by written agreement at any time. Prior to or at the Effective Time, either Jefferson or Wachovia may waive any default in the performance of any term of the Merger Agreement by the other party, may waive or extend the time for the fulfillment by the other party of any of its obligations under the Merger Agreement, and may waive any of the conditions precedent to the obligations of such party under the Merger Agreement, except any condition that, if not satisfied, would result in the violation of an applicable law or governmental regulation.

     The Merger Agreement may be terminated, and the Merger abandoned, at any time prior to the Effective Time by mutual consent of the boards of directors of Jefferson and Wachovia. In addition, the Merger Agreement may be terminated, and the Merger abandoned, prior to the Effective Time by either Wachovia or Jefferson if: (i) the other party breaches and does not timely cure any breach of a representation, warranty, covenant or other agreement contained in the Merger Agreement and such breach, individually or in the aggregate, has a Material Adverse Effect (as defined in the Merger Agreement) on the non-breaching party; (ii) any consent or approval of certain regulatory authorities is denied by final nonappealable action of such authority or the Jefferson shareholders fail to approve the Merger Agreement; or (iii) the Merger has not been consummated by June 30, 1998. Also, Wachovia may terminate the Merger Agreement if the Jefferson Board shall fail to recommend approval of the Merger, or has modified or changed such recommendation.

CONDUCT OF BUSINESS PENDING THE MERGER

     JEFFERSON. Jefferson has agreed in the Merger Agreement, unless the prior written consent of Wachovia is obtained, and except as otherwise contemplated by the Merger Agreement, not to, and to cause each of its subsidiaries not to

          (a) conduct the business of Jefferson and its subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to have an adverse effect upon Jefferson's ability to perform any of its material obligations under the Merger Agreement;

          (b) except in limited circumstances, issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of, or rights to acquire, Jefferson Common Stock, enter into any agreement with respect to the foregoing, or permit any additional shares of Jefferson Common Stock to become subject to new grants of employee or director stock options, other rights or similar stock-based employee rights;

          (c)(i) make, declare, pay or set aside for payment any dividend (other than quarterly cash dividends in an amount not to exceed $0.25 per share and dividends from wholly owned subsidiaries, except that if Wachovia increases its regular quarterly dividend to an amount in excess of $0.40 per share, then Jefferson may increase, at its option, all future dividends in an amount proportionate to the increase in the Wachovia dividend) or
     (ii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of capital stock;

          (d) enter into or amend or renew any employment, consulting, severance or similar agreements with any director, officer or employee of Jefferson or its subsidiaries, or grant any salary or wage increase or increase any employee benefit, except (i) for normal individual increases in compensation to employees, (ii) for other changes that are required by applicable law, (iii) to satisfy previously disclosed contractual obligations or (iv) for grants of awards to newly hired employees consistent with past practice;

          (e) enter into, establish, adopt or amend (except as may be required by applicable law or to satisfy previously disclosed contractual obligations) any benefit plan in respect of any director, officer or employee of Jefferson or its subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder;

          (f) sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that is not material;

          (g) acquire all or any portion of, the assets, business, deposits or properties of any other entity except in the ordinary course of business and in a transaction that is not material;

          (h) amend its or any subsidiary's certificate of incorporation or bylaws;

          (i) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles;

          (j) except in the ordinary course of business consistent with past practice, enter into or terminate any material contract or amend or modify in any material respect any of its existing material contracts;

          (k) except in the ordinary course of business consistent with past practice, generally settle any material claim, action or proceeding;

          (l)(i) take any action reasonably likely to prevent or impede the Merger from qualifying as a reorganization for tax purposes; or (ii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue, (B) any of the conditions to the Merger not being satisfied or (C) a material violation of any provision of the Merger Agreement except, in each case, as may be required by applicable law or regulation;

          (m) except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk;

          (n) incur any indebtedness for borrowed money other than in the ordinary course of business; or

          (o) agree or commit to do any of the foregoing.

     In addition, Jefferson has agreed that neither it nor any of its subsidiaries nor any of their respective officers and directors will, and Jefferson will direct and use its reasonable best efforts to cause its employees, agents and representatives not to, initiate, solicit or encourage, directly or indirectly, any enquiries or the making of any proposal or offer with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, Jefferson or Jefferson National Bank (any such proposal or offer being hereinafter referred to as an "Acquisition Proposal") or, except to the extent legally required for the discharge by the Jefferson Board of its fiduciary duties as advised in writing by its counsel, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. In the Merger Agreement Jefferson agreed to cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of the Merger Agreement with any parties other than Wachovia with respect to any of the foregoing and agreed to use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Jefferson has agreed to promptly (within 24 hours) advise Wachovia following the receipt by Jefferson of any Acquisition Proposal and the substance thereof, and immediately advise Wachovia of any developments with respect to any Acquisition Proposal.

     WACHOVIA. Wachovia has agreed in the Merger Agreement, unless the prior written consent of Jefferson is obtained, and except as otherwise contemplated by the Merger Agreement, not to, and cause each of its subsidiaries not to:

          (a) make, declare, pay or set aside for payment any extraordinary dividend; or

          (b)(i) take any action which would materially adversely affect its ability to consummate the Merger; (ii) take any action reasonably likely to prevent or impede the Merger from qualifying as a reorganization for tax purposes; or (iii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in the Merger Agreement being or becoming untrue; (B) any of the conditions to the Merger not being satisfied; or (C) a material violation of any provision of the Merger Agreement except, in each case, as may be required by applicable law.

EXPENSES AND FEES

     The Merger Agreement provides that each party shall be responsible for all expenses incurred by it in connection with the negotiation and consummation of the transactions contemplated by the Merger Agreement, except that Wachovia and Jefferson have agreed to share equally all Commission filing fees and printing expenses payable in connection with the Registration Statement and this Proxy Statement/Prospectus.

ACCOUNTING TREATMENT

     The Merger is anticipated to be accounted for as a "purchase," as that term is used pursuant to generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of Jefferson as of the Effective Time will be recorded at their respective fair values and added to those of Wachovia. Financial statements of Wachovia issued after the Effective Time would reflect such values and would not be restated retroactively to reflect the historical financial position or results of operations of Jefferson.

DISSENTERS' RIGHTS

     Under the Virginia Stock Corporation Act, holders of Jefferson Common Stock have no dissenters' rights in connection with the Merger.

STOCK EXCHANGE LISTING OF WACHOVIA COMMON STOCK

     Wachovia has agreed to use its reasonable best efforts to list, prior to the Effective Date, on the NYSE, subject to official notice of issuance, the shares of Wachovia Common Stock to be issued to the holders of Jefferson Common Stock in the Merger.

RESALES OF WACHOVIA COMMON STOCK

     The shares of Wachovia Common Stock issued in connection with the Merger will be freely transferable under the Securities Act, except for shares issued to any shareholder who may be deemed to be an "affiliate" (generally including, without limitation, directors, certain executive officers, and beneficial owners of 10% or more of any class of capital stock) of Jefferson for purposes of Rule 145 under the Securities Act as of the date of the Special Meeting. Such affiliates may not sell their shares of Wachovia Common Stock acquired in connection with the Merger except pursuant to an effective registration statement under the Securities Act or other applicable exemption from the registration requirements of the Securities Act. Wachovia may place restrictive legends on certificates representing Wachovia Common Stock issued to all persons who are deemed to be "affiliates" of Jefferson under Rule 145. This Proxy Statement/Prospectus does not cover resales of Wachovia Common Stock received by any person who may be deemed to be an affiliate of Jefferson.

STOCK OPTION AGREEMENT

     As an inducement to Wachovia's willingness to continue to pursue the transaction contemplated by the Merger Agreement, Jefferson entered into the Stock Option Agreement with Wachovia. The following description of the Stock Option Agreement is qualified in its entirety by reference to the text of such Stock Option Agreement, a copy of which is attached as Appendix B and which is incorporated herein by reference.

     Pursuant to the Stock Option Agreement, Jefferson granted Wachovia the Option, which permits Wachovia to purchase up to 2,770,000 shares of Jefferson Common Stock, subject to adjustment in certain cases as described below but in no event exceeding 19.9% of the number of shares of Jefferson Common Stock outstanding immediately before exercise of the Option (the "Option Shares"). The exercise price of the Option is $29.6875 per share (the average of the last reported sale price on the last two trading days preceding the execution of the Merger Agreement), subject to adjustment under specified circumstances (such exercise price, as so adjusted, being referred to herein as the "Option Price").

     The Option will become exercisable in whole or in part if both an "Initial Triggering Event" and a "Subsequent Triggering Event" occur with respect to Jefferson prior to the occurrence of an "Exercise Termination

Event," as such terms are defined below. The purchase of any shares of Jefferson Common Stock pursuant to the Option is subject to compliance with applicable law, including the receipt of necessary approvals under the BHC Act. If Wachovia were to exercise its right to acquire the full 19.9% of the outstanding shares of Jefferson Common Stock subject to the Option, Wachovia would hold approximately 16.6% of the outstanding shares of Jefferson Common Stock immediately after such exercise.

     The Stock Option Agreement generally defines the term "Initial Triggering Event" to mean any of the following events or transactions:

          (i) Jefferson or Jefferson National Bank, without Wachovia's prior written consent, enters into an agreement to engage in an "Acquisition Transaction" (as defined below) with a third party or the Jefferson Board recommends that the shareholders of Jefferson approve or accept any Acquisition Transaction, other than as contemplated by the Merger Agreement;

          (ii) A third party shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Jefferson Common Stock;

          (iii) The shareholders of Jefferson shall have voted and failed to approve the Merger Agreement at Jefferson's shareholder meeting or such meeting has not been held in violation of the Merger Agreement or has been canceled prior to termination of the Merger Agreement if, prior to such shareholder meeting (or if such shareholder meeting shall not have been held or shall have been canceled, prior to such termination), it shall have been publicly announced that any third party shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction with respect to Jefferson;

          (iv) The Jefferson Board withdraws or modifies (or publicly announces its intention to withdraw or modify) in any manner adverse to Wachovia its recommendation that the shareholders of Jefferson approve the Merger Agreement at Jefferson's shareholder meeting, or Jefferson, without Wachovia's prior written consent, authorizes, recommends or proposes (or publicly announces its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with a third party;

          (v) A third party makes a proposal to Jefferson or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure;

          (vi) A third party shall have filed with the Commission a registration statement with respect to a potential exchange offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the Commission with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

          (vii) Jefferson willfully breaches any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction, and following such breach Wachovia would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both); or

          (viii) A third party files an application or notice with the Federal Reserve Board or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

     As used in the Stock Option Agreement, the term "Acquisition Transaction" means (i) a merger or consolidation or any similar transaction, involving Jefferson or any "Significant Subsidiary" (as defined in Rule 1-02 of Regulation S-X promulgated by the Commission) of Jefferson (other than mergers, consolidations or similar transactions involving solely Jefferson and/or one or more of its wholly-owned subsidiaries, provided that any such transaction is not entered into in violation of the terms of the Merger Agreement), (ii) a purchase, lease or other acquisition of all or substantially all of the assets or deposits of Jefferson or any of its Significant Subsidiaries (as defined in the Merger Agreement) or (iii) a purchase or other acquisition (including by merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of Jefferson or any of its subsidiaries.

     The Stock Option Agreement generally defines the term "Subsequent Triggering Event" to mean any of the following events or transactions: (i) the acquisition by a third party of beneficial ownership of 25% or more of the then outstanding Jefferson Common Stock or (ii) Jefferson or any of its subsidiaries, without having received the prior written consent of Wachovia, enters into an agreement to engage in an Acquisition Transaction with a third party or the Jefferson Board recommends that the shareholders of Jefferson approve or accept any Acquisition Transaction, other than as contemplated by the Merger Agreement; provided, that for purposes of the definition of "Subsequent Triggering Event," the percentage referred to in clause (c) of the definition of "Acquisition Transaction" above shall be 25% rather than 15%.

     The Stock Option Agreement defines the term "Exercise Termination Event" to mean any of (i) the Effective Time; (ii) termination of the Merger Agreement in accordance with its terms, if such termination occurs prior to the occurrence of an Initial Triggering Event, except a termination by Wachovia if Jefferson breaches, and does not timely cure any breach of, a representation, warranty, covenant or other agreement contained in the Merger Agreement and such breach, individually or in the aggregate, would be reasonably likely to result in a Material Adverse Effect (as defined in the Merger Agreement) or if Jefferson's board of directors has failed to recommend approval of the Merger, if necessary, or has withdrawn, modified or changed such recommendation in a manner in any respect adverse to Wachovia's interests (see " -- Amendment, Waiver and Termination") or a termination by either Wachovia or Jefferson if the Jefferson shareholders fail to approve the Merger; or (iii) the passage of 15 months, subject to extension in order to obtain required regulatory approvals, to comply with applicable regulatory waiting periods or to avoid liability under Section 16(b) of the Exchange Act, after termination of the Merger Agreement if such termination is concurrent with or follows the occurrence of an Initial Triggering Event or is a termination described in clause (ii) above. Notwithstanding anything to the contrary contained in the Stock Option Agreement, the Option may not be exercised at any time when Wachovia is in breach of any of its covenants or agreements contained in the Merger Agreement such that Jefferson shall be entitled to terminate the Merger Agreement pursuant to the terms thereof, and the Stock Option Agreement shall automatically terminate upon the termination of the Merger Agreement by Jefferson pursuant to the terms thereof as a result of a breach by Wachovia of its covenants or agreements contained therein.

     If the Option becomes exercisable, it may be exercised in whole or in part within six months following the applicable Subsequent Triggering Event. Wachovia's right to exercise the Option and certain other rights under the Stock Option Agreement are subject to an extension in order to obtain required regulatory approvals and comply with applicable regulatory waiting periods and to avoid liability under Section 16(b) of the Exchange Act. The Option Price and the number of shares issuable under the Option are subject to adjustment in the event of specified changes in the capital stock of Jefferson.

     Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Wachovia will have certain registration rights with respect to the shares of Jefferson Common Stock issued or issuable pursuant to the Option.

     The Stock Option Agreement also provides that at any time after the occurrence of a "Repurchase Event" (as defined below), upon request, Jefferson shall be obligated to repurchase the Option and all or any part of the Option Shares from the holder thereof. Such repurchase of the Option shall be at a price per share equal to the amount by which the "Market/Offer Price" (as defined below) exceeds the Option Price (as adjusted). A repurchase of Option Shares shall be at a price per share equal to the Market/Offer Price. The term "Market/Offer Price" means the highest of (i) the price per share at which a tender or exchange offer has been made for Jefferson Common Stock, (ii) the price per share of Jefferson Common Stock that any third party is to pay pursuant to an agreement with Jefferson, (iii) the highest closing price per share of Jefferson Common Stock within the six month period immediately preceding the date that notice to repurchase is given or (iv) in the event of a sale of all or substantially all of Jefferson's assets or deposits, the sum of the price paid for such assets or deposits and the current market value of the remaining assets (as determined by a nationally recognized investment banking firm), divided by the number of shares of Jefferson Common Stock outstanding at the time of such sale. The term "Repurchase Event" is defined to mean (i) the acquisition by any third party of beneficial ownership of 50% or more of the outstanding shares of Jefferson Common Stock or (ii) the consummation of an Acquisition Transaction; provided, that for purposes of the definition of "Repurchase Event," the percentage referred to in clause (c) of the definition of "Acquisition Transaction" above shall be 50% rather than 15%.

     The Stock Option Agreement also provides that Wachovia may, at any time following a Repurchase Event and prior to an Exercise Termination Event, surrender the Option (and any Option Shares obtained upon the exercise thereof and still held by Wachovia) for a cash surrender fee (the "Surrender Fee") equal to $15 million (i) plus, if applicable, Wachovia's purchase price with respect to any Option Shares and (ii) minus, if applicable, any net cash received pursuant to the sale of Option Shares to any third party (less the purchase price of such Option Shares). Wachovia may not exercise its right to surrender the Option and receive the Surrender Fee if Jefferson has previously repurchased any Option Shares as described in the preceding paragraph.

     The "Total Profit" (as defined below) that Wachovia may realize with respect to the Option may not exceed $25 million. If Wachovia's Total Profit were to exceed such amount, Wachovia would be required, at its sole election, to
(a) reduce the number of Option Shares subject to the Option, (b) deliver Option Shares to Jefferson for cancellation, (c) pay cash to Jefferson or (d) do any combination of the foregoing so that Wachovia's actual realized Total Profit shall not exceed $25 million. "Total Profit" is defined to mean the aggregate (before taxes) of (i) any amount received pursuant to Jefferson's repurchase of the Option (or any portion thereof), (ii) any amount received pursuant to Jefferson's repurchase of the Option Shares (less the purchase price for such Option Shares), (iii) any net cash received pursuant to the sale of Option Shares to any third party (less the purchase price of such Option Shares), (iv) any amounts received on transfer of the Option or any portion thereof to a third party and (v) any equivalent amounts received with respect to the Substitute Option (as defined below). In addition, Wachovia may not exercise the Option for a number of Option Shares as would, as of the date of such exercise, result in Wachovia (if it were immediately to sell such Option Shares, together with all other Option Shares held by Wachovia and its affiliates as of such date, at the closing market price on the previous trading day) realizing a net gain in excess of $25 million.

     Pursuant to the terms of the Stock Option Agreement, in the event that, prior to an Exercise Termination Event, Jefferson enters into certain transactions in which Jefferson is not the surviving corporation, certain fundamental changes in the capital stock of Jefferson occur or Jefferson sells all or substantially all of its or certain of its subsidiaries' assets, the Option shall be converted into a substitute option (the "Substitute Option"), with terms similar to those of the Option, to purchase capital stock of the entity that is the effective successor to Jefferson.

     The Stock Option Agreement provides that neither Wachovia nor Jefferson may assign any of its rights or obligations thereunder without the written consent of the other party, except that in the event an Initial Triggering Event occurs prior to an Exercise Termination Event, Wachovia may, subject to certain limitations, assign its rights and obligations thereunder in whole or in part (subject to extension in certain cases).

     Arrangements such as the Stock Option Agreement are customarily entered into in connection with corporate mergers and acquisitions in an effort to increase the likelihood that the transactions will be consummated in accordance with their terms, and to compensate the grantee for the efforts undertaken and the expenses, losses and opportunity costs incurred by it in connection with the transactions if they are not consummated under certain circumstances involving an acquisition or potential acquisition of the issuer by a third party. The Stock Option Agreement was entered into to accomplish these objectives. The Stock Option Agreement may have the effect of discouraging offers by third parties to acquire Jefferson prior to the Merger, even if such persons were prepared to offer to pay consideration to Jefferson's shareholders which has a higher current market value than the shares of Wachovia Common Stock to be received by such holders pursuant to the Merger Agreement.

     To the best knowledge of Jefferson and Wachovia, no event giving rise to the right to exercise the Option has occurred as of the date of this Proxy Statement/Prospectus.

                                  ACQUISITIONS

MERGER WITH CENTRAL FIDELITY BANKS, INC.

     On June 23, 1997, Wachovia entered into a merger agreement with Central Fidelity, pursuant to which Central Fidelity will be merged with and into Wachovia, with Wachovia being the surviving corporation. At the effective time of the merger, each outstanding share of common stock of Central Fidelity ("Central Fidelity Common Stock") will be converted into the right to receive
0.63 of a share of Wachovia Common Stock. In connection with the merger agreement, Central Fidelity has granted Wachovia a stock option to purchase a number of shares of Central Fidelity Common Stock up to 19.9% of the number of shares of Central Fidelity Common Stock outstanding immediately before exercise of the option for a purchase price of $32.19 per share, subject to adjustment in certain circumstances. The boards of directors of both companies have approved the merger.

     Central Fidelity is a bank holding company registered under the provisions of the BHC Act. Central Fidelity, the third largest banking company headquartered in Virginia, serves Virginia markets primarily through its wholly-owned banking subsidiary, Central Fidelity National Bank, a national banking association. Central Fidelity National Bank operates 248 branch offices, including 27 full-service supermarket locations, and 228 automated teller machines throughout Virginia. At June 30, 1997, Central Fidelity had total assets of approximately $10.7 billion, deposits of approximately $8.1 billion and shareholders' equity of approximately $804 million. Net income for the first six months ended June 30, 1997 was $61.6 million and net income for the year ended December 31, 1996 was $112.7 million. Central Fidelity, through Central Fidelity National Bank and its other subsidiaries, provides a wide variety of financial services to a broad customer base of individuals, corporations, institutions and governments primarily located in Virginia.

     The merger is expected to be accounted for as a pooling of interests. In connection with the Central Fidelity merger, both Wachovia and Central Fidelity rescinded their previously announced share repurchase programs, including the repurchase of shares announced in connection with the Merger. Pursuant to the merger agreement with Central Fidelity, Wachovia will add three current members of the Central Fidelity board of directors to the Wachovia Board. The merger is subject to the approval of the shareholders of Central Fidelity and appropriate regulatory agencies, including the Federal Reserve Board, and is expected to close in the fourth quarter of 1997.

     In connection with the announcement of the Central Fidelity Merger, Wachovia announced that it estimated that the Central Fidelity Merger (after giving effect to the Jefferson Merger) would be accretive to Wachovia's reported earnings per share in 1999 by 4%. This estimate includes Wachovia's current estimates of cost savings equal to 30% of Central Fidelity's operating expenses and revenue enhancements equal to at least 10% of non-interest income. Wachovia estimates it will incur a $174 million pretax charge in connection with the Merger, including a one-time charge of $117 million in 1997 and a charge of $57 million to be expensed in 1998.

     Additional information concerning the Central Fidelity Merger and financial information relating to Central Fidelity are contained in Wachovia's Current Reports on Form 8-K dated June 9, 1997 and September 8, 1997, each of which documents is incorporated by reference herein. See "Available Information" and "Incorporation of Certain Information by Reference."

MERGER WITH 1ST UNITED BANCORP

     On August 6, 1997, Wachovia entered into a merger agreement with 1st United, the parent of 1st United Bank in Boca Raton, Florida, pursuant to which 1st United will be merged with and into Wachovia (the "1st United Merger"). At the effective time of the 1st United Merger, each outstanding share of common stock of 1st United ("1st United Common Stock") will be exchanged for a minimum of 0.3 and a maximum of 0.366 of a share of Wachovia Common Stock. In connection with the 1st United Merger, 1st United has granted Wachovia a stock option to purchase a number of shares of 1st United Common Stock equal to up to 19.9% of the 1st United Common Stock outstanding immediately before exercise of the option, for a purchase price of $18.75 per share, subject to adjustment in certain circumstances. The boards of directors of both companies have approved the 1st United Merger.

     1st United, headquartered in Boca Raton, Florida, is a bank holding company registered under the provisions of the BHC Act. At July 31, 1997, the effective date of 1st United's merger with Seaboard Savings Bank, 1st United had assets of approximately $821 million, deposits of approximately $739 million, and shareholders' equity of approximately $69 million. Net income for the year ending on December 31, 1996, was approximately $7.4 million. 1st United operates 33 full service banking centers in the Florida counties of Palm Beach, Martin, Broward and Brevard. It is the largest commercial bank headquartered in Palm Beach County and specializes in serving individuals and small businesses within its trade area.

     The 1st United Merger is expected to be accounted for by the purchase accounting method. The 1st United Merger is subject to the approval of the shareholders of 1st United and appropriate regulatory agencies, including the Federal Reserve Board, and is expected to close in the fourth quarter of 1997.

     In connection with the announcement of the 1st United Merger, Wachovia announced that it estimated that the 1st United Merger will be accretive to reported earnings per share in 1998. This estimate includes Wachovia's current estimates of cost savings equal to 20% of 1st United's operating expenses and revenue enhancements equal to at least 10% of non-interest income. Wachovia estimates it will incur a $3 million pretax charge in connection with the 1st United Merger. In addition, in connection with the 1st United Merger, Wachovia announced that it may repurchase up to 3.5 million shares issued pursuant to the 1st United Merger.

     Additional information concerning the 1st United Merger and financial information relating to 1st United are contained in Wachovia's Current Report on Form 8-K dated August 6, 1997, which is incorporated by reference herein. See "Available Information" and "Incorporation of Certain Information by Reference."

ACQUISITIONS GENERALLY

     Wachovia regularly evaluates acquisition opportunities and conducts due diligence activities in connection with possible acquisitions. As a result, acquisition discussions and, in some cases, negotiations may take place and future acquisitions involving cash, debt or equity securities may occur. Acquisitions typically involve the payment of a premium over book and market values, and, therefore, some dilution of Wachovia's book value and net income per common share may occur in connection with any future transactions.

               WACHOVIA AND CENTRAL FIDELITY UNAUDITED PRO FORMA
                         COMBINED FINANCIAL INFORMATION

     No pro forma financial statements are included in this Proxy Statement/Prospectus with respect to the mergers with Jefferson and 1st United because the pro forma effects of these mergers are not material to Wachovia's consolidated financial statements. Accordingly, such information is also immaterial to an understanding of the proposed Merger by the shareholders of Jefferson.

     The following Unaudited Pro Forma Combined Financial Information combines the historical Consolidated Financial Statements of Wachovia and Central Fidelity, giving effect to the Central Fidelity Merger as if it had been effective on June 30, 1997, with respect to the Unaudited Pro Forma Combined Statement of Condition, and as of the beginning of the periods indicated herein, with respect to the Unaudited Pro Forma Combined Statements of Income. The Central Fidelity Merger is expected to be accounted for as a pooling of interests. Under the pooling of interests method of accounting, the historical book values of the assets, liabilities and shareholders' equity of Central Fidelity as reported on its consolidated Statement of Condition will be carried over onto the consolidated Statement of Condition of Wachovia after addressing conformity issues, and no goodwill or other intangible assets will be created. Wachovia will include in its consolidated statement of income the consolidated results of operations of Central Fidelity for the entire fiscal year in which the Central Fidelity Merger occurs after addressing conformity issues and will combine and restate its results of operations for prior periods to include the reported consolidated results of operations of Central Fidelity for prior periods after addressing conformity issues. This information should be read in conjunction with the historical Consolidated Financial Statements of Wachovia and Central Fidelity, including their respective notes thereto, which are incorporated by reference into this Proxy Statement/Prospectus (including Central Fidelity financial statements included in Wachovia's Current Report on Form 8-K dated September 8, 1997). The effect of estimated merger and restructuring costs expected to be incurred in connection with the Central Fidelity Merger has been reflected in the Unaudited Pro Forma Combined Statement of Condition; however, since the estimated costs are nonrecurring, they have not been reflected in the Unaudited Pro Forma Combined Statements of Income. The Unaudited Pro Forma Combined Financial Information does not give effect to any anticipated cost savings in connection with the Central Fidelity Merger. The Unaudited Pro Forma Combined Statement of Condition is not necessarily indicative of the actual financial position that would have existed had the Central Fidelity Merger been consummated on the dates indicated, or that may exist in the future. The Unaudited Pro Forma Combined Statements of Income are not necessarily indicative of the results that would have occurred had the Central Fidelity Merger been consummated on the dates indicated or that may be achieved in the future.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF CONDITION
                              AS OF JUNE 30, 1997
                                 (IN THOUSANDS)

                                                                       CENTRAL       PRO FORMA        PRO FORMA
                                                       WACHOVIA       FIDELITY      ADJUSTMENTS       COMBINED
ASSETS
Cash and due from banks............................   $ 3,392,418    $   312,192     $      --       $ 3,704,610
Federal funds sold and other money market
  investments......................................     1,099,967        149,860            --         1,249,827
Securities available for sale......................     6,983,389      2,967,226            --         9,950,615
Securities held to maturity........................     1,271,149             --            --         1,271,149
Loans..............................................    33,255,625      6,926,376            --        40,182,001
  Allowance for loan losses........................      (409,335)      (110,000)           --          (519,335)
Net loans..........................................    32,846,290      6,816,376            --        39,662,666
Premises and equipment.............................       622,925        164,496            --           787,421
Other assets.......................................     2,295,958        258,548        60,900(2)      2,615,406
  TOTAL ASSETS.....................................   $48,512,096    $10,668,698     $  60,900       $59,241,694
LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Demand.............................................   $10,345,408    $ 1,288,662     $      --       $11,634,070
Large denomination certificates....................     2,367,267        502,780            --         2,870,047
Other..............................................    16,225,385      6,285,178            --        22,510,563
  Total deposits...................................    28,938,060      8,076,620            --        37,014,680
Federal funds purchased and securities sold under
  repurchase agreements............................     6,253,688      1,065,467            --         7,319,155
Other liabilities..................................     9,640,521        723,046       174,000(2)     10,537,567
  Total liabilities................................    44,832,269      9,865,133       174,000        54,871,402

Shareholders' Equity:
Preferred stock....................................            --             --            --                --
Common stock.......................................       797,698        283,623      (104,940)(1)       976,381
Capital surplus....................................       185,500        108,484       104,940(1)        398,924
Retained earnings..................................     2,660,914        402,844      (113,100)(2)     2,950,658
Unrealized gains (losses) on securities available
  for sale, net of tax.............................        35,715          8,614            --            44,329
  Total shareholders' equity.......................     3,679,827        803,565      (113,100)        4,370,292

  TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY.......   $48,512,096    $10,668,698     $  60,900       $59,241,694

       See "Notes to Unaudited Pro Forma Combined Financial Information."

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             CENTRAL      PRO FORMA     PRO FORMA
                                                                WACHOVIA     FIDELITY    ADJUSTMENTS     COMBINED
INTEREST INCOME
Interest and fees on loans..................................   $1,361,985    $300,376     $      --     $1,662,361
Securities available for sale...............................      228,005      95,851            --        323,856
Securities held to maturity.................................       52,245          --            --         52,245
Other interest income.......................................       32,790       2,415            --         35,205
       Total interest income................................    1,675,025     398,642            --      2,073,667

INTEREST EXPENSE
Total deposits..............................................      478,367     155,868            --        634,235
Short-term borrowings.......................................      200,958      24,854            --        225,812
Other.......................................................      176,989      18,463            --        195,452
       Total interest expense...............................      856,314     199,185            --      1,055,499

Net interest income.........................................      818,711     199,457            --      1,018,168
Provision for loan losses...................................       97,713      27,565            --        125,278
Net interest income after provision for loan losses.........      720,998     171,892            --        892,890

OTHER INCOME
Service charges on deposit accounts.........................      127,564      20,691            --        148,255
Fees for trust services.....................................       75,226       9,292            --         84,518
Investment securities gains (losses)........................          661       1,881            --          2,542
Other income................................................      231,780      17,904            --        249,684
       Total other income...................................      435,231      49,768            --        484,999

OTHER EXPENSE
Salaries and employee benefits..............................      355,754      74,924            --        430,678
Net occupancy and equipment expense.........................      102,975      24,672            --        127,647
Other expense...............................................      220,101      30,774            --        250,875
       Total other expense..................................      678,830     130,370            --        809,200

Income before income taxes..................................      477,399      91,290            --        568,689
Income taxes................................................      148,694      29,715            --        178,409

NET INCOME..................................................   $  328,705    $ 61,575     $      --     $  390,280

Net income per primary share................................        $2.00       $1.06                        $1.94
Weighted average primary shares outstanding.................      164,145      58,068                      200,728

Net income per fully diluted share..........................        $2.00       $1.03                        $1.94
Weighted average fully diluted shares outstanding...........      164,158      59,557                      201,679

       See "Notes to Unaudited Pro Forma Combined Financial Information."

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             CENTRAL      PRO FORMA     PRO FORMA
                                                                WACHOVIA     FIDELITY    ADJUSTMENTS     COMBINED
INTEREST INCOME
Interest and fees on loans..................................   $2,544,658    $570,615     $      --     $3,115,273
Securities available for sale...............................      472,108     212,875            --        684,983
Securities held to maturity.................................      117,548          --            --        117,548
Other interest income.......................................       93,000       5,130            --         98,130
       Total interest income................................    3,227,314     788,620            --      4,015,934

INTEREST EXPENSE
Total Deposits..............................................      881,562     322,187            --      1,203,749
Short-term borrowings.......................................      431,094      51,250            --        482,344
Other.......................................................      359,946      39,916            --        399,862
       Total interest expense...............................    1,672,602     413,353            --      2,085,955

Net interest income.........................................    1,554,712     375,267            --      1,929,979
Provision for loan losses...................................      149,911      43,865            --        193,776
Net interest income after provision for loan losses.........    1,404,801     331,402            --      1,736,203

OTHER INCOME
Service charges on deposit accounts.........................      242,368      37,832            --        280,200
Fees for trust services.....................................      137,841      16,780            --        154,621
Investment securities gains (losses)........................        3,736          99            --          3,835
Other income................................................      403,705      31,204            --        434,909
       Total other income...................................      787,650      85,915            --        873,565

OTHER EXPENSE
Salaries and employee benefits                                    654,525     142,347            --        796,872
Net occupancy and equipment expense.........................      204,443      46,147            --        250,590
Other expense...............................................      398,581      63,447            --        462,028
       Total other expense..................................    1,257,549     251,941            --      1,509,490

Income before income taxes..................................      934,902     165,376            --      1,100,278
Income tax expense..........................................      290,345      52,674            --        343,019

NET INCOME..................................................   $  644,557    $112,702     $      --     $  757,259

Net income per primary share................................        $3.81       $1.89                        $3.66
Weighted average primary shares outstanding.................      169,094      59,737                      206,728

Net income per fully diluted share..........................        $3.80       $1.85                        $3.64
Weighted average fully diluted shares outstanding...........      169,827      60,758                      208,105

       See "Notes to Unaudited Pro Forma Combined Financial Information."

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             CENTRAL      PRO FORMA     PRO FORMA
                                                                WACHOVIA     FIDELITY    ADJUSTMENTS     COMBINED
INTEREST INCOME
Interest and fees on loans..................................   $2,384,919    $526,896     $      --     $2,911,815
Securities available for sale...............................      268,106     239,010            --        507,116
Securities held to maturity.................................      294,241          --            --        294,241
Other interest income.......................................       72,464       6,014            --         78,478
       Total interest income................................    3,019,730     771,920            --      3,791,650

INTEREST EXPENSE
Total deposits..............................................      823,454     319,725            --      1,143,179
Short-term borrowings.......................................      467,007      61,037            --        528,044
Other.......................................................      288,646      51,533            --        340,179
       Total interest expense...............................    1,579,107     432,295            --      2,011,402

Net interest income.........................................    1,440,623     339,625            --      1,780,248
Provision for loan losses...................................      103,791      26,713            --        130,504
Net interest income after provision for loan losses.........    1,336,832     312,912            --      1,649,744

OTHER INCOME
Service charges on deposit accounts.........................      209,113      35,150            --        244,263
Fees for trust services.....................................      130,521      14,943            --        145,464
Gain on sale of mortgage servicing portfolio................       79,025          --            --         79,025
Investment securities gains (losses)........................      (23,494)      3,253            --        (20,241)
Other income................................................      340,467      26,329            --        366,796
       Total other income...................................      735,632      79,675            --        815,307

OTHER EXPENSE
Salaries and employee benefits..............................      600,326     133,186            --        733,512
Net occupancy and equipment expense.........................      196,806      42,979            --        239,785
Other expense...............................................      406,464      62,000            --        468,464
       Total other expense..................................    1,203,596     238,165            --      1,441,761

Income before income taxes..................................      868,868     154,422            --      1,023,290
Income tax expense..........................................      266,325      49,052            --        315,377

NET INCOME..................................................   $  602,543    $105,370     $      --     $  707,913

Net income per primary share................................        $3.50       $1.77                        $3.38
Weighted average primary shares outstanding.................      172,089      59,674                      209,684

Net income per fully diluted share..........................        $3.49       $1.74                        $3.35
Weighted average fully diluted shares outstanding...........      172,957      60,573                      211,118

       See "Notes to Unaudited Pro Forma Combined Financial Information."

                UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                              CENTRAL      PRO FORMA     PRO FORMA
                                                                WACHOVIA      FIDELITY    ADJUSTMENTS     COMBINED
INTEREST INCOME
Interest and fees on loans..................................   $ 1,864,082    $440,691     $      --     $2,304,773
Securities available for sale...............................       182,440     217,945            --        400,385
Securities held to maturity.................................       273,813          --            --        273,813
Other interest income.......................................        41,959       6,161            --         48,120
       Total interest income................................     2,362,294     664,797            --      3,027,091

INTEREST EXPENSE
Total deposits..............................................       539,232     243,632            --        782,864
Short-term borrowings.......................................       272,572      45,834            --        318,406
Other.......................................................       226,584      41,225            --        267,809
       Total interest expense...............................     1,038,388     330,691            --      1,369,079

Net interest income.........................................     1,323,906     334,106            --      1,658,012
Provision for loan losses...................................        71,763      24,359            --         96,122
Net interest income after provision for loan losses.........     1,252,143     309,747            --      1,561,890

OTHER INCOME
Service charges on deposit accounts.........................       196,149      34,557            --        230,706
Fees for trust services.....................................       128,100      13,926            --        142,026
Investment securities gains (losses)........................         3,320     (25,984)           --        (22,664)
Other income................................................       280,183      36,739            --        316,922
       Total other income...................................       607,752      59,238            --        666,990

OTHER EXPENSE
Salaries and employee benefits..............................       563,507     127,683            --        691,190
Net occupancy and equipment expense.........................       187,419      41,653            --        229,072
Other expense...............................................       347,487      75,729            --        423,216
       Total other expense..................................     1,098,413     245,065            --      1,343,478

Income before income taxes..................................       761,482     123,920            --        885,402
Income tax expense..........................................       222,424      39,056            --        261,480

NET INCOME..................................................   $   539,058    $ 84,864     $      --     $  623,922

Net income per primary share................................         $3.13       $1.45                        $2.98
Weighted average primary shares outstanding.................       172,339      58,742                      209,346

Net income per fully diluted share..........................         $3.12       $1.42                        $2.96
Weighted average fully diluted shares outstanding...........       172,951      59,861                      210,663

       See "Notes to Unaudited Pro Forma Combined Financial Information."

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

     (1) Pursuant to the Central Fidelity Merger Agreement, each outstanding share (56,724,684 shares at June 30, 1997) of Central Fidelity Common Stock will be converted into 0.63 shares (35,736,551 shares at June 30, 1997) of Wachovia Common Stock, subject to adjustment in the event of stock dividends, stock splits or similar changes in Wachovia's capitalization.

     (2) Reflects management's current estimate, for purposes of pro forma presentation, of the aggregate estimated merger and restructuring costs of $174 million ($113 million net of taxes) expected to be incurred in connection with the Central Fidelity Merger. While a portion of these costs may be required to be recognized over time, the current estimate of these costs has been recorded in the pro forma combined statement of condition in order to disclose the aggregate effect of these activities on Wachovia's pro forma combined financial position. The estimated aggregate costs, primarily comprised of anticipated cash charges, include the following:

                                                                             (IN MILLIONS)
Personnel.................................................................       $  43
Systems and operations....................................................          67
Business unit integration and branch conversions..........................          34
Other.....................................................................          30
                                                                                 $ 174

       The personnel costs include costs of staff reductions, comprising employee severance costs, termination of certain employee benefit plans and employee assistance costs for separated employees resulting from reorganizations in connection with the Central Fidelity Merger. Systems and operations costs include costs associated with the elimination of redundant systems, including service contract terminations and other related costs of computer equipment and software write-offs due to duplication or incompatibility, and costs of transitioning customer accounts to a common system. Business unit integration and branch conversion costs consist of business unit consolidation expenses, lease termination and other costs associated with the closing and disposition of redundant branches and marketing and communications costs. Other expense includes transaction costs and other expenses directly associated with completing the Central Fidelity Merger. Wachovia anticipates that the majority of these costs, primarily comprised of cash charges, will be paid in 1997 and 1998.

       Management's cost estimates are forward looking. While the costs represent management's current estimate of merger and restructuring costs that will be incurred, the ultimate level and timing of recognition of such costs will be based on the final merger and integration plan to be completed prior to consummation of the Central Fidelity Merger, which is currently being developed by various Wachovia and Central Fidelity task forces and integration committees. Readers are cautioned that the completion of the Central Fidelity Merger and integration plan and the resulting management plans detailing actions to be undertaken to effect the Central Fidelity Merger will impact these estimates; the type and amount of actual costs incurred could vary materially from these estimates if future developments differ from the underlying assumptions used by management in determining its current estimate of these costs. See the statement regarding forward looking statements in "Incorporation of Certain Information by Reference."

                     DESCRIPTION OF WACHOVIA CAPITAL STOCK

     THE DESCRIPTIVE INFORMATION BELOW OUTLINES CERTAIN PROVISIONS OF WACHOVIA'S ARTICLES OF INCORPORATION AND BYLAWS AND THE NORTH CAROLINA BUSINESS CORPORATION ACT. THE INFORMATION DOES NOT PURPORT TO BE COMPLETE AND IS QUALIFIED IN ALL RESPECTS BY REFERENCE TO THE PROVISIONS OF WACHOVIA'S ARTICLES OF INCORPORATION AND BYLAWS, WHICH ARE INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRATION STATEMENT, AND THE NORTH CAROLINA BUSINESS CORPORATION ACT. SEE "AVAILABLE INFORMATION."

GENERAL

     Wachovia's authorized capital stock consists of 500,000,000 shares of Wachovia Common Stock, and 50,000,000 shares of preferred stock, par value $5.00 per share (the "Wachovia Preferred Stock"). As of June 30, 1997 there were 159,539,560 shares of Wachovia Common Stock outstanding and no shares of Wachovia Preferred Stock outstanding. In addition, at July 31, 1997, 22,219,602 shares of Wachovia Common Stock were reserved for issuance upon conversion of notes, exercise of stock options and awards and under Wachovia's dividend reinvestment plan. In addition, Wachovia estimates that 47,723,000 shares of Wachovia Common Stock will be issued in connection with the Merger, the Central Fidelity Merger and the 1st United Merger.

     Because Wachovia is a holding company, the rights of Wachovia to participate in any distribution of assets of any subsidiary upon its liquidation or reorganization or otherwise (and thus the ability of Wachovia's shareholders to benefit indirectly from such distribution) would be subject to the prior claims of creditors of that subsidiary, except to the extent that Wachovia itself may be a creditor of that subsidiary with recognized claims. Claims on Wachovia's subsidiaries by creditors other than Wachovia will include substantial obligations with respect to deposit liabilities and purchased funds.

PREFERRED STOCK

     The Wachovia Board is authorized to fix the preferences, limitations and relative rights of the Wachovia Preferred Stock and may establish series of such Wachovia Preferred Stock and determine the variations between series, and may cause Wachovia to issue any such shares without the approval of the holders of Wachovia Common Stock. If and when any Wachovia Preferred Stock is issued, the holders of Wachovia Preferred Stock may have a preference over holders of Wachovia Common Stock in the payment of dividends, upon liquidation of Wachovia, in respect of voting rights and in the redemption of the capital stock of Wachovia.

COMMON STOCK

     DIVIDENDS. The holders of Wachovia Common Stock are entitled to share ratably in dividends when and if declared by the Wachovia Board from funds legally available therefor.

     VOTING RIGHTS. Each holder of Wachovia Common Stock has one vote for each share held on matters presented for consideration by the shareholders.

     CLASSIFICATION OF BOARD OF DIRECTORS. The Wachovia Board is divided into three classes, each serving three-year terms, so that approximately one-third of the directors of Wachovia are elected at each annual meeting of the shareholders of Wachovia. Classification of the Wachovia Board has the effect of decreasing the number of directors that could be elected in a single year by any person who seeks to elect its designees to a majority of the seats on the Wachovia Board and thereby could impede a change in control of Wachovia.

     PREEMPTIVE RIGHTS. The holders of Wachovia Common Stock have no preemptive rights to acquire any additional shares of Wachovia Common Stock.

     ISSUANCE OF STOCK. Wachovia's articles of incorporation (the "Wachovia Articles") authorize the Wachovia Board to issue authorized shares of Wachovia Common Stock and Wachovia Preferred Stock and any other securities without shareholder approval. However, Wachovia Common Stock is listed on the NYSE, which requires shareholder approval of the issuance of additional shares of Wachovia Common Stock under certain circumstances.

     LIQUIDATION RIGHTS. In the event of liquidation, dissolution or winding-up of Wachovia, whether voluntary or involuntary, the holders of Wachovia Common Stock will be entitled to share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefor) and after preferences of any outstanding Wachovia Preferred Stock.

CHANGES IN CONTROL

     Certain provisions of the Wachovia Articles and Wachovia's bylaws may have may have the effect of preventing, discouraging or delaying any change in control of Wachovia. The authority of the Wachovia Board to issue Wachovia Preferred Stock with such rights and privileges as it may deem appropriate may enable the Wachovia Board to prevent a change in control despite a shift in ownership of the Wachovia Common Stock. In addition, the Wachovia Board's power to issue additional shares of Wachovia Common Stock may help delay or deter a change in control by increasing the number of shares needed to gain control. Moreover, the classification of the Wachovia Board would delay the ability of a dissatisfied shareholder or anyone who obtains a controlling interest in the Wachovia Common Stock to elect its designees to a majority of the seats on the Wachovia Board. The following provisions also may deter any change in control of Wachovia.

     FAIR PRICE PROVISIONS. Certain provisions of the Wachovia Articles (the "Fair Price Provisions") limit the ability of an Interested Shareholder to effect certain transactions involving Wachovia. An "Interested Shareholder" is defined in the Wachovia Articles to mean a shareholder who directly or indirectly beneficially owns, alone or with associates or affiliates, more than 10% of the outstanding voting shares of Wachovia or a subsidiary of Wachovia, and certain assignees of or successors to any share of capital stock of Wachovia or a subsidiary which was at any time within two years prior thereto beneficially owned by an Interested Shareholder. Such transactions, which are referred to below collectively as a "Business Combination," include any merger with or consolidation into an Interested Shareholder or an affiliate thereof, any sale or other disposition of more than $25 million in assets to an Interested Shareholder or an associate or affiliate thereof, any issuance or transfer to any Interested Shareholder, or an associate or affiliate thereof, of equity securities of Wachovia or a subsidiary having a fair market value of $10 million or more, any recapitalization or reclassification of Wachovia securities or similar transaction increasing the percentage of outstanding shares owned by an Interested Shareholder or an associate or affiliate thereof or any proposal for liquidation or dissolution of Wachovia.

     Under the Fair Price Provisions, a Business Combination must either (i) be approved by the holders of at least 66 2/3% of the outstanding voting securities of Wachovia and the holders of at least a majority of the outstanding shares of Wachovia Common Stock not owned by the Interested Shareholder or (ii) comply with either the Continuing Director (as defined below) approval requirements described in this paragraph or the price requirements described in the following paragraph, in which case a Business Combination must be approved by the affirmative vote of a majority of the outstanding voting shares of Wachovia entitled to vote thereon. Under the Continuing Director requirement, the Business Combination must be approved by 66 2/3% of the "Continuing Directors," which consist of directors elected by shareholders of Wachovia prior to the Interested Shareholder's acquisition of more than 10% of the voting securities and any directors recommended to join the Wachovia Board by a majority of directors so elected. These approval provisions are less stringent than those contained in the North Carolina Shareholder Protection Act, which is not applicable to Wachovia (see " -- Antitakeover Legislation"), but are more stringent than the standard provisions of the North Carolina Business Corporation Act, which would apply in the absence of the Fair Price Provisions.

     Under the price requirements of the Fair Price Provisions, the price per share paid in a Business Combination must be at least equal to the greater of
(i) the fair market value per share of Wachovia Common Stock on the date of the first public announcement of the proposed Business Combination (the "Announcement Date") or on the date on which the Interested Shareholder became an Interested Shareholder, whichever is higher, multiplied by the ratio of (A) the highest per share price paid by the Interested Shareholder for any shares of Wachovia Common Stock acquired by it during the two-year period immediately prior to the Announcement Date to (B) the fair market value per share of Wachovia Common Stock on the first day during such two-year period on which the Interested Shareholder acquired any shares of Wachovia Common Stock and (ii) the highest per share price paid by such Interested Shareholder in acquiring any shares of Wachovia Common Stock. In addition, the consideration paid for Wachovia Common Stock in a Business Combination must be either cash or the same form of consideration paid by the Interested Shareholder to acquire its shares of Wachovia Common Stock. Moreover, the Interested Shareholder must not (i) have, directly or indirectly, acquired, after having become an Interested Shareholder, additional shares of newly issued Wachovia capital stock from Wachovia (other than upon conversion of convertible securities, a pro rata stock dividend or stock split or pursuant to the Fair Price provisions),

(ii) have received the benefit directly, or indirectly, of financial assistance from Wachovia or (iii) have made any major changes in Wachovia's business or equity capital structure.

     The Fair Price Provisions are designed to discourage attempts to take over Wachovia in non-negotiated transactions utilizing two-tier pricing tactics, which typically involve the accumulation of a substantial block of the target corporation's stock followed by a merger or other reorganization of the acquired company on terms determined by the purchaser. In such two-step takeover attempts, the purchaser generally pays cash to acquire a controlling interest in a company and acquires the remaining equity interest by paying the remaining shareholders a price lower than that paid to acquire the controlling interest, often utilizing non-cash consideration.

     Although federal and state securities laws and regulations require that disclosure be made to shareholders of the terms of such a transaction, these laws provide no assurance that the financial terms of such a transaction will be fair to shareholders or that the shareholders can effectively prevent its consummation. The Fair Price Provisions are intended to address some of the effects of these gaps in federal and state law and to prevent some of the potential inequities of two-step takeover attempts by encouraging negotiations with Wachovia. While the terms of such a non-negotiated takeover could be fair to Wachovia shareholders, negotiated transactions may result in more favorable terms to Wachovia's shareholders because of such factors as timing of the transaction, tax effects on the shareholders, and the fact that the nature and amount of the consideration paid to all shareholders will be negotiated by the parties at arm's length rather than dictated by the purchaser.

     The Fair Price Provisions are designed to protect those shareholders who have not tendered or otherwise sold their shares to an Interested Shareholder in the initial step of a takeover attempt to which the requisite majority of shareholders or Continuing Directors is not receptive by assuring that at least the same price and form of consideration are paid to such shareholders as were paid in the initial step of the acquisition.

     Due to the difficulties of complying with the requirements of the Fair Price Provisions, the Fair Price Provisions generally may discourage attempts to obtain control of Wachovia. As a result, holders of Wachovia Common Stock may be deprived of an opportunity to sell their shares at a premium above the market price. In addition, the Fair Price Provisions would give veto power to the holders of a minority of the shares of Wachovia Common Stock with respect to a Business Combination which is opposed by more than 33 1/3% of the Continuing Directors but which a majority of shareholders may believe to be desirable and beneficial. Moreover, in any Business Combination not receiving the requisite super majority approval of shareholders or of Continuing Directors, the minimum price provisions of the Fair Price Provisions, while providing objective pricing criteria, could be arbitrary and not indicative of value.

     REMOVAL OF DIRECTORS. A director of Wachovia may be removed only for cause and only by the affirmative vote of the holders of 66 2/3% of the outstanding voting shares and a majority of the voting shares not held by Interested Shareholders.

     AMENDMENT OF WACHOVIA ARTICLES. Except in certain specified circumstances, the provisions of the Wachovia Articles concerning their amendment; the duration of the corporation; the authorized capital stock; the number, classification, election and removal of directors; pre-emptive rights of shareholders; and the approval of Business Combinations may be amended only by the affirmative vote of the holders of 66 2/3% of the outstanding voting shares and a majority of the outstanding voting shares not held by Interested Shareholders.

     ANTITAKEOVER LEGISLATION. In 1987 the North Carolina General Assembly enacted The North Carolina Shareholder Protection Act and The North Carolina Control Share Acquisition Act (the "Control Share Act"), each of which contains provisions intended to prevent, discourage or delay a change in control of North Carolina corporations electing to be covered by such legislation. Wachovia has elected to be subject only to the Control Share Act. For a summary of the material provisions of the Control Share Act, see "Certain Differences in the Rights of Wachovia and Jefferson Shareholders -- Control Share Acquisitions."

     CONTROL ACQUISITIONS. The Federal Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring "control" of a bank holding company unless the Federal Reserve Board has been given 60 days' prior written notice of such proposed acquisition and within that time period the Federal Reserve Board has not issued a notice disapproving the proposed acquisition or extending for up to another 30 days the period during which such a disapproval may be issued. An acquisition may be made prior to the expiration of the disapproval period if the Federal Reserve Board issues written notice of its intent not to disapprove the action. Under a rebuttable presumption established by the Federal Reserve Board, the acquisition of more than 10% of a class of voting stock of a bank holding company with a class of securities registered under Section 12 of the Exchange Act would, under the circumstances set forth in the presumption, constitute the acquisition of control.

     In addition, any "company" would be required to obtain the approval of the Federal Reserve Board under the BHC Act before acquiring 25% (5% in the case of an acquiror that is a bank holding company) or more of the outstanding shares of Wachovia Common Stock, or such lesser number of shares as constitute control over Wachovia.

     SAVINGS AND LOAN HOLDING COMPANY REGULATIONS. As a savings and loan holding company, Wachovia is subject to additional regulations that restrict acquisitions of control by third parties. Subject to certain limited exceptions, control of a savings association or a savings and loan holding company may only be obtained with the approval (or in the case of an acquisition of control by an individual, the absence of disapproval) of the Office of Thrift Supervision ("OTS"), after a public comment and application review process. Any company acquiring control of a savings association becomes a savings and loan holding company, must register and file periodic reports with the OTS, and is subject to OTS examination.

           CERTAIN DIFFERENCES IN THE RIGHTS OF WACHOVIA SHAREHOLDERS
                           AND JEFFERSON SHAREHOLDERS

     At the Effective Time, Jefferson shareholders automatically will become shareholders of Wachovia, and their rights as shareholders will be determined by the Wachovia Articles, bylaws and the North Carolina Business Corporation Act, instead of by the articles of incorporation or bylaws of Jefferson and the Virginia Stock Corporation Act. The following is a summary of the material differences in the rights of shareholders of Wachovia and Jefferson. This summary is necessarily general and does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the Virginia Stock Corporation Act, the North Carolina Business Corporation Act and the articles of incorporation and bylaws of each corporation.

AMENDMENT OF ARTICLES OF INCORPORATION AND BYLAWS

     WACHOVIA. The Wachovia Articles provide that the affirmative vote of at least 66 2/3% of shares, including a majority of the shares held by a person other than a shareholder who beneficially owns, directly or indirectly, together with associates or affiliates, 10 percent or more of Wachovia Common Stock (an "Interested Shareholder"), is required to repeal certain provisions of the Wachovia Articles relating to the duration of the corporation, the authorized capital stock, the number, classification, election and removal of directors, preemptive rights of shareholders, business combinations and amendment of the Wachovia Articles. Amendment of such provisions requires the approval of the holders of at least 66 2/3% of the voting shares of Wachovia, including a majority of the voting shares not held by an Interested Shareholder, unless (a) there is no Interested Shareholder and such amendment is approved by a majority of the Wachovia Board or (b) there exists an Interested Shareholder, but such amendment is approved by at least 66 2/3% of the Continuing Directors, in either which case the affirmative vote of the holders of at least a majority of the voting shares is sufficient to approve any such amendment.

     Wachovia's bylaws provide that the Wachovia Board has the power to adopt, amend or repeal the bylaws by a vote of a majority of the directors then in office, subject to the right of the shareholders to adopt, amend or repeal the bylaws, except that a bylaw adopted, amended or repealed by the shareholders may not be readopted, amended or repealed by the Wachovia Board, unless the Wachovia Articles or a bylaw adopted by shareholders authorizes the Wachovia Board to do so.

     JEFFERSON. The Virginia Stock Corporation Act generally provides that a Virginia corporation's articles of incorporation may be amended if each voting group entitled to vote on the proposed amendment votes more than two-thirds of all the votes entitled to be cast by that voting group in favor of the proposed amendment. The articles of incorporation of a Virginia corporation may provide for a greater or lesser vote than two-thirds or a vote by separate voting groups so long as the vote provided for is not less than a majority of all the votes cast on the amendment by each voting group entitled to vote. Jefferson's articles of incorporation do not provide for a vote greater or lesser than the statutory provision.

     Jefferson's bylaws provide that the Jefferson Board has the power to adopt, amend or repeal the bylaws by a vote of a majority of the directors then in office, subject to the right of the shareholders to adopt, amend or repeal the bylaws. The shareholders may prescribe that any bylaw made by them shall not be altered, amended or repealed by the Jefferson Board.

SPECIAL MEETINGS OF SHAREHOLDERS

     WACHOVIA. A special meeting of the shareholders of Wachovia may be called only by its chief executive officer or by the Wachovia Board.

     JEFFERSON. A special meeting of the shareholders of Jefferson may be called by the Chairman of the Jefferson Board, the President, the Jefferson Board or the holders of not less than one-tenth of all the shares entitled to vote at the meeting.

NUMBER OF DIRECTORS, CLASSIFIED BOARD OF DIRECTORS

     WACHOVIA. Wachovia's bylaws state that the number of directors shall not be less than 9, with the exact number of directors to be fixed by resolution of the Wachovia Board. The Wachovia Board has fixed the number at 16 directors. Wachovia's bylaws state that the Wachovia Board shall be divided into three classes to serve staggered three-year terms. The effect of Wachovia's having a classified board of directors is that only approximately one-third of the members of the Wachovia Board are elected each year; consequently, two annual meetings are effectively required for Wachovia's shareholders to change a majority of the members of the Wachovia Board.

     JEFFERSON. Jefferson's bylaws state that the Jefferson Board shall be not less than five nor more than twenty-five in number, with the exact number of directors to be fixed by resolution of the Jefferson Board, and all directors are elected annually.

REMOVAL OF DIRECTORS

     WACHOVIA. Wachovia's bylaws state that a director of Wachovia may be removed only for cause and only by the affirmative vote of the holders of 66 2/3% of the outstanding voting shares, including a majority of the voting shares not held by an Interested Shareholder.

     JEFFERSON. Jefferson's bylaws state that a director may be removed, with or without cause, by a vote of stockholders holding a majority of the shares entitled to vote at an election of the directors, at a meeting called for such purpose. If any directors are so removed, new directors may be elected at the same meeting.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS

     WACHOVIA. Wachovia's bylaws provide that director nominations by the Wachovia Board must include the Chairman and the President if such person is not then a director or his or her term as a director is set to expire. Director nominations by a shareholder must be made in writing and delivered or mailed to the chief executive officer of Wachovia not less than 14 days nor more than 50 days prior to any meeting of shareholders at which directors are to be elected, except that if less than 21 days' notice of the meeting is given to shareholders, such notification of the nomination must be mailed or delivered to the chief executive officer of Wachovia not later than the close of business on the seventh day following the day on which the notice of meeting was mailed.

     JEFFERSON. Jefferson's bylaws provide that nominations for election to the Jefferson Board may be made by the Jefferson Board or by any holder of any shares of the capital stock of Jefferson entitled to vote for the election of directors. Nominations other than those made by or on behalf of the management of Jefferson must be made in writing which specifies certain required information about the proposed nominee and the notifying shareholder, and be delivered or mailed to the president of Jefferson no less than 14 days nor more than 50 days prior to any meeting of shareholders called for the election of directors. However, if notice of the meeting is mailed to shareholders less than 21 days before the date set for the meeting, the nomination must be mailed or delivered not later than the close of business on the seventh day following the day on which the notice or meeting was mailed.

RESTRICTIONS ON BUSINESS COMBINATIONS

     WACHOVIA. The Wachovia Articles have restrictions which are designed to discourage attempts to acquire control of Wachovia in non-negotiated transactions through the use of two-tier pricing tactics. The Fair Price Provisions are described above under "Description of Wachovia Capital
Stock -- Changes in Control -- Fair

Price Provisions." Certain other provisions of the Wachovia Articles and bylaws further restrict the ability of an Interested Shareholder to effect a change in control of Wachovia.

     JEFFERSON. The Affiliated Transaction Statute of the Virginia Stock Corporation Act restricts certain transactions ("Affiliated Transactions") between a publicly held Virginia corporation and a beneficial owner of more than ten percent of any class of voting stock (a "10% Holder"). An "Affiliated Transaction" is defined in the Virginia Stock Corporation Act as any of the following transactions with or proposed by a 10% Holder: a merger; a share exchange; certain dispositions of assets or guaranties of indebtedness other than in the ordinary course of business; certain significant securities issuances; dissolution of the corporation; or reclassification of the corporation's securities. Under the statute, an Affiliated Transaction generally requires the approval of a majority of disinterested directors and two-thirds of the voting shares of the corporation other than shares owned by the 10% Holder during a three-year period commencing as of the date the 10% Holder crosses the ten percent threshold. This special voting provision does not apply if a majority of disinterested directors approved the acquisition of the more than ten percent interest in advance. After the expiration of the three-year moratorium, Jefferson may engage in an affiliated transaction only if it is approved by a majority of disinterested directors or by two-thirds of the disinterested stockholders, or if the transaction complies with certain fair price provisions. This special voting rule is in addition to, and not in lieu of, other voting provisions contained in the Virginia Stock Corporation Act and Jefferson's articles of incorporation.

CONTROL SHARE ACQUISITIONS

     WACHOVIA. The Control Share Act contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a North Carolina corporation who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting control with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

     The Control Share Act provides that, in the event control shares are accorded voting rights and, as a consequence, the holders of the control shares have a majority of all voting power for the election of directors, the corporation's shareholders, other than holders of control shares, may cause the corporation to redeem their shares. The right of redemption is subject to limitations on corporate distributions to shareholders and any contrary provision in the corporation's articles of incorporation or bylaws adopted by the shareholders prior to the occurrence of a control share acquisition. The Wachovia Articles and bylaws do not limit the ability of shareholders to cause Wachovia to redeem their shares under the circumstances described above.

     JEFFERSON. The Virginia Stock Corporation Act contains provisions relating to Control Share Acquisitions (the "Virginia Control Share Act"). The Virginia Control Share Act contains provisions that, under certain circumstances, would preclude an acquiror of the shares of a Virginia corporation, who crosses one of three voting thresholds (20%, 33 1/3% or 50%) from obtaining voting control with respect to such shares unless a majority in interest of the disinterested shareholders of the corporation votes to accord voting power to such shares.

     The Virginia Control Share Act provides that, in the event control shares are accorded voting rights and, as a consequence, the holders of the control shares have a majority of all voting power for the election of directors, the corporation's shareholders, other than holders of control shares, may cause the corporation to redeem their shares at "fair value" (as defined in Section 13.1-728.8 of the Virginia Stock Corporation Act). Jefferson's articles of incorporation and bylaws do not limit the ability of shareholders to cause Jefferson to redeem their shares under the circumstances described above.

LIMITATION ON DIRECTOR LIABILITY

     WACHOVIA. The Wachovia Articles provide that, to the full extent permitted by law, a director of Wachovia will have no personal liability to Wachovia or its shareholders for monetary damages for breach of his or her duty as a director, whether such action is brought by or in the right of Wachovia or otherwise. North Carolina law generally provides for limitation on director's liability provided that no such provision shall be effective with respect to (i) acts or omissions that the director at the time of such breach knew or believed were clearly in conflict with the best interests of the corporation, (ii) any liability for unlawful distributions, (iii) any transaction from which the director derived an improper personal benefit or (iv) acts or omissions occurring prior to the date the provisions became effective.

     JEFFERSON. Neither Jefferson's articles of incorporation nor its bylaws contain such a provision.

INDEMNIFICATION

     WACHOVIA. Wachovia's bylaws provide for indemnification of any liability of directors, officers, employees or agents of Wachovia or any wholly-owned subsidiary of Wachovia. Indemnification payments for liabilities and litigation expenses may be made only following a determination that the activities of the person to be indemnified (the "Claimant") were at the time taken not known or believed by the Claimant to be clearly in conflict with the best interest of Wachovia. Such determination will be made (a) by a majority of disinterested directors (if there are at least two such directors), or (b) if there are not two such directors or if a majority of the disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by a majority of the shareholders, or (d) in accordance with any reasonable procedures prescribed by the Wachovia Board prior to the assertion of the claim for which indemnification is sought. If the Claimant is an officer or an employee of Wachovia, the determination may be made by the chief executive officer or a designee of the chief executive officer.

     JEFFERSON. Jefferson's articles of incorporation provide for indemnification of any liability of directors, officers, named fiduciaries of an employee benefit plan of Jefferson, or individuals who are or were serving at the request of Jefferson as directors, officers, or named fiduciaries of an employee benefit plan of another corporation, partnership, joint venture, trust or other entity, except where such person has been adjudged liable because of wilful misconduct, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (any of which behavior is hereinafter referred to collectively as "misfeasance"). No termination of any proceeding by judgment, order, settlement, conviction, or upon a plea of NOLO CONTENDERE or its equivalent, shall of itself create a presumption of misfeasance. The determination of whether indemnification is proper is made by
(a) by the Jefferson Board by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding; or (b) if such a quorum is not obtainable, or even if obtainable, a majority of disinterested directors so directs by independent legal counsel in a written opinion; or (c) by the stockholders. If the determination is to be made by the Jefferson Board, they may rely, as to all questions of law, on the advice of independent counsel.

DISSENTERS' RIGHTS

     WACHOVIA. North Carolina law generally provides dissenters' rights for mergers and certain share exchanges that would require shareholder approval, sales of all or substantially all of the assets (other than sales that are in the usual and regular course of business and certain liquidations and court-ordered sales), certain amendments to the articles of incorporation and any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors entitles shareholders to dissent.

     JEFFERSON. Virginia generally provides for dissenters' rights in connection with mergers and share exchanges that would require shareholder approval, and for sales of substantially all of the assets of a corporation (other than in the usual and regular course of business and other than certain liquidations and court-ordered sales). The Virginia Stock Corporation Act provides that no shareholder is entitled to dissent with respect to shares of a class or series of stock that is listed on a national securities exchange or is held of record by at least 2,000 shareholders unless, among other things: (i) in the case of a plan of merger or share exchange, the holders of that class or series of shares are required to accept for such shares anything other than (a) cash, (b) shares, or shares and cash in lieu of fractional shares, of the surviving or acquiring corporation or of any other corporation that at the record date fixed for determining shareholders entitled to receive notice of and to vote at the meeting at which the merger or share exchange will be acted on, were either listed subject to notice of issuance on a national securities exchange or held of record by at least 2,000 stockholders, or (c) a combination of cash and shares as set forth in (a) and (b) above; or (ii) the transaction to be voted on is an "affiliated transaction" and is not approved by a majority of disinterested directors as required by the Virginia Stock Corporation Act. Holders of the Jefferson Common Stock have no dissenters' rights with respect to the consummation of the Merger.

RIGHT TO RECEIVE REPORTS

     WACHOVIA. The North Carolina Business Corporation Act provides that Wachovia must notify its shareholders if the corporation indemnifies or advances expenses to a director under the provisions of the North Carolina Business Corporation Act in connection with a shareholder derivative action, or if Wachovia issues or authorizes the issuance of shares for promissory notes or for promises to render services in the future.

     JEFFERSON. Jefferson's shareholders are not entitled to such notification under the Virginia Stock Corporation Act, although the disclosure requirements of the federal securities laws may in some cases require disclosure of such matters to Jefferson's shareholders in proxy statements and other documents filed with the Commission.

SHAREHOLDER INSPECTION RIGHTS; SHAREHOLDER LISTS

     WACHOVIA. Under the North Carolina Business Corporation Act, qualified shareholders have the right to inspect and copy certain records of Wachovia if their demand is in good faith and for a proper purpose. Such right of inspection requires that the shareholder give Wachovia at least five business days' written notice of the demand, describing with reasonable particularity his purpose and the requested records. The records must be directly connected with the shareholder's purpose. The rights of inspection and copying extend not only to shareholders of record but also to beneficial owners whose beneficial ownership is certified to Wachovia by the shareholder of record. However, Wachovia is under no duty to provide any accounting records or any records with respect to any matter that Wachovia determines in good faith may, if disclosed, adversely affect Wachovia in the conduct of its business or may constitute material non-public information, and the rights of inspection and copying are limited to shareholders who either have been stockholders for at least six months or who hold at least five percent of the outstanding shares of any class of stock of Wachovia.

     JEFFERSON. The Virginia Stock Corporation Act permits any Jefferson shareholder, upon written demand submitted at least five business days in advance, to inspect and copy certain listed materials, including the articles of incorporation, the bylaws and certain Jefferson Board resolutions and minutes of shareholders' meetings. The Virginia Stock Corporation Act further permits a Jefferson shareholder who has held shares for six months or more or who owns five percent or more of the outstanding stock of Jefferson to, upon five business days' prior written demand made in good faith and for a proper purpose, inspect and copy the accounting records, excerpts from minutes of meetings of the Jefferson Board and its committees, the minutes of any shareholders' meetings and the list of shareholders. In addition, Jefferson is required to prepare a shareholder list with respect to any stockholders' meeting and to make such list available at Jefferson' principal office to any shareholder for a period of ten days prior to the meeting and during such meeting and any adjournments thereof.

                    COMPARATIVE MARKET PRICES AND DIVIDENDS

WACHOVIA

     Wachovia Common Stock is traded on the NYSE under the symbol "WB." The following table sets forth, for the indicated periods, the high and low closing sale prices for Wachovia Common Stock as reported by the NYSE, and the cash dividends declared per share of Wachovia Common Stock for the indicated periods.

                                                                     PRICE RANGE         CASH DIVIDENDS
                             QUARTER                                 HIGH     LOW      DECLARED PER SHARE
1995:
     First........................................................   $36 1/2  $32             $.33
     Second.......................................................    37 7/8  34 1/4           .33
     Third........................................................    45      35 3/8           .36
     Fourth.......................................................    48 1/4  43 1/8           .36
1996:
     First........................................................    48 3/8  41 1/4           .36
     Second.......................................................    46 1/4  40 7/8           .36
     Third........................................................    49 7/8  39 5/8           .40
     Fourth.......................................................    60 1/4  48 3/4           .40
1997:
     First........................................................    64 5/8  54 1/2           .40
     Second.......................................................    66 7/8  53 1/2           .40
     Third (through September 10).................................    67 11/16 59 1/8          .44

     On June 9, 1997, the last trading day before public announcement of the Merger, the closing price per share of Wachovia Common Stock on the NYSE was $62 1/8. Past price performance is not necessarily indicative of likely future price performance. Holders of Jefferson Common Stock are urged to obtain current market quotations for shares of Wachovia Common Stock.

     The holders of Wachovia Common Stock are entitled to receive dividends when and if declared by the Wachovia Board out of funds legally available therefor. Although Wachovia currently intends to continue paying quarterly cash dividends on the Wachovia Common Stock, there can be no assurance that Wachovia's dividend policy will remain unchanged after completion of the Merger. The declaration and payment of dividends thereafter will depend upon business conditions, operating results, capital and reserve requirements, and the Wachovia Board's consideration of other relevant factors.

JEFFERSON

     Jefferson Common Stock is traded on the Nasdaq Stock Market under the symbol "JBNK." The following table sets forth, for the indicated periods, the high and low closing sale prices for Jefferson Common Stock as reported by Nasdaq, and the cash dividends declared per share of Jefferson Common Stock for the indicated periods.

                                                                  PRICE RANGE           CASH DIVIDENDS
                          QUARTER                               HIGH       LOW        DECLARED PER SHARE
1995:
     First..................................................   $20.75      19.13             $.19
     Second.................................................    22.13      19.13              .19
     Third..................................................    23.50      21.00              .19
     Fourth.................................................    23.50      20.13              .19
1996:
     First..................................................    22.63      20.00              .22
     Second.................................................    22.50      20.63              .22
     Third..................................................    27.75      21.50              .22
     Fourth.................................................    29.50      26.75              .22
1997:
     First..................................................    30.50      27.25              .25
     Second.................................................    41.00      26.38              .25
     Third (through September 10)...........................    42.13      36.56              N/A

     On June 9, 1997, the last trading day before public announcement of the Merger, the closing price per share of Jefferson Common Stock on the Nasdaq Stock Market was $30. Past price performance is not necessarily indicative of likely future price performance. Holders of Jefferson Common Stock are urged to obtain current market quotations for shares of Jefferson Common Stock.

           VOTING SECURITIES AND PRINCIPAL SHAREHOLDERS OF JEFFERSON

PRINCIPAL BENEFICIAL OWNERS

     Jefferson knows of no person who, as of August 15, 1997, beneficially owned or had the right to acquire more than five percent of the outstanding shares of Jefferson's Common Stock. Wachovia has the potential right under the Stock Option Agreement to acquire up to 19.9% of outstanding Jefferson Common Stock under certain conditions. See "The Merger -- Stock Option Agreement."

SHARES BENEFICIALLY OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

     Following is a table which indicates as of August 15, 1997, the amount and the percent of beneficial ownership of Jefferson Common Stock for each director, executive officer, and all directors and executive officers as a group. Unless otherwise noted, each individual has sole voting and sole investment power with respect to the number of shares set forth opposite his name.

                                                                          COMMON STOCK
                                                                         ACQUIRABLE AS A
                                                         COMMON STOCK     RESULT OF THE                 PERCENT OF
                         NAME                             OWNERSHIP         MERGER(1)        TOTAL     COMMON STOCK
Robert H. Campbell, Jr................................       10,383(2)        23,300         33,683          *
John T. Casteen, III..................................        2,530                           2,530          *
Hovey S. Dabney.......................................       80,000(3)                       80,000          *
Lawrence S. Eagleburger...............................        1,030                           1,030          *
Hunter Faulconer......................................      208,136(4)                      208,136        1.49
Fred L. Glaize, III...................................      301,784(5)                      301,784        2.16
Henry H. Harrell......................................       12,695                          12,695          *
Alex J. Kay, Jr.......................................       18,228                          18,228          *
J. A. Kessler, Jr.....................................        4,082(6)                        4,082          *
O. Kenton McCartney...................................       14,606(7)        45,600         60,206          *
Allen T. Nelson, Jr...................................        1,614           14,600         16,214          *
W. A. Pace, Jr. (8)...................................       21,409            7,200         28,609          *
W. A. Rinehart, III...................................       44,684(9)                       44,684          *
Gilbert M. Rosenthal..................................       17,032                          17,032          *
Alson H. Smith, Jr....................................        2,914                           2,914          *
William M. Watson, Jr.................................        7,149(10)       12,620         19,769          *
H. A. Williamson, Jr..................................       15,671                          15,671          *
Directors and Executive Officers as a group (18)......      770,748(11)      115,920        886,668        6.20

* Less than 1%

 (1) Includes the following number of shares of Jefferson Common Stock that may be acquired within 60 days of August 15, 1997 or, if later, on the Effective Date of the Merger through the exercise of options granted on or before January 2, 1997 under Jefferson's 1995 Long Term Incentive Stock Plan (the "1995 Stock Plan") or the accelerated vesting of awards granted on or before May 1, 1994 under Jefferson's 1985 Incentive Stock Plan (the "1985 Award Plan"). With respect to the 1985 Award Plan: Mr.
     Campbell -- 6,400 units, Mr. McCartney -- 8,000 units, Mr. Nelson -- 400 units, Mr. Pace -- 7,200 units, Mr. Watson -- 1,920 units, and all directors and executive officers as a group -- 28,720 units. With respect to the 1995 Stock Plan: Mr. Campbell -- 16,900 options, Mr.
     McCartney -- 37,600 options, Mr. Nelson -- 14,200 options, Mr. Pace -- 0 options, Mr. Watson -- 10,700 options, and all directors or executive officers as a group -- 87,200 options.

 (2) Excludes 234 shares owned by Mrs. Campbell.

 (3) Excludes 1,600 shares owned by Mrs. Dabney.

 (4) Includes 134,666 shares held by a trust under the Estate of P. H. Faulconer. Mr. Faulconer and Jefferson National Bank are co-trustees of the trust, and Mr. Faulconer has a life interest in a portion of the income from the trust.

 (5) Includes 288,364 shares owned by Amherst Corporation, 31% of the stock of which is beneficially owned by Mr. Glaize and of which Mr. Glaize is President and a director, and 2,671 shares owned by Glaize Development, Inc., 32% of the stock of which is beneficially owned by Mr. Glaize and of which Mr. Glaize is a Vice President and a director.

 (6) Excludes 8,108 shares owned by Mrs. Kessler.

 (7) Excludes 1,500 shares owned by Mrs. McCartney.

 (8) Retired June 30, 1997.

 (9) Includes 21,000 shares held by a revocable trust in which Mr. Rinehart has all beneficial interests and of which Jefferson National is the trustee. Also includes 22,684 shares held by two trusts of which Mr. Rinehart and Jefferson National are co-trustees. Mr. Rinehart has a life interest in one of the two trusts and a residual interest in the other. Excludes 1,133 shares owned by Mrs. Rinehart.

(10) Excludes 1,000 shares owned by Mrs. Watson.

(11) Excludes 13,574 shares held by spouses of directors and executive officers.

                                    EXPERTS

     The consolidated financial statements of Wachovia incorporated by reference from Wachovia's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Jefferson incorporated by reference from Jefferson's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

     The consolidated financial statements of Central Fidelity incorporated by reference from Central Fidelity's Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by KPMG Peat Marwick LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                       VALIDITY OF WACHOVIA COMMON STOCK

     The validity of the shares of Wachovia Common Stock being offered hereby will be passed upon for Wachovia by Kenneth W. McAllister, Executive Vice President and General Counsel.

                                 OTHER MATTERS

     As of the date of this Proxy Statement/Prospectus, the Jefferson Board knows of no matters that will be presented for consideration at the Special Meeting other than as described in this Proxy Statement/Prospectus. However, if any other matter shall come before the Special Meeting or any adjournments or postponements thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by such proxy as to any such matters that fall within the purposes set forth in the Notice of Special Meeting in the discretion of such individuals provided, however, that no proxy which is voted against the proposal to approve the Merger Agreement will be voted in favor of any such adjournment or postponement.

                             SHAREHOLDER PROPOSALS

     If the Merger is not consummated, Jefferson expects to hold its next annual meeting of shareholders on April 28, 1998. Under Commission rules, proposals of Jefferson shareholders intended to be presented at that meeting must have been received by Jefferson at its principal executive offices no later than November 14, 1997, for consideration by Jefferson for possible inclusion in such proxy materials. Any such proposal should meet applicable requirements of the Exchange Act.

                                                                      APPENDIX A

                          AGREEMENT AND PLAN OF MERGER

                            dated as of June 9, 1997

                                 by and between

                              Wachovia Corporation

                                      and

                           Jefferson Bankshares, Inc.

                               TABLE OF CONTENTS

                                                                                                                    PAGE
RECITALS.........................................................................................................      1

                                   ARTICLE I

Certain Definitions..............................................................................................      1
             1.01  CERTAIN DEFINITIONS...........................................................................      1

                                   ARTICLE II

The Merger.......................................................................................................      4
             2.01  THE MERGER....................................................................................      4
             2.02  EFFECTIVE DATE AND EFFECTIVE TIME.............................................................      4
             2.03  PLAN OF MERGER................................................................................      4

                                  ARTICLE III

Consideration; Exchange Procedures...............................................................................      4
             3.01  MERGER CONSIDERATION..........................................................................      4
             3.02  RIGHTS AS STOCKHOLDERS; STOCK TRANSFERS.......................................................      5
             3.03  FRACTIONAL SHARES.............................................................................      5
             3.04  EXCHANGE PROCEDURES...........................................................................      5
             3.05  ANTI-DILUTION PROVISIONS......................................................................      6
             3.06  OPTIONS.......................................................................................      6

                                   ARTICLE IV

Actions Pending Acquisition......................................................................................      6
             4.01  FOREBEARANCES OF JEFFERSON....................................................................      6
             4.02  FOREBEARANCES OF WACHOVIA.....................................................................      8

                                   ARTICLE V

Representations and Warranties...................................................................................      8
             5.01  DISCLOSURE SCHEDULES..........................................................................      8
             5.02  STANDARD......................................................................................      8
             5.03  REPRESENTATIONS AND WARRANTIES OF JEFFERSON...................................................      8
             5.04  REPRESENTATIONS AND WARRANTIES OF WACHOVIA....................................................     14

                                   ARTICLE VI

Covenants........................................................................................................     16
             6.01  REASONABLE BEST EFFORTS.......................................................................     16
             6.02  STOCKHOLDER APPROVALS.........................................................................     16
             6.03  REGISTRATION STATEMENT........................................................................     16
             6.04  PRESS RELEASES................................................................................     17
             6.05  ACCESS; INFORMATION...........................................................................     17
             6.06  ACQUISITION PROPOSALS.........................................................................     18
             6.07  AFFILIATE AGREEMENTS..........................................................................     18
             6.08  TAKEOVER LAWS.................................................................................     18
             6.09  CERTAIN POLICIES..............................................................................     18
             6.10  NYSE LISTING..................................................................................     18
             6.11  REGULATORY APPLICATIONS.......................................................................     18
             6.12  INDEMNIFICATION...............................................................................     19
             6.13  BENEFIT PLANS.................................................................................     20
             6.14  ACCOUNTANTS' LETTERS..........................................................................     20
             6.15  NOTIFICATION OF CERTAIN MATTERS...............................................................     20
             6.16  DIRECTORS.....................................................................................     20
             6.17  DIVIDEND REINVESTMENT AND OTHER STOCK PLANS...................................................     20
             6.18  DIVIDEND COORDINATION.........................................................................     20

                                  ARTICLE VII

Conditions to Consummation of the Merger.........................................................................     21
             7.01  CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER....................................     21
             7.02  CONDITIONS TO OBLIGATION OF JEFFERSON.........................................................     21
             7.03  CONDITIONS TO OBLIGATION OF WACHOVIA..........................................................     22

                                  ARTICLE VIII

Termination......................................................................................................     22
             8.01  TERMINATION...................................................................................     22
             8.02  EFFECT OF TERMINATION AND ABANDONMENT.........................................................     23

                                   ARTICLE IX

Miscellaneous....................................................................................................     23
             9.01  SURVIVAL......................................................................................     23
             9.02  WAIVER; AMENDMENT.............................................................................     23
             9.03  COUNTERPARTS..................................................................................     23
             9.04  GOVERNING LAW.................................................................................     23
             9.05  EXPENSES......................................................................................     23
             9.06  NOTICES.......................................................................................     23
             9.07  ENTIRE UNDERSTANDING; NO THIRD PARTY BENEFICIARIES............................................     25
             9.08  INTERPRETATION; EFFECT........................................................................     25

EXHIBIT A     Form of Stock Option Agreement [See Appendix B]

     AGREEMENT AND PLAN OF MERGER, dated as of June 9, 1997 (this "AGREEMENT") by and between Jefferson Bankshares, Inc. ("JEFFERSON") and Wachovia Corporation ("WACHOVIA").

                                    RECITALS

     A. JEFFERSON BANKSHARES, INC. Jefferson is a Virginia corporation, having its principal place of business in Charlottesville, Virginia.

     B. WACHOVIA CORPORATION. Wachovia is a North Carolina corporation, having its principal place of business in both Winston-Salem, North Carolina and Atlanta, Georgia.

     C. STOCK OPTION AGREEMENT. As an inducement to the willingness of Wachovia to continue to pursue the transactions contemplated by this Agreement, Jefferson expects (but is not obligated) to grant to Wachovia an option pursuant to a stock option agreement, in substantially the form of EXHIBIT A.

     D. INTENTIONS OF THE PARTIES. It is the intention of the parties to this Agreement that the business combination contemplated hereby be treated as a "reorganization" under Section 368 of the Internal Revenue Code of 1986 (the "Code").

     E. BOARD ACTION. The respective Boards of Directors of each of Wachovia and Jefferson have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein.

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

                                   ARTICLE I

                              CERTAIN DEFINITIONS

     1.01 CERTAIN DEFINITIONS. The following terms are used in this Agreement with the meanings set forth below:

     "ACQUISITION PROPOSAL" has the meaning set forth in Section 6.06.

     "AGREEMENT" means this Agreement, as amended or modified from time to time in accordance with Section 9.02.

     "CODE" means the Internal Revenue Code of 1986, as amended.

     "COMPENSATION AND BENEFIT PLANS" has the meaning set forth in Section 5.03(m).

     "CORPORATION COMMISSION" has the meaning set forth in Section 2.01(b).

     "COSTS" has the meaning set forth in Section 6.12(a).

     "DISCLOSURE SCHEDULE" has the meaning set forth in Section 5.01.

     "EFFECTIVE DATE" means the date on which the Effective Time occurs.

     "EFFECTIVE TIME" means the effective time of the Merger, as provided for in
Section 2.02.

     "ENVIRONMENTAL LAWS" means all applicable local, state and federal environmental, health and safety laws and regulations, including, without limitation, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation, and Liability Act, the Clean Water Act, the Federal Clean Air Act, and the Occupational Safety and Health Act, each as amended, regulations promulgated thereunder, and state counterparts.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

     "ERISA AFFILIATE" has the meaning set forth in Section 5.03(m).

     "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     "EXCHANGE AGENT" has the meaning set forth in Section 3.04.

     "EXCHANGE FUND" has the meaning set forth in Section 3.04.

     "EXCHANGE RATIO" has the meaning set forth in Section 3.01.

     "GOVERNMENTAL AUTHORITY" means any court, administrative agency or commission or other federal, state or local governmental authority or instrumentality.

     "INDEMNIFIED PARTY" has the meaning set forth in Section 6.12(a).

     "INSURANCE AMOUNT" has the meaning set forth in Section 6.12(b).

     "INSURANCE POLICY" has the meaning set forth in Section 5.03(t).

     "JEFFERSON" has the meaning set forth in the preamble to this Agreement.

     "JEFFERSON AFFILIATE" has the meaning set forth in Section 6.07(a).

     "JEFFERSON BOARD" means the Board of Directors of Jefferson.

     "JEFFERSON BY-LAWS" means the Amended and Restated By-laws of Jefferson.

     "JEFFERSON CERTIFICATE" means the Amended and Restated Articles of Incorporation of Jefferson.

     "JEFFERSON COMMON STOCK" means the common stock, par value $2.50 per share, of Jefferson.

     "JEFFERSON MEETING" has the meaning set forth in Section 6.02.

     "JEFFERSON PREFERRED STOCK" means the preferred stock, par value $10.00 per share, of Jefferson.

     "JEFFERSON STOCK" means, collectively, Jefferson Common Stock and Jefferson Preferred Stock.

     "JEFFERSON STOCK PLAN" has the meaning set forth in Section 3.06.

     "LIEN" means any charge, mortgage, pledge, security interest, restriction, claim, lien, or encumbrance.

     "MATERIAL ADVERSE EFFECT" means, with respect to Wachovia, Jefferson or the Surviving Corporation, any effect that (i) is material and adverse to the financial position, results of operations or business of Wachovia and its Subsidiaries taken as a whole, Jefferson and its Subsidiaries taken as a whole, or the Surviving Corporation and its Subsidiaries taken as a whole, respectively, or (ii) would materially impair the ability of either Wachovia or Jefferson to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the Merger and the other transactions contemplated by this Agreement; PROVIDED, HOWEVER, that Material Adverse Effect shall not be deemed to include the impact of (a) changes in banking and similar laws of general applicability or interpretations thereof by courts or governmental authorities, (b) changes in generally accepted accounting principles or regulatory accounting requirements applicable to banks and their holding companies generally, (c) any modifications or changes to valuation policies and practices in connection with the Merger or restructuring charges taken in connection with the Merger, in each case in accordance with generally accepted accounting principles, (d) effects of any action taken with the prior written consent of Wachovia and (e) changes in conditions or circumstances that affect the banking industry generally.

     "MERGER" has the meaning set forth in Section 2.01.

     "MERGER CONSIDERATION" has the meaning set forth in Section 2.01.

     "MULTIEMPLOYER PLANS" has the meaning set forth in Section 5.03(m).

     "NASDAQ" means The Nasdaq Stock Market, Inc.'s National Market System.

     "NCBCA" means the North Carolina Business Corporation Act.

     "NEW CERTIFICATE" has the meaning set forth in Section 3.04.

     "NORTH CAROLINA SECRETARY" has the meaning set forth in Section 2.01(b).

     "NYSE" means the New York Stock Exchange, Inc.

     "OLD CERTIFICATE" has the meaning set forth in Section 3.04.

     "PBGC" means the Pension Benefit Guaranty Corporation.

     "PERSON" means any individual, bank, corporation, partnership, association, joint-stock Jefferson, business trust or unincorporated organization.

     "PENSION PLAN" has the meaning set forth in Section 5.03(m).

     "PLANS" has the meaning set forth in Section 5.03(m).

     "PREVIOUSLY DISCLOSED" by a party shall mean information set forth in its Disclosure Schedule.

     "PROXY STATEMENT" has the meaning set forth in Section 6.03.

     "REGISTRATION STATEMENT" has the meaning set forth in Section 6.03.

     "REGULATORY AUTHORITY" has the meaning set forth in Section 5.03(i).

     "REPRESENTATIVES" means, with respect to any Person, such Person's directors, officers, employees, legal or financial advisors or any representatives of such legal or financial advisors.

     "RIGHTS" means, with respect to any Person, securities or obligations convertible into or exercisable or exchangeable for, or giving any person any right to subscribe for or acquire, or any options, calls or commitments relating to, or any stock appreciation right or other instrument the value of which is determined in whole or in part by reference to the market price or value of, shares of capital stock of such person.

     "SEC" means the Securities and Exchange Commission.

     "SEC DOCUMENTS" has the meaning set forth in Section 5.03(g).

     "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

     "STOCK OPTION AGREEMENT" has the meaning set forth in Recital C.

     "SUBSIDIARY" and "SIGNIFICANT SUBSIDIARY" have the meanings ascribed to them in Rule 1-02 of Regulation S-X of the SEC.

     "SURVIVING CORPORATION" has the meaning set forth in Section 2.01.

     "TAKEOVER LAWS" has the meaning set forth in Section 5.03 (o).

     "TAX" and "TAXES" means all federal, state, local or foreign taxes, charges, fees, levies or other assessments, however denominated, including, without limitation, all net income, gross income, gross receipts, gains, sales, use, ad valorem, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unemployment or other taxes, custom duties, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any taxing authority whether arising before, on or after the Effective Date.

     "TAX RETURNS" means any return, amended return or other report (including elections, declarations, disclosures, schedules, estimates and information returns) required to be filed with respect to any Tax.

     "TREASURY STOCK" shall mean shares of Jefferson Stock held by Jefferson or any of its Subsidiaries or by Wachovia or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith.

     "VSCA" means the Virginia Stock Corporation Act.

     "WACHOVIA" has the meaning set forth in the preamble to this Agreement.

     "WACHOVIA AVERAGE STOCK PRICE" has the meaning set forth in Section 3.01.

     "WACHOVIA BOARD" means the Board of Directors of Wachovia.

     "WACHOVIA COMMON STOCK" means the common stock, par value $5.00 per share, of Wachovia.

     "WACHOVIA PREFERRED STOCK" means the preferred stock, par value $5.00 per share, of Wachovia.

     "WACHOVIA STOCK" means, collectively, Wachovia Common Stock and Wachovia Preferred Stock.

                                   ARTICLE II
                                   THE MERGER

     2.01 THE MERGER. (a) At the Effective Time, Jefferson shall merge with and into Wachovia (the "Merger"), the separate corporate existence of Jefferson shall cease and Wachovia shall survive and continue to exist as a North Carolina corporation (Wachovia, as the surviving corporation in the Merger, sometimes being referred to herein as the "SURVIVING CORPORATION"). Wachovia may at any time prior to the Effective Time change the method of effecting the combination with Jefferson (including, without limitation, the provisions of this Article
II) if and to the extent it deems such change to be necessary or appropriate; PROVIDED, however, that no such change shall (i) alter or change the amount or kind of consideration to be issued to holders of Jefferson Stock as provided for in this Agreement (the "MERGER CONSIDERATION"), (ii) adversely affect the tax treatment of Jefferson's stockholders as a result of receiving the Merger Consideration or (iii) materially impede or delay consummation of the transactions contemplated by this Agreement.

     (b) Subject to the satisfaction or waiver of the conditions set forth in
Article VII, the Merger shall become effective upon the occurrence of the filing in the office of the Virginia State Corporation Commission (the "CORPORATION COMMISSION") of articles of merger in accordance with Section 13.1-725 of the VSCA and the filing in the Office of the Secretary of State of the State of North Carolina (the "NORTH CAROLINA SECRETARY") of articles of merger in accordance with Section 55-11-05 of the NCBCA or such later date and time as may be set forth in such articles and the issuance of certificates of merger by the Corporation Commission and the North Carolina Secretary under the VSCA and the NCBCA. The Merger shall have the effects prescribed in the NCBCA and the VSCA.

     (c) ARTICLES OF INCORPORATION AND BY-LAWS. The articles of incorporation and by-laws of Wachovia immediately after the Merger shall be those of Wachovia as in effect immediately prior to the Effective Time.

     (d) DIRECTORS AND OFFICERS OF WACHOVIA. The directors and officers of Wachovia immediately after the Merger shall be the directors and officers of Wachovia (except as provided in Section 6.16) immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified.

     2.02 EFFECTIVE DATE AND EFFECTIVE TIME. Subject to the satisfaction or waiver of the conditions set forth in Article VII, the parties shall cause the effective date of the Merger (the "Effective Date") to occur on (i) the fifth business day to occur after the last of the conditions set forth in Article VII shall have been satisfied or waived in accordance with the terms of this Agreement (or, at the election of Wachovia, on the last business day of the month in which such day occurs) or (ii) such other date to which the parties may agree in writing. The time on the Effective Date when the Merger shall become effective is referred to as the "EFFECTIVE TIME."

     2.03 PLAN OF MERGER. At the request of Wachovia, Wachovia and Jefferson shall enter into a separate plan of merger reflecting the terms hereof for purposes of any filing requirement.

                                  ARTICLE III
                       CONSIDERATION; EXCHANGE PROCEDURES

     3.01 MERGER CONSIDERATION. Subject to the provisions of this Agreement, at the Effective Time, automatically by virtue of the Merger and without any action on the part of any Person:

          (a) OUTSTANDING JEFFERSON COMMON STOCK. Each share, excluding Treasury Stock, of Jefferson Common Stock, issued and outstanding immediately prior to the Effective Time shall become and be converted into 0.625 shares of Wachovia Common Stock (the "EXCHANGE RATIO"). The Exchange Ratio shall be subject to adjustment as set forth in Section 3.05.

          (b) OUTSTANDING WACHOVIA STOCK. Each share of Wachovia Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Merger.

          (c) TREASURY SHARES. Each share of Jefferson Stock held as Treasury Stock immediately prior to the Effective Time shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.02 RIGHTS AS STOCKHOLDERS; STOCK TRANSFERS. At the Effective Time, holders of Jefferson Stock shall cease to be, and shall have no rights as, stockholders of Jefferson, other than to receive any dividend or other distribution with respect to such Jefferson Stock with a record date occurring prior to the Effective Time and the consideration provided under this Article
III. After the Effective Time, there shall be no transfers on the stock transfer books of Jefferson or the Surviving Corporation of shares of Jefferson Stock.

     3.03 FRACTIONAL SHARES. Notwithstanding any other provision hereof, no fractional shares of Wachovia Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Wachovia shall pay to each holder of Jefferson Common Stock who would otherwise be entitled to a fractional share of Wachovia Common Stock (after taking into account all Old Certificates delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average of the last sale prices of Wachovia Common Stock, as reported by the NYSE Composite Transactions Reporting System (as reported in THE WALL STREET JOURNAL or, if not reported therein, in another authoritative source), for the five NYSE trading days immediately preceding the Effective Date.

     3.04 EXCHANGE PROCEDURES. (a) At or prior to the Effective Time, Wachovia shall deposit, or shall cause to be deposited, with Wachovia Bank, N.A. (in such capacity, the "EXCHANGE AGENT"), for the benefit of the holders of certificates formerly representing shares of Jefferson Common Stock ("OLD CERTIFICATES"), for exchange in accordance with this Article III, certificates representing the shares of Wachovia Common Stock ("NEW CERTIFICATES") and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with a record date occurring after the Effective Date with respect thereto (without any interest on any such cash, dividends or distributions), being hereinafter referred to as the "EXCHANGE FUND") to be paid pursuant to this Article III in exchange for outstanding shares of Jefferson Common Stock.

     (b) As promptly as practicable after the Effective Date, Wachovia shall send or cause to be sent to each former holder of record of shares of Jefferson Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such stockholder's Old Certificates for the consideration set forth in this Article III. Wachovia shall cause the New Certificates into which shares of a stockholder's Jefferson Common Stock are converted on the Effective Date and/or any check in respect of any fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such stockholder upon delivery to the Exchange Agent of Old Certificates representing such shares of Jefferson Common Stock (or indemnity reasonably satisfactory to Wachovia and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such stockholder. No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions which any such person shall be entitled to receive pursuant to this Article III upon such delivery.

     (c) Notwithstanding the foregoing, neither the Exchange Agent nor any party hereto shall be liable to any former holder of Jefferson Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

     (d) At the election of Wachovia, no dividends or other distributions with respect to Wachovia Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Jefferson Common Stock converted in the Merger into the right to receive shares of such Wachovia Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor in accordance with the procedures set forth in this Section 3.04, and no such shares of Jefferson Common Stock shall be eligible to vote until the holder of Old Certificates is entitled to receive New Certificates in accordance with the procedures set forth in this Section 3.04. After becoming so entitled in accordance with this Section 3.04, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Wachovia Common Stock such holder had the right to receive upon surrender of the Old Certificate.

     (e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Jefferson for twelve months after the Effective Time shall be paid to Wachovia. Any stockholders of Jefferson who have not theretofore complied with this Article III shall thereafter look only to Wachovia for payment of the shares of Wachovia Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on Wachovia Common Stock deliverable in respect of each share of Jefferson Common Stock such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon and Wachovia shall make such payment.

     3.05 ANTI-DILUTION PROVISIONS. In the event Wachovia changes (or establishes a record date for changing) the number of shares of Wachovia Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Wachovia Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted.

     3.06 OPTIONS. At the Effective Time, each outstanding option to purchase shares of Jefferson Common Stock under the Jefferson 1995 Long Term Incentive Stock Plan (each, a "JEFFERSON STOCK OPTION"), whether vested or unvested, shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Jefferson Stock Option, the number of shares of Wachovia Common Stock equal to (a) the number of shares of Jefferson Common Stock subject to the Jefferson Stock Option, multiplied by (b) the Exchange Ratio (such product rounded down to the nearest whole number) (a "REPLACEMENT OPTION"), at an exercise price per share (rounded up to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of Jefferson Common Stock which were purchasable pursuant to such Jefferson Stock Option divided by (z) the number of full shares of Wachovia Common Stock subject to such Replacement Option in accordance with the foregoing. Notwithstanding the foregoing, each Jefferson Stock Option which is intended to be an "incentive stock option" (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code. At or prior to the Effective Time, Jefferson shall take all action necessary including obtaining any necessary consents from Optionees, to permit the replacement of the outstanding Jefferson Stock Options by Wachovia pursuant to this Section and to permit Wachovia to assume (to the extent described below) the Jefferson 1995 Long Term Incentive Stock Plan. Jefferson shall further take all action necessary to amend the Jefferson 1995 Long Term Incentive Stock Plan to eliminate automatic grants or awards thereunder following the Effective Time. At the Effective Time, Wachovia shall assume the Jefferson 1995 Long Term Incentive Stock Plan; provided, that such assumption shall be only in respect of the Replacement Options and that Wachovia shall have no obligation with respect to any awards under the Jefferson 1995 Long Term Incentive Stock Plan other than the Replacement Options and shall have no obligation to make any additional grants or awards under such assumed plans.

                                   ARTICLE IV
                          ACTIONS PENDING ACQUISITION

     4.01 FOREBEARANCES OF JEFFERSON. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Wachovia, Jefferson will not, and will cause each of its Subsidiaries not to:

          (a) ORDINARY COURSE. Conduct the business of Jefferson and its Subsidiaries other than in the ordinary and usual course or fail to use reasonable efforts to preserve intact their business organizations and assets and maintain their rights, franchises and existing relations with customers, suppliers, employees and business associates, or take any action reasonably likely to have an adverse affect upon Jefferson's ability to perform any of its material obligations under this Agreement.

          (b) CAPITAL STOCK. Other than (i) pursuant to Rights Previously Disclosed and outstanding on the date hereof, (ii) "open market purchase" sales without any discount under the Jefferson Dividend Reinvestment Plan and the Jefferson Employee Stock Purchase Plan and (iii) pursuant to the Jefferson Deferred Compensation and Stock Purchase Plan for Non-Employee Directors, (A) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional shares of Jefferson Stock or any Rights, (B) enter into any agreement with respect to the foregoing, or (C) permit any additional shares of Jefferson Stock to become subject to new grants of employee or director stock options, other Rights or similar stock-based employee rights.

          (c) DIVIDENDS, ETC. (a) Make, declare, pay or set aside for payment any dividend (other than (A) quarterly cash dividends on Jefferson Stock in an amount not to exceed $0.25 per share (the "Permitted Dividend Amount") with record and payment dates consistent with past practice and (B) dividends from wholly owned Subsidiaries to Jefferson or another wholly owned Subsidiary of Jefferson) on or in respect of, or declare or make any distribution on any shares of Jefferson Stock or (b) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its capital stock; PROVIDED, HOWEVER, if Wachovia shall increase its regular quarterly dividend to an amount in excess of $0.40 per share, then the Permitted Amount may be increased by Jefferson at its option for all future dividends in an amount proportionate to the increase in the Wachovia dividend.

          (d) COMPENSATION; EMPLOYMENT AGREEMENTS; ETC. Enter into or amend or renew any employment, consulting, severance or similar agreements or arrangements with any director, officer or employee of Jefferson or its Subsidiaries, or grant any salary or wage increase or increase any employee benefit (including incentive or bonus payments), except (i) for normal individual increases in compensation to employees in the ordinary course of business consistent with past practice, (ii) for other changes that are required by applicable law, (iii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof, or (iv) for grants of awards to newly hired employees consistent with past practice.

          (e) BENEFIT PLANS. Enter into, establish, adopt or amend (except (i) as may be required by applicable law or (ii) to satisfy Previously Disclosed contractual obligations existing as of the date hereof) any pension, retirement, stock option, stock purchase, savings, profit sharing, deferred compensation, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement (or similar arrangement) related thereto, in respect of any director, officer or employee of Jefferson or its Subsidiaries, or take any action to accelerate the vesting or exercisability of stock options, restricted stock or other compensation or benefits payable thereunder.

          (f) DISPOSITIONS. Except as Previously Disclosed, sell, transfer, mortgage, encumber or otherwise dispose of or discontinue any of its assets, deposits, business or properties except in the ordinary course of business and in a transaction that is not material to it and its Subsidiaries taken as a whole.

          (g) ACQUISITIONS. Except as Previously Disclosed, acquire (other than by way of foreclosures or acquisitions of control in a bona fide fiduciary capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary and usual course of business consistent with past practice) all or any portion of, the assets, business, deposits or properties of any other entity except in the ordinary course of business and in a transaction that is not material to it and its Subsidiaries taken as a whole.

          (h) GOVERNING DOCUMENTS. Amend the Jefferson Certificate, Jefferson By-laws or the certificate of incorporation or by-laws (or similar governing documents) of any of Jefferson's Subsidiaries.

          (i) ACCOUNTING METHODS. Implement or adopt any change in its accounting principles, practices or methods, other than as may be required by generally accepted accounting principles.

          (j) CONTRACTS. Except in the ordinary course of business consistent with past practice, enter into or terminate any material contract (as defined in Section 5.03(k)) or amend or modify in any material respect any of its existing material contracts.

          (k) CLAIMS. Except in the ordinary course of business consistent with past practice, settle any claim, action or proceeding, except for any claim, action or proceeding involving solely money damages in an amount, individually or in the aggregate for all such settlements, that is not material to Jefferson and its Subsidiaries, taken as a whole.

          (l) ADVERSE ACTIONS. (a) Take any action reasonably likely to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (b) knowingly take any action that is intended or is reasonably likely to result in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (ii) any of the conditions to the Merger set forth in
     Article VII not being satisfied or (iii) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law or regulation.

          (m) RISK MANAGEMENT. Except as required by applicable law or regulation, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices; (ii) fail to follow its existing policies or practices with respect to managing its exposure to interest rate and other risk; or (iii) fail to use commercially reasonable means to avoid any material increase in its aggregate exposure to interest rate risk.

          (n) INDEBTEDNESS. Incur any indebtedness for borrowed money other than in the ordinary course of business.

          (o) COMMITMENTS. Agree or commit to do any of the foregoing.

     4.02 FOREBEARANCES OF WACHOVIA. From the date hereof until the Effective Time, except as expressly contemplated by this Agreement, without the prior written consent of Jefferson, Wachovia will not, and will cause each of its Subsidiaries not to:

          (a) EXTRAORDINARY DIVIDENDS. Make, declare, pay or set aside for payment any extraordinary dividend.

          (b) ADVERSE ACTIONS. (i) Take any action which would materially adversely affect its ability to consummate the Merger; (ii) take any action reasonably likely to prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368 of the Code; or (iii) knowingly take any action that is intended or is reasonably likely to result in (A) any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time at or prior to the Effective Time, (B) any of the conditions to the Merger set forth in Article VII not being satisfied; or (C) a material violation of any provision of this Agreement except, in each case, as may be required by applicable law.

                                   ARTICLE V
                         REPRESENTATIONS AND WARRANTIES

     5.01 DISCLOSURE SCHEDULES. On or prior to the date hereof, Wachovia has delivered to Jefferson a schedule and Jefferson has delivered to Wachovia a schedule (respectively, its "DISCLOSURE SCHEDULE") setting forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in
Section 5.03 or 5.04 or to one or more of its covenants contained in Article IV; provided, that (a) no such item is required to be set forth in a Disclosure Schedule as an exception to a representation or warranty if its absence would not be reasonably likely to result in the related representation or warranty being deemed untrue or incorrect under the standard established by Section 5.02, and (b) the mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect.

     5.02 STANDARD. No representation or warranty of Jefferson or Wachovia contained in Section 5.03 or 5.04 shall be deemed untrue or incorrect, and no party hereto shall be deemed to have breached a representation or warranty, as a consequence of the existence of any fact, event or circumstance unless such fact, circumstance or event, individually or taken together with all other facts, events or circumstances inconsistent with any representation or warranty contained in Section 5.03 or 5.04 has had or is reasonably likely to have a Material Adverse Effect.

     5.03 REPRESENTATIONS AND WARRANTIES OF JEFFERSON. Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Jefferson hereby represents and warrants to Wachovia:

          (a) ORGANIZATION, STANDING AND AUTHORITY. Jefferson is a corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Virginia. Jefferson is duly qualified to do business and is in good standing in the states of the United States and any foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified.

          (b) JEFFERSON STOCK. As of the date hereof, the authorized capital stock of Jefferson consists solely of (i) 32,000,000 shares of Jefferson Common Stock, of which 13,954,843 shares were outstanding as of the date hereof and (ii) 1,000,000 shares of Jefferson Preferred Stock, of which no shares were outstanding as of the date hereof. As of the date hereof, no shares of Jefferson Common Stock and no shares of Jefferson Preferred Stock were held in treasury by Jefferson or otherwise owned by Jefferson or its Subsidiaries ("TREASURY STOCK"). The outstanding shares of Jefferson Stock have been duly authorized and are validly issued and outstanding, fully paid and nonassessable, and subject to no preemptive rights (and were not issued in violation of any preemptive rights). As of the date hereof, except as Previously Disclosed in its Disclosure Schedule, there are no shares of Jefferson Stock authorized and reserved for issuance, Jefferson does not have any Rights issued or outstanding with respect to Jefferson Stock, and Jefferson does not have any commitment to authorize, issue or sell any Jefferson Stock or Rights, except pursuant to this Agreement and the Stock Option Agreement. The number of shares of Jefferson Common Stock which are issuable and reserved for issuance upon exercise of Jefferson Stock Options as of the date hereof are Previously Disclosed in Jefferson's Disclosure Schedule.

          (c) SUBSIDIARIES. (i)(A) Jefferson has Previously Disclosed a list of all of its Subsidiaries together with the jurisdiction of organization of each such Subsidiary, (B) except as Previously Disclosed, it owns, directly or indirectly, all the issued and outstanding equity securities of each of its Subsidiaries, (C) no equity securities of any of its Subsidiaries are or may become required to be issued (other than to it or its wholly-owned Subsidiaries) by reason of any Right or otherwise, (D) there are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any equity securities of any such Subsidiaries (other than to it or its wholly-owned Subsidiaries), (E) there are no contracts, commitments, understandings, or arrangements relating to its rights to vote or to dispose of such securities and (F) all the equity securities of each Subsidiary held by Jefferson or its Subsidiaries are fully paid and nonassessable (except pursuant to 12 U.S.C. (section mark)55) and are owned by Jefferson or its Subsidiaries free and clear of any Liens.

          (ii) Jefferson does not own beneficially, directly or indirectly, any equity securities or similar interests of any Person, or any interest in a partnership or joint venture of any kind, other than its Subsidiaries.

          (iii) Each of Jefferson's Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified.

          (d) CORPORATE POWER. Jefferson and each of its Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Jefferson has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and the Stock Option Agreement and to consummate the transactions contemplated hereby and thereby.

          (e) CORPORATE AUTHORITY. Subject in the case of this Agreement to receipt of the requisite approval of the agreement of merger set forth in this Agreement by the holders of more than two-thirds of the outstanding shares of Jefferson Common Stock entitled to vote thereon (which is the only shareholder vote required thereon), this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby have been authorized by all necessary corporate action of Jefferson and the Jefferson Board prior to the date hereof. This Agreement is a valid and legally binding obligation of Jefferson, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles). The Jefferson Board of Directors has received the written opinion of Goldman, Sachs & Co. to the effect that as of the date hereof the Exchange Ratio is fair to the holders of Jefferson Common Stock.

          (f) REGULATORY FILINGS; NO DEFAULTS. (i) No consents or approvals of, or filings or registrations with, any Governmental Authority or with any third party are required to be made or obtained by Jefferson or any of its Subsidiaries in connection with the execution, delivery or performance by Jefferson of this Agreement or the Stock Option Agreement or to consummate the Merger except for (A) the filing of a notice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "HSR ACT"), (B) filings of applications or notices with federal and Virginia banking authorities, (C) filings with the SEC and state securities authorities, and
     (D) the filing of articles of merger with the North Carolina Secretary pursuant to the NCBCA and the Corporation Commission pursuant to the VSCA. As of the date hereof, Jefferson is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

          (ii) Subject to receipt of the regulatory approvals referred to in the preceding paragraph, and expiration of related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the Stock Option Agreement and the consummation of the transactions contemplated hereby and thereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Jefferson or of any of its Subsidiaries or to which Jefferson or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the Jefferson Certificate or the Jefferson By-Laws, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

          (g) FINANCIAL REPORTS AND SEC DOCUMENTS; NO MATERIAL ADVERSE EFFECT.
     (i) Jefferson's Annual Reports on Form 10-K for the fiscal years ended December 31, 1994, 1995 and 1996, and all other reports, registration statements, definitive proxy statements or information statements filed or to be filed by it or any of its Subsidiaries subsequent to December 31, 1994 under the Securities Act, or under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, in the form filed or to be filed (collectively, Jefferson's "SEC DOCUMENTS") with the SEC, as of the date filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Jefferson and its Subsidiaries as of its date, and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of Jefferson and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

          (ii) Since December 31, 1996, Jefferson and its Subsidiaries have not incurred any liability other than in the ordinary course of business consistent with past practice.

          (iii) Since December 31, 1996, (A) Jefferson and its Subsidiaries have conducted their respective businesses in the ordinary and usual course consistent with past practice (excluding the incurrence of expenses related to this Agreement and the transactions contemplated hereby) and (B) no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.03 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Jefferson.

     (h) LITIGATION. No litigation, claim or other proceeding before any court or governmental agency is pending against Jefferson or any of its Subsidiaries and, to Jefferson's knowledge, no such litigation, claim or other proceeding has been threatened.

     (i) REGULATORY MATTERS. (i) Neither Jefferson nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from, any federal or state governmental agency or authority charged with the supervision or regulation of financial institutions or issuers of securities or engaged in the insurance of deposits (including, without limitation, the Office of the Comptroller of the Currency, the Federal Reserve Board and the FDIC) or the supervision or regulation of it or any of its Subsidiaries (collectively, the "REGULATORY AUTHORITIES").

     (ii) Neither it nor any of its Subsidiaries has been advised by any Regulatory Authority that such Regulatory Authority is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

     (j) COMPLIANCE WITH LAWS. Jefferson and each of its Subsidiaries:

          (i) is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices;

          (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to own or lease their properties and to conduct their businesses as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to Jefferson's knowledge, no suspension or cancellation of any of them is threatened; and

          (iii) has received, since December 31, 1996, no notification or communication from any Governmental Authority (A) asserting that Jefferson or any of its Subsidiaries is not in compliance with any of the statutes, regulations, or ordinances which such Governmental Authority enforces or
     (B) threatening to revoke any license, franchise, permit, or governmental authorization (nor, to Jefferson's knowledge, do any grounds for any of the foregoing exist).

     (k) MATERIAL CONTRACTS; DEFAULTS. Except for those agreements and other documents filed as exhibits to its SEC Documents, neither it nor any of its Subsidiaries is a party to, bound by or subject to any agreement, contract, arrangement, commitment or understanding (whether written or oral) (i) that is a "material contract" within the meaning of Item 601(b)(10) of the SEC's Regulation S-K or (ii) that materially restricts the conduct of business by it or any of its Subsidiaries. Neither it nor any of its Subsidiaries is in default under any contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its respective assets, business, or operations may be bound or affected, or under which it or its respective assets, business, or operations receives benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

     (l) NO BROKERS. No action has been taken by Jefferson that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a Previously Disclosed fee to be paid to Goldman, Sachs & Co.

     (m) EMPLOYEE BENEFIT PLANS. (i) Section 5.03(m)(i) of Jefferson's Disclosure Schedule contains a complete and accurate list of all existing bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, severance, welfare and fringe benefit plans, employment or severance agreements and all similar practices, policies and arrangements in which any employee or former employee (the "EMPLOYEES"), consultant or former consultant (the "CONSULTANTS") or director or former director (the "DIRECTORS") of Jefferson or any of its Subsidiaries participates or to which any such Employees, Consultants or Directors are a party (the "COMPENSATION AND BENEFIT PLANS"). Neither Jefferson nor any of its Subsidiaries has any commitment to create any additional Compensation and Benefit Plan or to modify or change any existing Compensation and Benefit Plan.

     (ii) Each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, and any regulations or rules promulgated thereunder, and all filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act or any other applicable law have been timely made. Each Compensation and Benefit Plan which is an "employee pension benefit plan" within the meaning of Section 3(2) of ERISA (a "PENSION PLAN") and which is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter (including a determination that the related trust under such Compensation and Benefit Plan is exempt from tax under Section 501(a) of the Code) from the Internal Revenue Service ("IRS") for "TRA" (as defined in Rev. Proc. 93-39), or will file for such determination letter prior to the expiration of the remedial amendment period for such Compensation and Benefit Plan, and Jefferson is not aware of any circumstances likely to result in revocation of any such favorable determination letter. There is no material pending or, to the knowledge of Jefferson, threatened legal action, suit or claim relating to the Compensation and Benefit Plans, other than routine claims for benefits. Neither Jefferson nor any of its Subsidiaries has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject Jefferson or any of its Subsidiaries to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof.

     (iii) No liability (other than for payment of premiums to the PBGC which have been made or will be made on a timely basis) under Title IV of ERISA has been or is expected to be incurred by Jefferson or any of its Subsidiaries with respect to any ongoing, frozen or terminated "single-employer plan", within the meaning of

Section 4001(a)(15) of ERISA, currently or formerly maintained by any of them, or any single-employer plan of any entity (an "ERISA AFFILIATE") which is considered one employer with Jefferson under Section 4001(a)(14) of ERISA or
Section 414(b) or (c) of the Code (an "ERISA AFFILIATE PLAN"). None of Jefferson, any of its Subsidiaries or any ERISA Affiliate has contributed, or has been obligated to contribute, to a multiemployer plan under Subtitle E of Title IV of ERISA at any time since September 26, 1980. No notice of a "reportable event", within the meaning of Section 4043 of ERISA for which the 30-day reporting requirement has not been waived, has been required to be filed for any Compensation and Benefit Plan or by any ERISA Affiliate Plan within the 12-month period ending on the date hereof, and to the knowledge of Jefferson no such notice will be required to be filed as a result of the transactions contemplated by this Agreement. The PBGC has not instituted proceedings to terminate any Pension Plan or ERISA Affiliate Plan and, to Jefferson's knowledge, no condition exists that presents a material risk that such proceedings will be instituted. To the knowledge of Jefferson, there is no pending investigation or enforcement action by the PBGC, the Department of Labor (the "DOL") or IRS or any other governmental agency with respect to any Compensation and Benefit Plan. Under each Pension Plan and ERISA Affiliate Plan, as of the date of the most recent actuarial valuation performed prior to the date of this Agreement, the actuarially determined present value of all "benefit liabilities", within the meaning of Section 4001(a)(16) of ERISA (as determined on the basis of the actuarial assumptions contained in such actuarial valuation of such Pension Plan or ERISA Affiliate Plan), did not exceed the then current value of the assets of such Pension Plan or ERISA Affiliate Plan and since such date there has been neither an adverse change in the financial condition of such Pension Plan or ERISA Affiliate Plan nor any amendment or other change to such Pension Plan or ERISA Affiliate Plan that would increase the amount of benefits thereunder which reasonably could be expected to change such result.

     (iv) All contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements under any collective bargaining agreement to which Jefferson or any of its Subsidiaries is a party have been timely made or have been reflected on Jefferson's financial statements. Neither any Pension Plan nor any ERISA Affiliate Plan has an "accumulated funding deficiency" (whether or not waived) within the meaning of Section 412 of the Code or Section 302 of ERISA and all required payments to the PBGC with respect to each Pension Plan or ERISA Affiliate Plan have been made on or before their due dates. None of Jefferson, any of its Subsidiaries or any ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Pension Plan or to any ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, and
(y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a lien under
Section 412(n) of the Code or pursuant to ERISA.

     (v) Neither Jefferson nor any of its Subsidiaries has any obligations to provide retiree health and life insurance or other retiree death benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code, and each such Compensation and Benefit Plan may be amended or terminated without incurring liability thereunder. There has been no communication to Employees by Jefferson or any of its Subsidiaries that would reasonably be expected to promise or guarantee such Employees retiree health or life insurance or other retiree death benefits on a permanent basis.

     (vi) With respect to each Compensation and Benefit Plan, if applicable, Jefferson has provided, or made available to Wachovia, true and complete copies of existing: (A) Compensation and Benefit Plan documents and amendments thereto;
(B) trust instruments and insurance contracts; (C) two most recent Forms 5500 filed with the IRS; (D) most recent actuarial report and financial statement;
(E) the most recent summary plan description; (F) forms filed with the PBGC (other than for premium payments); (G) most recent determination letter issued by the IRS; (H) any Form 5310 or Form 5330 filed with the IRS; and (I) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

     (vii) The consummation of the transactions contemplated by this Agreement would not, directly or indirectly (including, without limitation, as a result of any termination of employment prior to or following the Effective Time) reasonably be expected to (A) entitle any Employee, Consultant or Director to any payment (including severance pay or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

     (viii) Neither Jefferson nor any of its Subsidiaries maintains any compensation plans, programs or arrangements the payments under which would not reasonably be expected to be deductible as a result of the limitations under
Section 162(m) of the Code and the regulations issued thereunder.

     (ix) As a result, directly or indirectly, of the transactions contemplated by this Agreement (including, without limitation, as a result of any termination of employment prior to or following the Effective Time), none of Wachovia, Jefferson or the Surviving Corporation, or any of their respective Subsidiaries will be obligated to make a payment that would be characterized as an "excess parachute payment" to an individual who is a "disqualified individual" (as such terms are defined in Section 280G of the Code), without regard to whether such payment is reasonable compensation for personal services performed or to be performed in the future.

     (n) LABOR MATTERS. Neither Jefferson nor any of its Subsidiaries is a party to or is bound by any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization, nor is Jefferson or any of its Subsidiaries the subject of a proceeding asserting that it or any such Subsidiary has committed an unfair labor practice (within the meaning of the National Labor Relations Act) or seeking to compel Jefferson or any such Subsidiary to bargain with any labor organization as to wages or conditions of employment, nor is there any strike or other labor dispute involving it or any of its Subsidiaries pending or, to Jefferson's knowledge, threatened, nor is Jefferson aware of any activity involving its or any of its Subsidiaries' employees seeking to certify a collective bargaining unit or engaging in other organizational activity.

     (o) TAKEOVER LAWS; DISSENTERS RIGHTS. Jefferson has taken all action required to be taken by it in order to exempt this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby from, and this Agreement, the Stock Option Agreement and the transactions contemplated hereby and thereby are exempt from, the requirements of any "moratorium", "control share", "fair price" "affiliate transaction", "business combination" or other antitakeover laws and regulations of any state (collectively, "Takeover Laws"), including, without limitation, the Commonwealth of Virginia, and including, without limitation, Sections 13.1-725 through 13.1-728 of the VSCA (because a majority of Jefferson's disinterested directors approved such transactions for such purposes prior to any "determination date" with respect to Wachovia) and Sections 13.1-728.1 through 13.1-728.9 of the VSCA. Holders of Jefferson Common Stock do not have dissenters rights in connection with the Merger.

     (p) ENVIRONMENTAL MATTERS. To the knowledge of Jefferson and its Subsidiaries, neither the conduct nor operation of Jefferson or its Subsidiaries nor any condition of any property presently or previously owned, leased or operated by any of them (including, without limitation, in a fiduciary or agency capacity), or on which any of them holds a Lien, violates or violated Environmental Laws and no condition has existed or event has occurred with respect to any of them or any such property that, with notice or the passage of time, or both, is reasonably likely to result in liability under Environmental Laws. Neither Jefferson nor any of its Subsidiaries has received any notice from any person or entity that Jefferson or its Subsidiaries or the operation or condition of any property ever owned, leased, operated, or held as collateral or in a fiduciary capacity by any of them are or were in violation of or otherwise are alleged to have liability under any Environmental Law, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any pollutants, contaminants, or hazardous or toxic wastes, substances or materials at, on, beneath, or originating from any such property.

     (q) TAX MATTERS. All Tax Returns that are required to be filed by or with respect to Jefferson and its Subsidiaries have been duly filed, (ii) all Taxes shown to be due on the Tax Returns referred to in clause (i) have been paid in full, (iii) the Tax Returns referred to in clause (i) have been examined by the Internal Revenue Service or the appropriate state, local or foreign taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (iv) all deficiencies asserted or assessments made as a result of such examinations have been paid in full, (v) no issues that have been raised by the relevant taxing authority in connection with the examination of any of the Tax Returns referred to in clause (i) are currently pending, and (vi) no waivers of statutes of limitation have been given by or requested with respect to any Taxes of Jefferson or its Subsidiaries. Jefferson has made available to Wachovia true and correct copies of the United States federal income Tax Returns filed by Jefferson and its Subsidiaries for each of the three most recent fiscal years ended on or before December 31, 1995. Neither Jefferson nor any of its Subsidiaries has any liability with respect to income, franchise or similar Taxes that accrued on or before the end of the most recent period covered by Jefferson's SEC Documents filed on or prior to the date hereof in excess of the amounts accrued with respect thereto that are reflected in the financial statements included in Jefferson's SEC Documents filed prior to the date hereof. Neither Jefferson nor any of its Subsidiaries has any reason to believe that any conditions exist that might prevent or impede the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

     (r) RISK MANAGEMENT INSTRUMENTS. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for Jefferson's own account, or for the account of one or more of Jefferson's Subsidiaries or their customers (all of which are listed on Jefferson's Disclosure Schedule), were entered into
(i) in accordance with prudent business practices and all applicable laws, rules, regulations and regulatory policies and (ii) with counterparties believed to be financially responsible at the time; and each of them constitutes the valid and legally binding obligation of Jefferson or one of its Subsidiaries, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and are in full force and effect. Neither Jefferson nor its Subsidiaries, nor to Jefferson's knowledge any other party thereto, is in breach of any of its obligations under any such agreement or arrangement.

     (s) BOOKS AND RECORDS. The books and records of Jefferson and its Subsidiaries have been fully, properly and accurately maintained in all material respects, and there are no material inaccuracies or discrepancies of any kind contained or reflected therein, and they fairly present the financial position of Jefferson and its Subsidiaries.

     (t) INSURANCE. Jefferson's Disclosure Schedule sets forth all of the insurance policies, binders, or bonds maintained by Jefferson or its Subsidiaries ("INSURANCE POLICIES"). Jefferson and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Jefferson reasonably has determined to be prudent in accordance with industry practices. All the Insurance Policies are in full force and effect; Jefferson and its Subsidiaries are not in material default thereunder; and all claims thereunder have been filed in due and timely fashion.

     (u) DISCLOSURE. The representations and warranties contained in this
Section 5.03 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.03 not misleading.

     5.04 REPRESENTATIONS AND WARRANTIES OF WACHOVIA. Subject to Sections 5.01 and 5.02 and except as Previously Disclosed in a paragraph of its Disclosure Schedule corresponding to the relevant paragraph below, Wachovia hereby represents and warrants to Jefferson as follows:

          (a) ORGANIZATION, STANDING AND AUTHORITY. Wachovia is duly organized, validly existing and in good standing under the laws of the State of North Carolina. Wachovia is duly qualified to do business and is in good standing in the states of the United States and foreign jurisdictions where its ownership or leasing of property or assets or the conduct of its business requires it to be so qualified. Wachovia has in effect all federal, state, local, and foreign governmental authorizations necessary for it to own or lease its properties and assets and to carry on its business as it is now conducted.

          (b) WACHOVIA STOCK. (i) As of the date hereof, the authorized capital stock of Wachovia consists solely of 500,000,000 shares of Wachovia Common Stock, of which 159,802,330 shares were outstanding as of the date hereof and 50,000,000 shares of Wachovia Preferred Stock, of which no shares were outstanding as of the date hereof. As of the date hereof, except as set forth in its Disclosure Schedule, Wachovia does not have any Rights issued or outstanding with respect to Wachovia Stock, and Wachovia does not have any commitment to authorize, issue or sell any Wachovia Stock or Rights, except pursuant to this Agreement.

          (ii) The shares of Wachovia Common Stock to be issued in exchange for shares of Jefferson Common Stock in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and nonassessable.

          (c) SUBSIDIARIES. Each of Wachovia's Significant Subsidiaries has been duly organized and is validly existing in good standing under the laws of the jurisdiction of its organization, and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified and it owns, directly or indirectly, all the issued and outstanding equity securities of each of its Significant Subsidiaries.

          (d) CORPORATE POWER. Wachovia and each of its Significant Subsidiaries has the corporate power and authority to carry on its business as it is now being conducted and to own all its properties and assets; and Wachovia has the corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

          (e) CORPORATE AUTHORITY. This Agreement and the transactions contemplated hereby have been authorized by all necessary corporate action of Wachovia and its Board of Directors and does not require any vote of stockholders. This Agreement is a valid and legally binding agreement of Wachovia enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles).

          (f) REGULATORY APPROVALS; NO DEFAULTS. No consents or approvals of, or filings or registrations with, any court, administrative agency or commission or other governmental authority or instrumentality or with any third party are required to be made or obtained by Wachovia or any of its Subsidiaries in connection with the execution, delivery or performance by Wachovia of this Agreement or to consummate the Merger except for (A) the filing of applications and notices, as applicable, with the federal and state banking authorities; (B) approval of the listing on the NYSE of Wachovia Common Stock to be issued in the Merger; (C) the filing and declaration of effectiveness of the Registration Statement; (D) the filing of articles of merger with the North Carolina Secretary pursuant to the NCBCA and the Corporation Commission pursuant to the VSCA; (E) such filings as are required to be made or approvals as are required to be obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of Wachovia Stock in the Merger; and (F) receipt of the approvals set forth in Section 7.01(b). As of the date hereof, Wachovia is not aware of any reason why the approvals set forth in Section 7.01(b) will not be received without the imposition of a condition, restriction or requirement of the type described in Section 7.01(b).

          (ii) Subject to receipt of the regulatory approvals referred to in the preceding paragraph and expiration of the related waiting periods, and required filings under federal and state securities laws, the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (A) constitute a breach or violation of, or a default under, or give rise to any Lien, any acceleration of remedies or any right of termination under, any law, rule or regulation or any judgment, decree, order, governmental permit or license, or agreement, indenture or instrument of Wachovia or of any of its Subsidiaries or to which Wachovia or any of its Subsidiaries or properties is subject or bound, (B) constitute a breach or violation of, or a default under, the certificate of incorporation or by-laws (or similar governing documents) of Wachovia or any of its Subsidiaries, or (C) require any consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

          (g) FINANCIAL REPORTS AND SEC DOCUMENTS; MATERIAL ADVERSE EFFECT. (i) Wachovia's SEC Documents, as of the date filed, (A) complied or will comply in all material respects as to form with the applicable requirements under the Securities Act or the Exchange Act, as the case may be, and (B) did not and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each of the balance sheets contained in or incorporated by reference into any such SEC Document (including the related notes and schedules thereto) fairly presents, or will fairly present, the financial position of Wachovia and its Subsidiaries as of its date, and each of the statements of income and changes in stockholders' equity and cash flows or equivalent statements in such SEC Documents (including any related notes and schedules thereto) fairly presents, or will fairly present, the results of operations, changes in stockholders' equity and changes in cash flows, as the case may be, of Wachovia and its Subsidiaries for the periods to which they relate, in each case in accordance with generally accepted accounting principles consistently applied during the periods involved, except in each case as may be noted therein, subject to normal year-end audit adjustments in the case of unaudited statements.

          (ii) Since December 31, 1996, no event has occurred or circumstance arisen that, individually or taken together with all other facts, circumstances and events (described in any paragraph of Section 5.04 or otherwise), is reasonably likely to have a Material Adverse Effect with respect to Wachovia.

          (h) LITIGATION; REGULATORY ACTION. (i) Other than as set forth in its SEC Documents filed on or before the date hereof, no litigation, claim or other proceeding before any Governmental Authority is pending against Wachovia or any of its Subsidiaries and, to the best of Wachovia's knowledge, no such litigation, claim or other proceeding has been threatened.

          (ii) Neither Wachovia nor any of its Subsidiaries or properties is a party to or is subject to any order, decree, agreement, memorandum of understanding or similar arrangement with, or a commitment letter or similar submission to, or extraordinary supervisory letter from a Regulatory Authority, nor has Wachovia or any of its Subsidiaries been advised by a Regulatory Authority that such agency is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any such order, decree, agreement, memorandum of understanding, commitment letter, supervisory letter or similar submission.

          (i) COMPLIANCE WITH LAWS. Wachovia and each of its Subsidiaries:

             (i) in the conduct of its business, is in compliance with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable thereto or to the employees conducting such businesses, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act, the Home Mortgage Disclosure Act and all other applicable fair lending laws and other laws relating to discriminatory business practices; and

             (ii) has all permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Governmental Authorities that are required in order to permit them to conduct their businesses substantially as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best of its knowledge, no suspension or cancellation of any of them is threatened.

          (j) NO BROKERS. No action has been taken by Wachovia that would give rise to any valid claim against any party hereto for a brokerage commission, finder's fee or other like payment with respect to the transactions contemplated by this Agreement, excluding a fee to be paid to Credit Suisse First Boston Corporation.

          (k) DISCLOSURE. The representations and warranties contained in this
     Section 5.04 do not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements and information contained in this Section 5.04 not misleading.

                                     ARTICLE VI
                                      COVENANTS

          6.01 REASONABLE BEST EFFORTS. Subject to the terms and conditions of this Agreement, each of Jefferson and Wachovia agrees to use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable laws, so as to permit consummation of the Merger as promptly as practicable and otherwise to enable consummation of the transactions contemplated hereby and shall cooperate fully with the other party hereto to that end.

          6.02 STOCKHOLDER APPROVALS. Jefferson agrees to take, in accordance with applicable law or NASDAQ rules and its articles of incorporation and by-laws, all action necessary to convene an appropriate meeting of stockholders of Jefferson to consider and vote upon the approval and adoption of this Agreement and any other matters required to be approved by Jefferson's stockholders for consummation of the Merger (including any adjournment or postponement, the "JEFFERSON MEETING") as promptly as practicable after the Registration Statement is declared effective. Except to the extent legally required for the discharge by the Board of Directors of its fiduciary duties as advised in writing by its counsel, the Jefferson Board shall recommend such approval, and Jefferson shall take all reasonable, lawful action to solicit such approval by its stockholders. At the request of Wachovia, Jefferson will utilize a professional proxy solicitation firm to assist it in procuring the necessary stockholder vote.

          6.03 REGISTRATION STATEMENT. (a) Wachovia agrees to prepare a registration statement on Form S-4 (the "REGISTRATION STATEMENT") to be filed by Wachovia with the SEC in connection with the issuance of Wachovia Stock in the Merger (including the proxy statement and prospectus and other proxy solicitation materials of Jefferson constituting a part thereof (the "PROXY STATEMENT") and all related documents). Each of the parties hereto agrees to cooperate, and to cause its Subsidiaries to cooperate, with the other, its counsel and its accountants, in preparation of the Registration Statement and the Proxy Statement; and PROVIDED that Jefferson and its Subsidiaries have cooperated as required above, Wachovia agrees to file the Proxy Statement in preliminary form with the SEC as promptly as reasonably practicable, and to file the Registration Statement with the SEC as soon as reasonably practicable after any SEC comments with respect to the preliminary Proxy Statement are resolved. Each of Jefferson and Wachovia agrees to use all reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act as promptly as reasonably practicable after filing thereof. Wachovia also agrees to use all reasonable efforts to obtain all necessary state securities law or "Blue Sky" permits and approvals required to carry out the transactions contemplated by this Agreement. Jefferson agrees to furnish to Wachovia all information concerning Jefferson, its Subsidiaries, officers, directors and stockholders as may be reasonably requested in connection with the foregoing.

          (b) Each of Jefferson and Wachovia agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement will, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to stockholders and at the time of the Jefferson Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or any statement which, in the light of the circumstances under which such statement is made, will be false or misleading with respect to any material fact, or which will omit to state any material fact necessary in order to make the statements therein not false or misleading or necessary to correct any statement in any earlier statement in the Proxy Statement or any amendment or supplement thereto. Each of Jefferson and Wachovia further agrees that if it shall become aware prior to the Effective Date of any information furnished by it that would cause any of the statements in the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take the necessary steps to correct the Proxy Statement.

          (c) Wachovia agrees to advise Jefferson, promptly after Wachovia receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of Wachovia Stock for offering or sale in any jurisdiction, of the initiation or threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information.

     6.04 PRESS RELEASES. Each of Jefferson and Wachovia agrees that it will not, without the prior approval of the other party, issue any press release or written statement for general circulation relating to the transactions contemplated hereby, except as otherwise required by applicable law or regulation or NYSE rules.

     6.05 ACCESS; INFORMATION. (a) Each of Jefferson and Wachovia agrees that upon reasonable notice and subject to applicable laws relating to the exchange of information, it shall afford the other party and the other party's officers, employees, counsel, accountants and other authorized representatives, such access during normal business hours throughout the period prior to the Effective Time to the books, records (including, without limitation, tax returns and work papers of independent auditors), properties, personnel and to such other information as any party may reasonably request and, during such period, it shall furnish promptly to such other party (i) a copy of each material report, schedule and other document filed by it pursuant to the requirements of federal or state securities or banking laws, and (ii) all other information concerning the business, properties and personnel of it as the other may reasonably request.

          (b) Each agrees that it will not, and will cause its representatives not to, use any information obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. Subject to the requirements of law, each party will keep confidential, and will cause its representatives to keep confidential, all information and documents obtained pursuant to this Section 6.05 (as well as any other information obtained prior to the date hereof in connection with the entering into of this Agreement) unless such information (i) was already known to such party, (ii) becomes available to such party from other sources not known by such party to be bound by a confidentiality obligation, (iii) is disclosed with the prior written approval of the party to which such information pertains or (iv) is or becomes readily ascertainable from published information or trade sources. In the event that this Agreement is terminated or the transactions contemplated by this Agreement shall otherwise fail to be consummated, each party shall promptly cause all copies of documents or extracts thereof containing information and data as to another party hereto to be returned to the party which furnished the same. No investigation by either party of the business and affairs of the other shall affect or be deemed to modify or waive any representation, warranty, covenant or agreement in this Agreement, or the conditions to either party's obligation to consummate the transactions contemplated by this Agreement.

     6.06 ACQUISITION PROPOSALS. Jefferson agrees that neither it nor any of its Subsidiaries nor any of the respective officers and directors of Jefferson or its Subsidiaries shall, and Jefferson shall direct and use its reasonable best efforts to cause its employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, initiate, solicit or encourage, directly or indirectly, any enquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to stockholders of Jefferson) with respect to a merger, consolidation or similar transaction involving, or any purchase of all or any significant portion of the assets or any equity securities of, Jefferson or its Significant Subsidiary (any such proposal or offer being hereinafter referred to as an "ACQUISITION PROPOSAL") or, except to the extent legally required for the discharge by the board of directors of its fiduciary duties as advised in writing by such board's counsel, engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal. It shall immediately cease and cause to be terminated any activities, discussions or negotiations conducted prior to the date of this Agreement with any parties other than Wachovia with respect to any of the foregoing and shall use its reasonable best efforts to enforce any confidentiality or similar agreement relating to an Acquisition Proposal. Jefferson shall promptly (within 24 hours) advise Wachovia following the receipt by Jefferson of any Acquisition Proposal and the substance thereof (including the identity of the person making such Acquisition Proposal), and advise Wachovia of any developments with respect to such Acquisition Proposal immediately upon the occurrence thereof.

     6.07 AFFILIATE AGREEMENTS. (a) Not later than the 15th day prior to the mailing of the Proxy Statement, Jefferson shall deliver to Wachovia, a schedule of each person that, to its knowledge, is or is reasonably likely to be, as of the date of the Jefferson Meeting, deemed to be an "affiliate" of it (each, a "Jefferson Affiliate") as that term is used in Rule 145 under the Securities Act.

     (b) Jefferson shall use its reasonable best efforts to cause each person who may be deemed to be a Jefferson Affiliate to execute and deliver to Wachovia on or before the date of mailing of the Proxy Statement an "affiliates agreement" in form and substance reasonably satisfactory to Wachovia.

     6.08 TAKEOVER LAWS. No party hereto shall take any action that would cause the transactions contemplated by this Agreement or the Stock Option Agreement to be subject to requirements imposed by any Takeover Law and each of them shall take all necessary steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from, or if necessary challenge the validity or applicability of, any applicable Takeover Law, as now or hereafter in effect.

     6.09 CERTAIN POLICIES. Prior to the Effective Date, Jefferson shall, consistent with generally accepted accounting principles and on a basis mutually satisfactory to it and Wachovia, modify and change its loan, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with those of Wachovia; PROVIDED, HOWEVER, that Jefferson shall not be obligated to take any such action pursuant to this Section 6.09 unless and until Wachovia acknowledges that all conditions to its obligation to consummate the Merger have been satisfied.

     6.10 NYSE LISTING. Wachovia agrees to use its reasonable best efforts to list, prior to the Effective Date, on the NYSE, subject to official notice of issuance, the shares of Wachovia Common Stock to be issued to the holders of Jefferson Common Stock in the Merger.

     6.11 REGULATORY APPLICATIONS. (a) Wachovia and Jefferson and their respective Subsidiaries shall cooperate and use their respective reasonable best efforts to prepare all documentation, to effect all filings and to obtain all permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary to consummate the transactions contemplated by this Agreement. Each of Wachovia and Jefferson shall have the right to review in advance, and to the extent practicable each will consult with the other, in each case subject to applicable laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each party hereto agrees that it will consult with the other party hereto with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Authorities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other party appraised of the status of material matters relating to completion of the transactions contemplated hereby.

     (b) Each party agrees, upon request, to furnish the other party with all information concerning itself, its Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with any filing, notice or application made by or on behalf of such other party or any of its Subsidiaries to any third party or Governmental Authority.

     6.12 INDEMNIFICATION. (a) Following the Effective Date and for a period of six years thereafter, Wachovia shall indemnify, defend and hold harmless the present directors and officers of Jefferson and its Subsidiaries (each, an "INDEMNIFIED PARTY") against all costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, claims, damages or liabilities (collectively, "COSTS") incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, the transactions contemplated by this Agreement) to the fullest extent that Jefferson is permitted to indemnify (and advance expenses to) its directors and officers under the laws of the Commonwealth of Virginia, the Jefferson Certificate and the Jefferson By-Laws as in effect on the date hereof; PROVIDED that any determination required to be made with respect to whether an officer's or director's conduct complies with the standards set forth under Virginia law, the Jefferson Certificate and the Jefferson By-Laws shall be made by independent counsel (which shall not be counsel that provides material services to Wachovia) selected by Wachovia and reasonably acceptable to such officer or director; and PROVIDED, FURTHER, that in the absence of applicable Virginia judicial precedent to the contrary, such counsel, in making such determination, shall presume such officer's or director's conduct complied with such standard and Wachovia shall have the burden to demonstrate that such officer's or director's conduct failed to comply with such standard.

     (b) For a period of three years from the Effective Time, Wachovia shall use its reasonable best efforts to provide that portion of director's and officer's liability insurance that serves to reimburse the present and former officers and directors of Jefferson or any of its Subsidiaries (determined as of the Effective Time) (as opposed to Jefferson) with respect to claims against such directors and officers arising from facts or events which occurred before the Effective Time, which insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous, as that coverage currently provided by Jefferson; PROVIDED,however, that in no event shall Wachovia be required to expend more than 200 percent of the current amount expended by Jefferson (the "INSURANCE AMOUNT") to maintain or procure such directors and officers insurance coverage; PROVIDED, FURTHER, that if Wachovia is unable to maintain or obtain the insurance called for by this Section 6.12(b), Wachovia shall use its reasonable best efforts to obtain as much comparable insurance as is available for the Insurance Amount; PROVIDED, FURTHER, that officers and directors of Jefferson or any Subsidiary may be required to make application and provide customary representations and warranties to Wachovia's insurance carrier for the purpose of obtaining such insurance.

     (c) Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, shall promptly notify Wachovia thereof; PROVIDED that the failure so to notify shall not affect the obligations of Wachovia under Section 6.12(a) unless and to the extent that Wachovia is actually prejudiced as a result of such failure.

     (d) If Wachovia or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any entity, then and in each case, proper provision shall be made so that the successors and assigns of Wachovia shall assume the obligations set forth in this Section 6.12.

     6.13 BENEFIT PLANS. As soon as practicable following the Effective Time (but in no event later than January 1, 1998 if the Effective Time occurs prior to January 1, 1998) (i) Wachovia will provide employees of Jefferson who become employees of Wachovia with employee benefit plans no less favorable in the aggregate than those provided to similarly situated employees of Wachovia; (ii) any such employees will receive credit for service with Jefferson or any of its Subsidiaries or predecessors (to the extent service with such predecessors was credited under the Jefferson Compensation and Benefit Plans as Previously Disclosed) prior to the Effective Time for the purpose of determining eligibility to participate, eligibility for benefits, benefit forms, and vesting under Wachovia's employee benefit plans (including any prior periods of service with Wachovia to the extent such affected employees have not previously received payment of benefits in respect of, or credit for, such prior Wachovia service); and (iii) Wachovia shall cause any and all pre-existing condition limitations (to the extent such limitations did not apply to a pre-existing condition under the Jefferson Compensation and Benefit Plans) and eligibility waiting periods under group health plans to be waived with respect to such participants and their eligible dependents; PROVIDED, HOWEVER, that a maximum of 20 years of service with Jefferson and its Subsidiaries and predecessors shall be recognized for purposes of determining the annual defined dollar allowance under the Wachovia Retirement Medical Plan; and PROVIDED, FURTHER, that any executive of Jefferson who is a party to an executive severance agreement (or similar arrangement) with Jefferson who becomes an employee of Wachovia or its Subsidiaries and who terminates his or her employment with Wachovia and its Subsidiaries within the thirty-day window period beginning one year following the later of the "Change in Control Date" (as defined in such executive severance agreement or similar arrangement as of the date hereof) or the Effective Time shall not be eligible to participate or receive benefits under the Wachovia Retirement Medical Plan. All discretionary awards and benefits under any employee benefit plans of Wachovia shall be subject to the discretion of the persons or committee administering such plans. Wachovia shall honor, pursuant to the terms of the Jefferson Compensation and Benefit Plans Previously Disclosed, all employee benefit obligations to current and former employees of Jefferson under such Plans.

     6.14 ACCOUNTANTS' LETTERS. Each of Jefferson and Wachovia shall use its reasonable best efforts to cause to be delivered to the other party, and to Wachovia's directors and officers who sign the Registration Statement, a letter of KPMG Peat Marwick LLP and Ernst & Young, LLP, respectively, independent auditors, dated (i) the date on which the Registration Statement shall become effective and (ii) a date shortly prior to the Effective Date, and addressed to such other party, and such directors and officers, in form and substance customary for "comfort" letters delivered by independent accountants in accordance with Statement of Accounting Standards No. 72.

     6.15 NOTIFICATION OF CERTAIN MATTERS. Each of Jefferson and Wachovia shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in any Material Adverse Effect with respect to it or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein.

     6.16 DIRECTORS. Wachovia agrees to cause one member of the Jefferson Board on the date hereof (selected by Wachovia after consultation with Jefferson) who is still a member of the Jefferson Board immediately prior to the Effective Time and willing and eligible to serve to be elected or appointed as a director of Wachovia at, or as promptly as practicable after, the Effective Time.

     6.17 DIVIDEND REINVESTMENT AND OTHER STOCK PLANS. Jefferson shall at or prior to the Effective Time cause to be terminated any obligation to issue shares of Jefferson Common Stock under its Dividend Reinvestment Plan and Employee Stock Purchase Plan and any other plan or arrangement pursuant to which it issues Jefferson Common Stock or rights thereto, except for its stock option plans with respect to issued options Previously Disclosed and its Deferred Compensation and Stock Purchase Plan for Non-Employee Directors as Previously Disclosed.

     6.18 DIVIDEND COORDINATION. After August 30, 1997, the Board of Directors of Jefferson shall cause its regular quarterly dividend record dates and payment dates for Jefferson Common Stock to be the same as Wachovia's regular quarterly dividend record dates and payment dates for Wachovia Common Stock, and Jefferson shall not thereafter change its regular dividend payment dates and record dates.

                                  ARTICLE VII
                    CONDITIONS TO CONSUMMATION OF THE MERGER

     7.01 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligation of each of Wachovia and Jefferson to consummate the Merger is subject to the fulfillment or written waiver by Wachovia and Jefferson prior to the Effective Time of each of the following conditions:

          (a) STOCKHOLDER APPROVAL. This Agreement shall have been duly adopted by the affirmative vote of the holders of more than two-thirds of the outstanding shares of Jefferson Common Stock entitled to vote thereon in accordance with Section 13.1-718 of the VSCA, other applicable law and the Jefferson Certificate and the Jefferson By-Laws.

          (b) REGULATORY APPROVALS. All regulatory approvals required to consummate the transactions contemplated hereby, shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired and no such approvals shall contain any conditions, restrictions or requirements which the Wachovia Board reasonably determines in good faith would (i) following the Effective Time, have a Material Adverse Effect on the Surviving Corporation and its Subsidiaries taken as a whole or (ii) reduce the benefits of the transactions contemplated hereby to such a degree that Wachovia would not have entered into this Agreement had such conditions, restrictions or requirements been known at the date hereof.

          (c) NO INJUNCTION. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the transactions contemplated by this Agreement.

          (d) REGISTRATION STATEMENT. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (e) BLUE SKY APPROVALS. All permits and other authorizations under state securities laws necessary to consummate the transactions contemplated hereby and to issue the shares of Wachovia Common Stock to be issued in the Merger shall have been received and be in full force and effect.

          (f) LISTING. The shares of Wachovia Common Stock to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

     7.02 CONDITIONS TO OBLIGATION OF JEFFERSON. The obligation of Jefferson to consummate the Merger is also subject to the fulfillment or written waiver by Jefferson prior to the Effective Time of each of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Wachovia set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date), and Jefferson shall have received a certificate, dated the Effective Date, signed on behalf of Wachovia by the Chief Executive Officer and the Chief Financial Officer of Wachovia to such effect.

          (b) PERFORMANCE OF OBLIGATIONS OF WACHOVIA. Wachovia shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Effective Time, and Jefferson shall have received a certificate, dated the Effective Date, signed on behalf of Wachovia by the Chief Executive Officer and the Chief Financial Officer of Wachovia to such effect.

          (c) OPINION OF JEFFERSON'S COUNSEL. Jefferson shall have received an opinion of McGuire, Woods, Battle & Boothe, L.L.P., counsel to Jefferson, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, (i) the Merger constitutes a "reorganization" within the meaning of Section 368 of the Code and (ii) no gain or loss will be recognized by stockholders of Jefferson who receive shares of Wachovia Common Stock in exchange for shares of Jefferson Common Stock, except that gain or loss may be recognized as to cash received in lieu of fractional share interests. In rendering its opinion, McGuire,

     Woods, Battle & Boothe, L.L.P. may require and rely upon representations contained in letters from Jefferson and others.

          (d) ACCOUNTANTS' LETTERS. Jefferson shall have received the letters referred to in Section 6.14 from Ernst & Young, LLP, Wachovia's independent auditors.

     7.03 CONDITIONS TO OBLIGATION OF WACHOVIA. The obligation of Wachovia to consummate the Merger is also subject to the fulfillment or written waiver by Wachovia prior to the Effective Time of each of the following conditions:

          (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Jefferson set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Effective Date as though made on and as of the Effective Date (except that representations and warranties that by their terms speak as of the date of this Agreement or some other date shall be true and correct as of such date) and Wachovia shall have received a certificate, dated the Effective Date, signed on behalf of Jefferson by the Chief Executive Officer and the Chief Financial Officer of Jefferson to such effect.

          (b) PERFORMANCE OF OBLIGATIONS OF JEFFERSON. Jefferson shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time, and Wachovia shall have received a certificate, dated the Effective Date, signed on behalf of Jefferson by the Chief Executive Officer and the Chief Financial Officer of Jefferson to such effect.

          (c) OPINION OF WACHOVIA'S COUNSEL. Wachovia shall have received an opinion of Sullivan & Cromwell, special counsel to Wachovia, dated the Effective Date, to the effect that, on the basis of facts, representations and assumptions set forth in such opinion, the Merger constitutes a reorganization under Section 368 of the Code. In rendering its opinion, Sullivan & Cromwell may require and rely upon representations contained in letters from Wachovia and others.

          (d) ACCOUNTANTS' LETTERS. Wachovia and its directors and officers who sign the Registration Statement shall have received the letters referred to in Section 6.14 from KPMG Peat Marwick LLP, Jefferson's independent auditors.

                                  ARTICLE VIII
                                  TERMINATION

     8.01 TERMINATION. This Agreement may be terminated, and the Acquisition may be abandoned:

          (a) MUTUAL CONSENT. At any time prior to the Effective Time, by the mutual consent of Wachovia and Jefferson, if the Board of Directors of each so determines by vote of a majority of the members of its entire Board.

          (b) BREACH. At any time prior to the Effective Time, by Wachovia or Jefferson, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event of either: (i) a breach by the other party of any representation or warranty contained herein (subject to the standard set forth in Section 5.02), which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach; or (ii) a breach by the other party of any of the covenants or agreements contained herein, which breach cannot be or has not been cured within 30 days after the giving of written notice to the breaching party of such breach, provided that such breach (whether under (i) or (ii)) would be reasonably likely, individually or in the aggregate with other breaches, to result in a Material Adverse Effect.

          (c) DELAY. At any time prior to the Effective Time, by Wachovia or Jefferson, if its Board of Directors so determines by vote of a majority of the members of its entire Board, in the event that the Acquisition is not consummated by June 30, 1998, except to the extent that the failure of the Acquisition then to be consummated arises out of or results from the knowing action or inaction of the party seeking to terminate pursuant to this Section 8.01(c).

          (d) NO APPROVAL. By Jefferson or Wachovia, if its Board of Directors so determines by a vote of a majority of the members of its entire Board, in the event (i) the approval of any Governmental Authority required for consummation of the Merger and the other transactions contemplated by this Agreement shall have been denied by final nonappealable action of such Governmental Authority or (ii) the stockholder approval required by Section 7.01(a) herein is not obtained at the Jefferson Meeting.

          (e) FAILURE TO RECOMMEND, ETC. At any time prior to Jefferson Meeting, by Wachovia if Jefferson Board shall have failed to make its recommendation referred to in Section 6.02, withdrawn such recommendation or modified or changed such recommendation in a manner adverse in any respect to the interests of Wachovia.

          (f) FAILURE TO EXECUTE AND DELIVER STOCK OPTION AGREEMENT. At any time prior to June 12, 1997, by Wachovia if Jefferson shall not have executed and delivered the Stock Option Agreement.

     8.02 EFFECT OF TERMINATION AND ABANDONMENT. In the event of termination of this Agreement and the abandonment of the Acquisition pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation to any other party hereunder except (i) as set forth in Section 9.01 and (ii) that termination will not relieve a breaching party from liability for any willful breach of this Agreement giving rise to such termination. In the event of the termination of this Agreement, Wachovia agrees that, until June 30, 1998, it will not, directly or indirectly, solicit to employ any person known by it to be a current senior officer of Jefferson, so long as they are employed by Jefferson, or directly or indirectly solicit or encourage any such officers or employees to leave Jefferson's employ (other than pursuant to general advertisements of employment in publications not specifically targeted at Jefferson's employees), in either case, without obtaining the prior written consent of Jefferson.

                                   ARTICLE IX
                                 MISCELLANEOUS

     9.01 SURVIVAL. No representations, warranties, agreements and covenants contained in this Agreement shall survive the Effective Time (other than Sections 6.12 and 6.16 and this Article IX which shall survive the Effective
Time) or the termination of this Agreement if this Agreement is terminated prior to the Effective Time (other than Sections 6.03(b), 6.05, 8.02 and this Article IX which shall survive such termination).

     9.02 WAIVER; AMENDMENT. Prior to the Effective Time, any provision of this Agreement may be (i) waived by the party benefitted by the provision, or (ii) amended or modified at any time, by an agreement in writing between the parties hereto executed in the same manner as this Agreement, except that, after the Jefferson Meeting, this Agreement may not be amended if it would violate the VSCL.

     9.03 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

     9.04 GOVERNING LAW. This Agreement shall be governed by, and interpreted in accordance with, the laws of the State of North Carolina applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law or of the NCBCA or VSCL are applicable).

     9.05 EXPENSES. Each party hereto will bear all expenses incurred by it in connection with this Agreement and the transactions contemplated hereby, except that printing expenses and SEC fees shall be shared equally between Jefferson and Wachovia.

     9.06 NOTICES. All notices, requests and other communications hereunder to a party shall be in writing and shall be deemed given if personally delivered, telecopied (with confirmation) or mailed by registered or certified mail (return receipt requested) to such party at its address set forth below or such other address as such party may specify by notice to the parties hereto.

     If to Jefferson, to:

        Jefferson Bankshares, Inc.
        123 East Main Street
        Post Office Box 711
        Charlottesville, Virginia 22901
        Attention: Mr. O. Kenton McCartney,
                President & Chief Executive Officer
        Telephone: (804) 972-1106
        Facsimile: (804) 972-1496

     With a copy to:

        Jefferson Bankshares, Inc.
        123 East Main Street
        Post Office Box 711
        Charlottesville, Virginia 22901
        Attention: William M. Watson, Jr., Esq.
        Telephone: (804) 972-1113
        Facsimile: (804) 972-1486

     With a copy to:

        McGuire, Woods, Battle & Boothe, L.L.P.
        418 East Jefferson Street
        Post Office Box 1288
        Charlottesville, Virginia 22902
        Attention: Robert E. Stroud, Esq.
        Telephone: (804) 977-2511
        Facsimile: (804) 980-2272

     If to Wachovia, to:

        Wachovia Corporation
        301 North Main Street
        Winston-Salem, North Carolina 27101
        Attention: Chairman of the Board
        Telephone: (910)
        Facsimile: (910) 770-5959

     With a copy to:

        Wachovia Corporation
        301 North Main Street
        Winston-Salem, North Carolina 27101
        Attention: Kenneth W. McAllister
        Telephone: (910) 732-5141
        Facsimile: (910) 732-5959

     With a copy to:

        Sullivan & Cromwell
        125 Broad Street
        New York, New York 10004
        Attention: H. Rodgin Cohen, Esq.
                   Mark J. Menting, Esq.
        Telephone: (212) 558-4000
        Facsimile: (212) 558-3588

     9.07 ENTIRE UNDERSTANDING; NO THIRD PARTY BENEFICIARIES. This Agreement and any Stock Option Agreement entered into represent the entire understanding of the parties hereto with reference to the transactions contemplated hereby and thereby and this Agreement supersedes any and all other oral or written agreements heretofore made (other than any such Stock Option Agreement). Except for Section 6.13, nothing in this Agreement expressed or implied, is intended to confer upon any person, other than the parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement.

     9.08 INTERPRETATION; EFFECT. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of, or Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and are not part of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

                    *                    *                   *

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          JEFFERSON BANKSHARES, INC.

                                          By: /s/  O. KENTON MCCARTNEY
                                            Name: O. Kenton McCartney
                                            Title: President and
                                                 Chief Executive Officer

                                          WACHOVIA CORPORATION

                                          By: /s/  L.M. BAKER, JR.
                                            Name: L.M. Baker, Jr.
                                            Title: President and
                                                 Chief Executive Officer

     AMENDMENT NO. 1, dated as of September 2, 1997 (this "AMENDMENT") to the AGREEMENT AND PLAN OF MERGER, dated as of June 9, 1997 (the "MERGER AGREEMENT") by and between Jefferson Bankshares, Inc. ("JEFFERSON") and Wachovia Corporation ("WACHOVIA").

                                    RECITALS

          A. MERGER AGREEMENT. Jefferson and Wachovia have heretofore entered into the Merger Agreement and now desire to amend certain provisions thereof.

          B. BOARD ACTION. The respective Boards of Directors of each of Wachovia and Jefferson have determined that it is in the best interests of their respective companies and their stockholders to enter into this Amendment.

     NOW, THEREFORE, in consideration of the premises and of the mutual covenants, representations, warranties and agreements contained herein the parties agree as follows:

     1. AMENDMENTS. (a) Section 2.03 shall be amended in its entirety to read as follows: "The plan of merger included in this Agreement is separately stated in the Plan of Merger (the "Plan of Merger") attached hereto as EXHIBIT B. The parties agree that subject to the provisions of this Agreement, including the approval of the Plan of Merger by the requisite vote of stockholders of Jefferson, the Plan of Merger shall be incorporated into the articles of merger to be filed with the Virginia State Corporation Commission and the office of the Secretary of the State of North Carolina to effect the merger."

     (b) A new exhibit, attached hereto as Annex A, shall be added to the Merger Agreement as EXHIBIT B.

     2. DEFINITIONS. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement.

     3. TERMS OF MERGER AGREEMENT. Except as amended hereby, all of the terms of the Merger Agreement shall remain and continue in full force and effect and are hereby confirmed in all respects.

     4. COUNTERPARTS. This Amendment may be executed in one or more counterparts, each of which shall be deemed to constitute an original.

     5. GOVERNING LAW. This Amendment shall be governed by, and interpreted in accordance with, the laws of the State of North Carolina applicable to contracts made and to be performed entirely within such State (except to the extent that mandatory provisions of Federal law or of the NCBCA or VSCA are applicable).

     IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

                                          JEFFERSON BANKSHARES, INC.
                                          By: /s/ O. Kenton McCartney
                                            Name: O. Kenton McCartney
                                            Title: President and
                                                  Chief Executive Officer

                                          WACHOVIA CORPORATION
                                          By: /s/ L.M. Baker, Jr.
                                            Name: L.M. Baker, Jr.
                                            Title: President and
                                                  Chief Executive Officer

ANNEX A
EXHIBIT B

                                 PLAN OF MERGER

     PLAN OF MERGER (this "PLAN") of Jefferson Bankshares, Inc. ("JEFFERSON"), a Virginia corporation, and Wachovia Corporation ("WACHOVIA"), a North Carolina corporation.

                                   ARTICLE I
                                  DEFINITIONS

     1.1 CERTAIN DEFINITIONS. The following terms are used in this Plan with the meanings set forth below:

          "CODE" means the Internal Revenue Code of 1986, as amended.

          "EFFECTIVE DATE" means the effective date of the Merger.

          "EFFECTIVE TIME" means the effective time of the Merger.

          "JEFFERSON COMMON STOCK" means the common stock, par value $2.50 per share, of Jefferson.

          "MERGER AGREEMENT" means the Agreement and Plan of Merger, dated as of June 9, 1997, as amended, by and between Jefferson and Wachovia.

          "NCBCA" means the North Carolina Business Corporation Act.

          "NYSE" means the New York Stock Exchange, Inc.

          "VSCA" means the Virginia Stock Corporation Act.

          "WACHOVIA COMMON STOCK" means the common stock, par value $5.00 per share, of Wachovia.

          "WACHOVIA PREFERRED STOCK" means the preferred stock, par value $5.00 per share, of Wachovia.

          "WACHOVIA STOCK" means, collectively, Wachovia Common Stock and Wachovia Preferred Stock.

                                   ARTICLE II
                              TERMS OF THE MERGER

     2.1 THE MERGER. The names of the corporations to be merged are Wachovia Corporation and Jefferson Bankshares, Inc. At the Effective Time, Jefferson shall merge with and into Wachovia (the "MERGER"), the separate corporate existence of Jefferson shall cease and Wachovia shall survive and continue to exist as a North Carolina corporation (Wachovia, as the surviving corporation in the Merger, sometimes being referred to herein as the "SURVIVING CORPORATION").

     2.2 EFFECT OF THE MERGER. The Merger shall become effective upon the occurrence of the filing in the office of the Virginia State Corporation Commission (the "CORPORATION COMMISSION") of articles of merger in accordance with Section 13.1-720 of the VSCA and the filing in the Office of the Secretary of State of the State of North Carolina (the "NORTH CAROLINA SECRETARY") of articles of merger in accordance with Section 55-11-05 of the NCBCA or such later date and time as may be set forth in such articles and the issuance of a certificate of merger by the Corporation Commission under the VSCA. The Merger shall have the effects prescribed in the NCBCA and the VSCA.

     2.3 ARTICLES OF INCORPORATION AND BY-LAWS. The articles of incorporation and by-laws of Wachovia immediately after the Merger shall be those of Wachovia as in effect immediately prior to the Effective Time.

     2.4 DIRECTORS AND OFFICERS OF WACHOVIA. The directors and officers of Wachovia immediately after the Merger shall be the directors and officers of Wachovia immediately prior to the Effective Time, until such time as their successors shall be duly elected and qualified, except that Wachovia agrees to cause one member of the Jefferson board of directors (selected by Wachovia after consultation with Jefferson) who is a member of the Jefferson board of directors immediately prior to the Effective Time and willing and eligible to serve to be elected or appointed as a director of Wachovia at, or as promptly as practicable after, the Effective Time.

                                  ARTICLE III
                              MANNER AND BASIS OF
                               CONVERTING SHARES

     3.1 MERGER CONSIDERATION. At the Effective Time, automatically by virtue of the Merger and without any action on the part of any person:

          (a) OUTSTANDING JEFFERSON COMMON STOCK. Each share of Jefferson Common Stock issued and outstanding immediately prior to the Effective Time, excluding shares of Jefferson Common Stock held by Jefferson or any of its Subsidiaries or by Wachovia or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith, shall become and be converted into 0.625 of a share of Wachovia Common Stock (the "EXCHANGE RATIO"). In the event Wachovia changes (or establishes a record date for changing) the number of shares of Wachovia Common Stock issued and outstanding prior to the Effective Date as a result of a stock split, stock dividend, recapitalization or similar transaction with respect to the outstanding Wachovia Common Stock and the record date therefor shall be prior to the Effective Date, the Exchange Ratio shall be proportionately adjusted. Jefferson Common Stock is the only class of stock of Jefferson issued and outstanding.

          (b) OUTSTANDING WACHOVIA STOCK. Each share of Wachovia Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding after by the Merger.

          (c) OTHER SHARES. Each share of Jefferson Common Stock held by Jefferson or any of its Subsidiaries or by Wachovia or any of its Subsidiaries, in each case other than in a fiduciary capacity or as a result of debts previously contracted in good faith, immediately prior to the Effective Time, shall be canceled and retired at the Effective Time and no consideration shall be issued in exchange therefor.

     3.2 RIGHTS AS STOCKHOLDERS; STOCK TRANSFERS. At the Effective Time, holders of Jefferson Common Stock shall cease to be, and shall have no rights as, stockholders of Jefferson, other than to receive any dividend or other distribution with respect to such Jefferson Common Stock with a record date occurring prior to the Effective Time and the consideration provided herein. After the Effective Time, there shall be no transfers on the stock transfer books of Jefferson or the Surviving Corporation of shares of Jefferson Common Stock.

     3.3 FRACTIONAL SHARES. Notwithstanding any other provision hereof, no fractional shares of Wachovia Common Stock and no certificates or scrip therefor, or other evidence of ownership thereof, will be issued in the Merger; instead, Wachovia shall pay to each holder of Jefferson Common Stock who would otherwise be entitled to a fractional share of Wachovia Common Stock (after taking into account all Old Certificates (as defined below) delivered by such holder) an amount in cash (without interest) determined by multiplying such fraction by the average of the last sale prices of Wachovia Common Stock, as reported by the NYSE Composite Transactions Reporting System (as reported in THE WALL STREET JOURNAL or, if not reported therein, in another authoritative source), for the five NYSE trading days immediately preceding the Effective Date.

     3.4 MANNER OF CONVERTING SHARES. (a) At or prior to the Effective Time, Wachovia shall deposit, or shall cause to be deposited, with Wachovia Bank, N.A. (in such capacity, the "EXCHANGE AGENT"), for the benefit of the holders of certificates formerly representing shares of Jefferson Common Stock ("OLD CERTIFICATES"), for exchange, certificates representing the shares of Wachovia Common Stock ("NEW CERTIFICATES") and an estimated amount of cash (such cash and New Certificates, together with any dividends or distributions with a record date occurring after the Effective Date with respect thereto (without any interest on any such cash, dividends or distributions), being hereinafter referred to as the "EXCHANGE FUND") to be paid in exchange for outstanding shares of Jefferson Common Stock.

          (b) As promptly as practicable after the Effective Date, Wachovia shall send or cause to be sent to each former holder of record of shares of Jefferson Common Stock immediately prior to the Effective Time transmittal materials for use in exchanging such stockholder's Old Certificates. Wachovia shall cause the New Certificates into which shares of a stockholder's Jefferson Common Stock are converted on the Effective Date and/or any check in respect of any fractional share interests or dividends or distributions which such person shall be entitled to receive to be delivered to such stockholder upon delivery to the Exchange Agent of Old Certificates representing such shares of Jefferson Common Stock (or indemnity reasonably satisfactory to Wachovia and the Exchange Agent, if any of such certificates are lost, stolen or destroyed) owned by such stockholder. No interest will be paid on any such cash to be paid in lieu of fractional share interests or in respect of dividends or distributions which any such person shall be entitled to receive upon such delivery.

          (c) Notwithstanding the foregoing, neither of the Exchange Agent, Jefferson or Wachovia shall be liable to any former holder of Jefferson Common Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

          (d) At the election of Wachovia, no dividends or other distributions with respect to Wachovia Common Stock with a record date occurring after the Effective Time shall be paid to the holder of any unsurrendered Old Certificate representing shares of Jefferson Common Stock converted in the Merger into the right to receive shares of such Wachovia Common Stock until the holder thereof shall be entitled to receive New Certificates in exchange therefor, and no such shares of Jefferson Common Stock shall be eligible to vote until the holder of Old Certificates is entitled to receive New Certificates. After becoming so entitled, the record holder thereof also shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to shares of Wachovia Common Stock such holder had the right to receive upon surrender of the Old Certificate.

          (e) Any portion of the Exchange Fund that remains unclaimed by the stockholders of Jefferson for twelve months after the Effective Time shall be paid to Wachovia. Any stockholders of Jefferson who have not theretofore complied with the exchange procedures shall thereafter look only to Wachovia for payment of the shares of Wachovia Common Stock, cash in lieu of any fractional shares and unpaid dividends and distributions on Wachovia Common Stock deliverable in respect of each share of Jefferson Common Stock such stockholder holds as determined pursuant to this Plan, in each case, without any interest thereon and Wachovia shall make such payment.

     3.5 OPTIONS. At the Effective Time, each outstanding option to purchase shares of Jefferson Common Stock under the Jefferson 1995 Long Term Incentive Stock Plan (each, a "JEFFERSON STOCK OPTION"), whether vested or unvested, shall be converted into an option to acquire, on the same terms and conditions as were applicable under such Jefferson Stock Option, the number of shares of Wachovia Common Stock equal to (a) the number of shares of Jefferson Common Stock subject to the Jefferson Stock Option, multiplied by (b) the Exchange Ratio (such product rounded down to the nearest whole number) (a "REPLACEMENT OPTION"), at an exercise price per share (rounded up to the nearest whole cent) equal to (y) the aggregate exercise price for the shares of Jefferson Common Stock which were purchasable pursuant to such Jefferson Stock Option divided by (z) the number of full shares of Wachovia Common Stock subject to such Replacement Option in accordance with the foregoing. Notwithstanding the foregoing, each Jefferson Stock Option which is intended to be an "incentive stock option" (as defined in Section 422 of the Code) shall be adjusted in accordance with the requirements of Section 424 of the Code. At or prior to the Effective Time, Jefferson shall take all action necessary including obtaining any necessary consents from Optionees, to permit the replacement of the outstanding Jefferson Stock Options by Wachovia pursuant to this Section and to permit Wachovia to assume (to the extent described below) the Jefferson 1995 Long Term Incentive Stock Plan. Jefferson shall further take all action necessary to amend the Jefferson 1995 Long Term Incentive Stock Plan to eliminate automatic grants or awards thereunder following the Effective Time. At the Effective Time, Wachovia shall assume the Jefferson 1995 Long Term Incentive Stock Plan; PROVIDED, that such assumption shall be only in respect of the Replacement Options and that Wachovia shall have no obligation with respect to any awards under the Jefferson 1995 Long Term Incentive Stock Plan other than the Replacement Options and shall have no obligation to make any additional grants or awards under such assumed plans.

                                   ARTICLE IV
                            CONDITIONS TO THE MERGER

     4.1 Consummation of the Merger is conditioned upon the following:

          (a) Approval of the Merger Agreement and this Plan by the affirmative vote of more than two-thirds of the outstanding shares of Jefferson Common Stock;

          (b) Receipt of required regulatory approvals;

          (c) Absence of governmental action prohibiting consummation;

          (d) An effective Registration Statement under the Securities Act of 1933 and no orders or other action suspending such effectiveness;

          (e) Receipt of all required permits and authorizations under state securities laws;

          (f) Approval of the shares of Wachovia Common Stock issued in the Merger for listing on the New York Stock Exchange;

          (g) All representations and warranties made by the respective parties are true and correct as of the Effective Time and receipt by the parties of appropriate officers' certificates to such effect;

          (h) Performance of all required obligations by the respective parties and receipt by the parties of appropriate officers' certificates to such effect; and

          (i) Receipt by each party of appropriate opinions of counsel and letter of their respective independent auditors related to the Merger.

                                      ARTICLE V
                                     TERMINATION

          5.1 This Plan may be terminated prior to the Effective Time as provided in Article VIII of the Merger Agreement.

                                                                      APPENDIX B

                             STOCK OPTION AGREEMENT

     STOCK OPTION AGREEMENT, dated as of June 10, 1997, between WACHOVIA CORPORATION, a North Carolina corporation ("Grantee"), and JEFFERSON BANKSHARES, INC., a Virginia corporation ("Issuer").

                                  WITNESSETH:

     WHEREAS, Grantee and Issuer have entered into an Agreement and Plan of Merger (the "Merger Agreement");

     WHEREAS, as an inducement to the willingness of Wachovia Corporation to continue to pursue the transactions contemplated by the Merger Agreement, Issuer has agreed to grant Grantee the Option (as hereinafter defined); and

     WHEREAS, the Board of Directors of Issuer has approved the grant of the Option and the Merger Agreement prior to the date hereof;

     NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements set forth herein and in the Merger Agreement, the parties hereto agree as follows:

     1. (a) Issuer hereby grants to Grantee an unconditional, irrevocable option (the "Option") to purchase, subject to the terms hereof, up to an aggregate of 2,770,000 fully paid and nonassessable shares of the common stock, par value $2.50 per share, of Issuer ("Common Stock") at a price per share equal to the average of last reported sale prices per share of Common Stock as reported on the NASDAQ National Market System on June 6 and 9, 1997; PROVIDED, HOWEVER, that in the event Issuer issues or agrees to issue any shares of Common Stock at a price less than such average price per share (as adjusted pursuant to subsection
(b) of Section 5) (other than shares of Common Stock issued pursuant to stock options granted under the 1995 Long Term Incentive Stock Plan prior to June 9,
1997), such price shall be equal to such lesser price (such price, as adjusted if applicable, the "Option Price"); PROVIDED, FURTHER, that in no event shall the number of shares for which this Option is exercisable exceed 19.9% of the issued and outstanding shares of Common Stock. The number of shares of Common Stock that may be received upon the exercise of the Option and the Option Price are subject to adjustment as herein set forth.

     (b) In the event that any additional shares of Common Stock are issued or otherwise become outstanding after the date of this Agreement (other than pursuant to this Agreement and other than pursuant to an event described in
Section 5(a) hereof), the number of shares of Common Stock subject to the Option shall be increased so that, after such issuance, such number together with any shares of Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding without giving effect to any shares subject or issued pursuant to the Option. Nothing contained in this Section l(b) or elsewhere in this Agreement shall be deemed to authorize Issuer to issue shares in breach any provision of the Merger Agreement.

     2. (a) The Holder (as hereinafter defined) may exercise the Option, in whole or part, if, but only if, both an Initial Triggering Event (as hereinafter defined) and a Subsequent Triggering Event (as hereinafter defined) shall have occurred prior to the occurrence of an Exercise Termination Event (as hereinafter defined), PROVIDED that the Holder shall have sent the written notice of such exercise (as provided in subsection (e) of this Section 2) within six (6) months following such Subsequent Triggering Event (or such later period as provided in Section 10). Each of the following shall be an Exercise Termination Event: (i) the Effective Time of the Merger; (ii) termination of the Merger Agreement in accordance with the provisions thereof if such termination occurs prior to the occurrence of an Initial Triggering Event except a termination by Grantee pursuant to Section 8.01(b) or Section 8.01(e) of the Merger Agreement or by Grantee or Issuer pursuant to Section 8.01(d)(ii) of the Merger Agreement (each, a "Listed Termination"); or (iii) the passage of fifteen
(15) months (or such longer period as provided in Section 10) after termination of the Merger Agreement if such termination follows the occurrence of an Initial Triggering Event or is a Listed Termination. The term "Holder" shall mean the holder or holders of the Option.

Notwithstanding anything to the contrary contained herein, (i) the Option may not be exercised at any time when Grantee shall be in breach of any of its covenants or agreements contained in the Merger Agreement such that Issuer shall be entitled to terminate the Merger Agreement pursuant to Section 8.01(b) thereof and (ii) this Agreement shall automatically terminate upon the proper termination of the Merger Agreement by Issuer pursuant to Section 8.01(b) thereof as a result of the material breach by Grantee of its covenants or agreements contained in the Merger Agreement.

     (b) The term "Initial Triggering Event" shall mean any of the following events or transactions occurring on or after the date hereof:

          (i) Issuer or its Significant Subsidiary (as defined in Rule 1-02 of Regulation S-X promulgated by the Securities and Exchange Commission (the "SEC")) (the "Issuer Subsidiary"), without having received Grantee's prior written consent, shall have entered into an agreement to engage in an Acquisition Transaction (as hereinafter defined) with any person (the term "person" for purposes of this Agreement having the meaning assigned thereto in Sections 3(a)(9) and 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the rules and regulations thereunder) other than Grantee or any of its Subsidiaries (each a "Grantee Subsidiary") or the Board of Directors of Issuer (the "Issuer Board") shall have recommended that the shareholders of Issuer approve or accept any Acquisition Transaction other than as contemplated by the Merger Agreement. For purposes of this Agreement, (a) "Acquisition Transaction" shall mean
     (x) a merger or consolidation, or any similar transaction, involving Issuer or the Issuer Subsidiary (other than mergers, consolidations or similar transactions involving solely Issuer and/or one or more wholly-owned Subsidiaries of the Issuer, PROVIDED, any such transaction is not entered into in violation of the terms of the Merger Agreement), (y) a purchase, lease or other acquisition of all or any substantial part of the assets or deposits of Issuer or the Issuer Subsidiary, or (z) a purchase or other acquisition (including by way of merger, consolidation, share exchange or otherwise) of securities representing 15% or more of the voting power of Issuer or the Issuer Subsidiary and (b) "Subsidiary" shall have the meaning set forth in Rule 12b-2 under the 1934 Act;

          (ii) Any person other than the Grantee or any Grantee Subsidiary shall have acquired beneficial ownership or the right to acquire beneficial ownership of 15% or more of the outstanding shares of Common Stock (the term "beneficial ownership" for purposes of this Agreement having the meaning assigned thereto in Section 13(d) of the 1934 Act, and the rules and regulations thereunder);

          (iii) The shareholders of Issuer shall have voted and failed to approve the Merger Agreement and the Merger at a meeting which has been held for that purpose or any adjournment or postponement thereof, or such meeting shall not have been held in violation of the Merger Agreement or shall have been cancelled prior to termination of the Merger Agreement if, prior to such meeting (or if such meeting shall not have been held or shall have been cancelled, prior to such termination), it shall have been publicly announced that any person (other than Grantee or any of its Subsidiaries) shall have made, or disclosed an intention to make, a proposal to engage in an Acquisition Transaction;

          (iv) The Issuer Board shall have withdrawn or modified (or publicly announced its intention to withdraw or modify) in any manner adverse in any respect to Grantee its recommendation that the shareholders of Issuer approve the transactions contemplated by the Merger Agreement, or Issuer or the Issuer Subsidiary shall have authorized, recommended, proposed (or publicly announced its intention to authorize, recommend or propose) an agreement to engage in an Acquisition Transaction with any person other than Grantee or a Grantee Subsidiary;

          (v) Any person other than Grantee or any Grantee Subsidiary shall have made a bona fide proposal to Issuer or its shareholders by public announcement or written communication that is or becomes the subject of public disclosure to engage in an Acquisition Transaction;

          (vi) Any person other than Grantee or any Grantee Subsidiary shall have filed with the SEC a registration statement or tender offer materials with respect to a potential exchange or tender offer that would constitute an Acquisition Transaction (or filed a preliminary proxy statement with the SEC with respect to a potential vote by its shareholders to approve the issuance of shares to be offered in such an exchange offer);

          (vii) Issuer shall have willfully breached any covenant or obligation contained in the Merger Agreement in anticipation of engaging in an Acquisition Transaction, and following such breach Grantee would be entitled to terminate the Merger Agreement (whether immediately or after the giving of notice or passage of time or both); or

          (viii) Any person other than Grantee or any Grantee Subsidiary, without Grantee's prior written consent, shall have filed an application or notice with the Board of Governors of the Federal Reserve System (the "Federal Reserve Board") or other federal or state bank regulatory or antitrust authority, which application or notice has been accepted for processing, for approval to engage in an Acquisition Transaction.

     (c) The term "Subsequent Triggering Event" shall mean any of the following events or transactions occurring after the date hereof:

          (i) The acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 25% or more of the then outstanding Common Stock; or

          (ii) The occurrence of the Initial Triggering Event described in clause (i) of subsection (b) of this Section 2, except that the percentage referred to in clause (z) of the second sentence thereof shall be 25%.

     (d) Issuer shall notify Grantee promptly in writing of the occurrence of any Initial Triggering Event or Subsequent Triggering Event (together, a "Triggering Event"), it being understood that the giving of such notice by Issuer shall not be a condition to the right of the Holder to exercise the Option.

     (e) In the event the Holder is entitled to and wishes to exercise the Option (or any portion thereof), it shall send to Issuer a written notice (the date of which being herein referred to as the "Notice Date") specifying (i) the total number of shares it will purchase pursuant to such exercise and (ii) a place and date not earlier than three business days nor later than 60 business days from the Notice Date for the closing of such purchase (the "Closing Date"); PROVIDED, that if prior notification to or approval of the Federal Reserve Board or any other regulatory or antitrust agency is required in connection with such purchase, the Holder shall promptly file the required notice or application for approval, shall promptly notify Issuer of such filing, and shall expeditiously process the same and the period of time that otherwise would run pursuant to this sentence shall run instead from the date on which any required notification periods have expired or been terminated or such approvals have been obtained and any requisite waiting period or periods shall have passed. Any exercise of the Option shall be deemed to occur on the Notice Date relating thereto.

     (f) At the closing referred to in subsection (e) of this Section 2, the Holder shall (i) pay to Issuer the aggregate purchase price for the shares of Common Stock purchased pursuant to the exercise of the Option in immediately available funds by wire transfer to a bank account designated by Issuer and (ii) present and surrender this Agreement to Issuer at its principal executive offices, PROVIDED that the failure or refusal of the Issuer to designate such a bank account or accept surrender of this Agreement shall not preclude the Holder from exercising the Option. In addition, at such closing, the Holder shall deliver to Issuer a letter agreeing that Holder shall not offer to sell or otherwise dispose of such Option Shares in violation of applicable federal and state law or of the provisions of this Agreement.

     (g) At such closing, simultaneously with the delivery of immediately available funds as provided in subsection (f) of this Section 2, Issuer shall deliver to the Holder a certificate or certificates representing the number of shares of Common Stock purchased by the Holder and, if the Option should be exercised in part only, a new Option evidencing the rights of the Holder thereof to purchase the balance of the shares purchasable hereunder.

     (h) Certificates for Common Stock delivered at a closing hereunder may be endorsed with a restrictive legend that shall read substantially as follows:

          "The transfer of the shares represented by this certificate is subject to certain provisions of an agreement between the registered holder hereof and Issuer and to resale restrictions arising under the Securities Act of 1933, as amended. A copy of such agreement is on file at the principal office of Issuer and will be provided to the holder hereof without charge upon receipt by Issuer of a written request therefor."

It is understood and agreed that: (i) the reference to the resale restrictions of the Securities Act of 1933, as amended (the "1933 Act") in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the Holder shall have delivered to Issuer a copy of a letter from the staff of the SEC, or an opinion of counsel, in form and substance reasonably satisfactory to Issuer, to the effect that such legend is not required for purposes of the 1933 Act; (ii) the reference to the provisions of this Agreement in the above legend shall be removed by delivery of substitute certificate(s) without such reference if the shares have been sold or transferred in compliance with the provisions of this Agreement and under circumstances that do not require the retention of such reference in the opinion of Counsel to the Holder, in form and substance reasonably satisfactory to the Issuer; and (iii) the legend shall be removed in its entirety if the conditions in the preceding clauses (i) and (ii) are both satisfied. In addition, such certificates shall bear any other legend as may be required by law.

     (i) Upon the giving by the Holder to Issuer of the written notice of exercise of the Option provided for under subsection (e) of this Section 2 and the tender of the applicable purchase price in immediately available funds, the Holder shall be deemed to be the holder of record of the shares of Common Stock issuable upon such exercise, notwithstanding that the stock transfer books of Issuer shall then be closed or that certificates representing such shares of Common Stock shall not then be actually delivered to the Holder. Issuer shall pay all expenses, and any and all United States federal, state and local taxes and other charges that may be payable in connection with the preparation, issue and delivery of stock certificates under this Section 2 in the name of the Holder or its assignee, transferee or designee.

     3. Issuer agrees: (i) that it shall at all times maintain, free from preemptive rights, sufficient authorized but unissued or treasury shares of Common Stock so that the Option may be exercised without additional authorization of Common Stock after giving effect to all other options, warrants, convertible securities and other rights to purchase Common Stock; (ii) that it will not, by charter amendment or through reorganization, consolidation, merger, dissolution or sale of assets, or by any other voluntary act, avoid or seek to avoid the observance or performance of any of the covenants, stipulations or conditions to be observed or performed hereunder by Issuer;
(iii) promptly to take all action as may from time to time be required (including (x) complying with all applicable premerger notification, reporting and waiting period requirements specified in 15 U.S.C. Section 18a and regulations promulgated thereunder and (y) in the event, under the Bank Holding Company Act of 1956, as amended (the "BHCA"), or the Change in Bank Control Act of 1978, as amended, or any state or other federal banking law, prior approval of or notice to the Federal Reserve Board or to any state or other federal regulatory authority is necessary before the Option may be exercised, cooperating fully with the Holder in preparing such applications or notices and providing such information to the Federal Reserve Board or such state or other federal regulatory authority as they may require) in order to permit the Holder to exercise the Option and Issuer duly and effectively to issue shares of Common Stock pursuant hereto; and (iv) promptly to take all action provided herein to protect the rights of the Holder against dilution.

     4. This Agreement (and the Option granted hereby) are exchangeable, without expense, at the option of the Holder, upon presentation and surrender of this Agreement at the principal office of Issuer, for other Agreements providing for Options of different denominations entitling the holder thereof to purchase, on the same terms and subject to the same conditions as are set forth herein, in the aggregate the same number of shares of Common Stock purchasable hereunder. The terms "Agreement" and "Option" as used herein include any Agreements and related Options for which this Agreement (and the Option granted hereby) may be exchanged. Upon receipt by Issuer of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of this Agreement, and (in the case of loss, theft or destruction) of reasonably satisfactory indemnification, and upon surrender and cancellation of this Agreement, if mutilated, Issuer will execute and deliver a new Agreement of like tenor and date. Any such new Agreement executed and delivered shall constitute an additional contractual obligation on the part of Issuer, whether or not the Agreement so lost, stolen, destroyed or mutilated shall at any time be enforceable by anyone.

     5. In addition to the adjustment in the number of shares of Common Stock that are purchasable upon exercise of the Option pursuant to Section 1 of this Agreement, the number of shares of Common Stock purchasable upon the exercise of the Option and the Option Price shall be subject to adjustment from time to time as provided in this Section 5. In the event of any change in Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, stock combination, exchange of shares or similar transaction, the type and number of shares or securities subject to the Option, and the Option Price therefor, shall be adjusted appropriately, and proper provision shall be made in the agreements governing such transaction so that Grantee shall receive, upon exercise of the Option, the number and class of shares or other securities or property that Grantee would have received in respect of Common Stock if the Option had been exercised immediately prior to such event, or the record date therefor, as applicable. If any additional shares of Common Stock are issued after the date of this Agreement (other than pursuant to an event described in the first sentence of this Section 5), the number of shares of Common Stock subject to the Option shall be adjusted so that, after such issuance, it, together with any shares of

Common Stock previously issued pursuant hereto, equals 19.9% of the number of shares of Common Stock then issued and outstanding, without giving effect to any shares subject to or issued pursuant to the Option.

     6. Upon the occurrence of a Subsequent Triggering Event that occurs prior to an Exercise Termination Event, Issuer shall, at the request of Grantee delivered within twelve (12) months (or such later period as provided in Section
10) of such Subsequent Triggering Event (whether on its own behalf or on behalf of any subsequent holder of this Option (or part thereof) or any of the shares of Common Stock issued pursuant hereto), promptly prepare, file and keep current a registration statement under the 1933 Act covering any shares issued and issuable pursuant to this Option and shall use its reasonable best efforts to cause such registration statement to become effective and remain current in order to permit the sale or other disposition of any shares of Common Stock issued upon total or partial exercise of this Option ("Option Shares") in accordance with any plan of disposition requested by Grantee. Issuer will use its reasonable best efforts to cause such registration statement promptly to become effective and then to remain effective for such period not in excess of 180 days from the day such registration statement first becomes effective or such shorter time as may be reasonably necessary to effect such sales or other dispositions. Grantee shall have the right to demand two such registrations. The Issuer shall bear the costs of such registrations (including, but not limited to, Issuer's attorneys' fees, printing costs and filing fees, except for underwriting discounts or commissions, brokers' fees and the fees and disbursements of Grantee's counsel related thereto). The foregoing notwithstanding, if, at the time of any request by Grantee for registration of Option Shares as provided above, Issuer is in registration with respect to an underwritten public offering by Issuer of shares of Common Stock, and if in the good faith judgment of the managing underwriter or managing underwriters, or, if none, the sole underwriter or underwriters, of such offering the offer and sale of the Option Shares would interfere with the successful marketing of the shares of Common Stock offered by Issuer, the number of Option Shares otherwise to be covered in the registration statement contemplated hereby may be reduced; PROVIDED, HOWEVER, that after any such required reduction the number of Option Shares to be included in such offering for the account of the Holder shall constitute at least 20% of the total number of shares to be sold by the Holder and Issuer in the aggregate; and PROVIDED FURTHER, HOWEVER, that if such reduction occurs, then Issuer shall file a registration statement for the balance as promptly as practicable thereafter as to which no reduction pursuant to this Section 6 shall be permitted or occur and the Holder shall thereafter be entitled to one additional registration and the twelve (12) month period referred to in the first sentence of this section shall be increased to twenty-four (24) months. Each such Holder shall provide all information reasonably requested by Issuer for inclusion in any registration statement to be filed hereunder. If requested by any such Holder in connection with such registration, Issuer shall become a party to any underwriting agreement relating to the sale of such shares, but only to the extent of obligating itself in respect of representations, warranties, indemnities and other agreements customarily included in such underwriting agreements for Issuer. Upon receiving any request under this Section 6 from any Holder, Issuer agrees to send a copy thereof to any other person known to Issuer to be entitled to registration rights under this Section 6, in each case by promptly mailing the same, postage prepaid, to the address of record of the persons entitled to receive such copies. Notwithstanding anything to the contrary contained herein, in no event shall the number of registrations that Issuer is obligated to effect be increased by reason of the fact that there shall be more than one Holder as a result of any assignment or division of this Agreement.

     7. (a) At any time after the occurrence of a Repurchase Event (as defined below) (i) at the request of the Holder, delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase the Option from the Holder at a price (the "Option Repurchase Price") equal to the amount by which (A) the market/offer price (as defined below) exceeds (B) the Option Price, multiplied by the number of shares for which this Option may then be exercised and (ii) at the request of the owner of Option Shares from time to time (the "Owner"), delivered prior to an Exercise Termination Event (or such later period as provided in Section 10), Issuer (or any successor thereto) shall repurchase such number of the Option Shares from the Owner as the Owner shall designate at a price (the "Option Share Repurchase Price") equal to the market/offer price multiplied by the number of Option Shares so designated. The term "market/offer price" shall mean the highest of (i) the price per share of Common Stock at which a tender or exchange offer therefor has been made, (ii) the price per share of Common Stock to be paid by any third party pursuant to an agreement with Issuer, (iii) the highest closing price for shares of Common Stock within the six-month period immediately preceding the date the Holder gives notice of the required repurchase of this Option or the Owner gives notice of the required repurchase of Option Shares, as the case may be, or (iv) in the event of a sale of all or any substantial part of Issuer's assets or deposits, the sum of the net price paid in such sale for such assets or deposits and the current market value of the remaining net assets of Issuer as determined by a nationally recognized investment banking firm selected by the Holder or the Owner, as the case may be, and reasonably acceptable to Issuer, divided by the number of shares of Common Stock of Issuer outstanding at the time of such sale. In determining the market/offer price, the value of consideration other than cash shall be determined by a nationally recognized investment banking firm selected by the Holder or Owner, as the case may be, and reasonably acceptable to Issuer.

     (b) The Holder and the Owner, as the case may be, may exercise its right to require Issuer to repurchase the Option and any Option Shares pursuant to this
Section 7 by surrendering for such purpose to Issuer, at its principal office, a copy of this Agreement or certificates for Option Shares, as applicable, accompanied by a written notice or notices stating that the Holder or the Owner, as the case may be, elects to require Issuer to repurchase this Option and/or the Option Shares in accordance with the provisions of this Section 7. The Holder shall also represent and warrant that it has sole record and beneficial ownership of such Option Shares and that such Option Shares are then free and clear of all liens. As promptly as practicable, and in any event within five business days after the surrender of the Option and/or certificates representing Option Shares and the receipt of such notice or notices relating thereto, Issuer shall deliver or cause to be delivered to the Holder the Option Repurchase Price and/or to the Owner the Option Share Repurchase Price therefor or the portion thereof that Issuer is not then prohibited under applicable law and regulation from so delivering.

     (c) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Option and/or the Option Shares in full, Issuer shall immediately so notify the Holder and/or the Owner and thereafter deliver or cause to be delivered, from time to time, to the Holder and/or the Owner, as appropriate, the portion of the Option Repurchase Price and the Option Share Repurchase Price, respectively, that it is no longer prohibited from delivering, within five business days after the date on which Issuer is no longer so prohibited; PROVIDED, HOWEVER, that if Issuer at any time after delivery of a notice of repurchase pursuant to paragraph (b) of this Section 7 is prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Holder and/or the Owner, as appropriate, the Option Repurchase Price and the Option Share Repurchase Price, respectively, in full (and Issuer hereby undertakes to use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to accomplish such repurchase), the Holder or Owner may revoke its notice of repurchase of the Option and/or the Option Shares whether in whole or to the extent of the prohibition, whereupon, in the latter case, Issuer shall promptly (i) deliver to the Holder and/or the Owner, as appropriate, that portion of the Option Repurchase Price and/or the Option Share Repurchase Price that Issuer is not prohibited from delivering; and (ii) deliver, as appropriate, either (A) to the Holder, a new Agreement evidencing the right of the Holder to purchase that number of shares of Common Stock obtained by multiplying the number of shares of Common Stock for which the surrendered Agreement was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Option Repurchase Price less the portion thereof theretofore delivered to the Holder and the denominator of which is the Option Repurchase Price, and/or (B) to the Owner, a certificate for the Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Holder shall nonetheless have the right to exercise the Option until the expiration of such 30-day period.

     (d) For purposes of this Section 7, a "Repurchase Event" shall be deemed to have occurred upon the occurrence of any of the following events or transactions after the date hereof:

          (i) the acquisition by any person (other than Grantee or any Grantee Subsidiary) of beneficial ownership of 50% or more of the then outstanding Common Stock; or

          (ii) the consummation of any Acquisition Transaction described in
     Section 2(b) (i) hereof, except that the percentage referred to in clause
     (z) shall be 50%.

     The Issuer's obligations under this Section 7 shall no longer apply if there are more than 10 Holders of Option Shares.

     8. (a) In the event that prior to an Exercise Termination Event, Issuer shall enter into an agreement (i) to consolidate with or merge into any person, other than Grantee or a Grantee Subsidiary, or engage in a plan of exchange with any person, other than Grantee or a Grantee Subsidiary and Issuer shall not be the continuing or surviving corporation of such consolidation or merger or the acquirer in such plan of exchange, (ii) to permit any person, other than Grantee or a Grantee Subsidiary, to merge into Issuer or be acquired by Issuer in a plan of exchange and Issuer shall be the continuing or surviving or acquiring corporation, but, in connection with such merger or plan of exchange, the then outstanding shares of Common Stock shall be changed into or exchanged for stock or other securities of any other person or cash or any other property or the then outstanding shares of Common Stock shall after such merger or plan of exchange represent less than 50% of the outstanding shares and share equivalents of the merged or acquiring company, or (iii) to sell or otherwise transfer all or a substantial part of its or the Issuer Subsidiary's assets or deposits to any person, other than Grantee or a Grantee Subsidiary, then, and in each such case, the agreement governing such transaction shall make proper provision so that the Option shall, upon the consummation of any such transaction and upon the terms and conditions set forth herein, be converted into, or exchanged for, an option (the "Substitute Option"), at the election of the Holder, of either (x) the Acquiring Corporation (as hereinafter defined) or
(y) any person that controls the Acquiring Corporation.

     (b) The following terms have the meanings indicated:

          (i) "Acquiring Corporation" shall mean (i) the continuing or surviving person of a consolidation or merger with Issuer (if other than Issuer),
     (ii) the acquiring person in a plan of exchange in which Issuer is acquired, (iii) the Issuer in a merger or plan of exchange in which Issuer is the continuing or surviving or acquiring person, and (iv) the transferee of all or a substantial part of Issuer's assets or deposits (or the assets or deposits of the Issuer Subsidiary).

          (ii) "Substitute Common Stock" shall mean the common stock issued by the issuer of the Substitute Option upon exercise of the Substitute Option.

          (iii) "Assigned Value" shall mean the market/offer price, as defined in Section 7.

          (iv) "Average Price" shall mean the average closing price of a share of the Substitute Common Stock for one year immediately preceding the consolidation, merger or sale in question, but in no event higher than the closing price of the shares of Substitute Common Stock on the day preceding such consolidation, merger or sale; PROVIDED that if Issuer is the issuer of the Substitute Option, the Average Price shall be computed with respect to a share of common stock issued by the person merging into Issuer or by any company which controls or is controlled by such person, as the Holder may elect.

     (c) The Substitute Option shall have the same terms as the Option, PROVIDED that if the terms of the Substitute Option cannot, for legal reasons, be the same as the Option, such terms shall be as similar as possible and in no event less advantageous to the Holder. The issuer of the Substitute Option shall also enter into an agreement with the then Holder or Holders of the Substitute Option in substantially the same form as this Agreement (after giving effect for such purpose to the provisions of Section 9), which agreement shall be applicable to the Substitute Option.

     (d) The Substitute Option shall be exercisable for such number of shares of Substitute Common Stock as is equal to the Assigned Value multiplied by the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a), divided by the Average Price. The exercise price of the Substitute Option per share of Substitute Common Stock shall then be equal to the Option Price multiplied by a fraction, the numerator of which shall be the number of shares of Common Stock for which the Option was exercisable immediately prior to the event described in the first sentence of Section 8(a) and the denominator of which shall be the number of shares of Substitute Common Stock for which the Substitute Option is exercisable.

     (e) In no event, pursuant to any of the foregoing paragraphs, shall the Substitute Option be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise of the Substitute Option. In the event that the Substitute Option would be exercisable for more than 19.9% of the shares of Substitute Common Stock outstanding prior to exercise but for this clause (e), the issuer of the Substitute Option (the "Substitute Option Issuer") shall make a cash payment to Holder equal to the excess of (i) the value of the Substitute Option without giving effect to the limitation in this clause (e) over (ii) the value of the Substitute Option after giving effect to the limitation in this clause (e). This difference in value shall be determined by a nationally recognized investment banking firm selected by the Holder.

     (f) Issuer shall not enter into any transaction described in subsection (a) of this Section 8 unless the Acquiring Corporation and any person that controls the Acquiring Corporation assume in writing all the obligations of Issuer hereunder. This Section 8 shall take precedence over the second sentence of
Section 5.

     9. (a) At the request of the holder of the Substitute Option (the "Substitute Option Holder"), the issuer of the Substitute Option (the "Substitute Option Issuer") shall repurchase the Substitute Option from the Substitute Option Holder at a price (the "Substitute Option Repurchase Price") equal to the amount by which (i) the Highest Closing Price (as hereinafter defined) exceeds (ii) the exercise price of the Substitute Option, multiplied by the number of shares of Substitute Common Stock for which the Substitute Option may then be exercised, and at the request of the owner (the "Substitute Share Owner") of shares of Substitute Common Stock (the "Substitute Shares"), the Substitute Option Issuer shall repurchase the Substitute Shares at a price (the "Substitute Share Repurchase Price") equal to the Highest Closing Price multiplied by the number of Substitute Shares so designated. The term "Highest Closing Price" shall mean the highest closing price for shares of Substitute Common Stock within the six-month period immediately preceding the date the Substitute Option Holder gives notice of the required repurchase of the Substitute Option or the Substitute Share Owner gives notice of the required repurchase of the Substitute Shares, as applicable.

     (b) The Substitute Option Holder and the Substitute Share Owner, as the case may be, may exercise its respective rights to require the Substitute Option Issuer to repurchase the Substitute Option and the Substitute Shares pursuant to this Section 9 by surrendering for such purpose to the Substitute Option Issuer, at its principal office, the agreement for such Substitute Option (or, in the absence of such an agreement, a copy of this Agreement) and/or certificates for Substitute Shares accompanied by a written notice or notices stating that the Substitute Option Holder or the Substitute Share Owner, as the case may be, elects to require the Substitute Option Issuer to repurchase the Substitute Option and/or the Substitute Shares in accordance with the provisions of this
Section 9. As promptly as practicable and in any event within five business days after the surrender of the Substitute Option and/or certificates representing Substitute Shares and the receipt of such notice or notices relating thereto, the Substitute Option Issuer shall deliver or cause to be delivered to the Substitute Option Holder the Substitute Option Repurchase Price and/or to the Substitute Share Owner the Substitute Share Repurchase Price therefor or the portion thereof which the Substitute Option Issuer is not then prohibited under applicable law and regulation from so delivering.

     (c) To the extent that the Substitute Option Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from repurchasing the Substitute Option and/or the Substitute Shares in part or in full, the Substitute Option Issuer shall immediately so notify the Substitute Option Holder and/or the Substitute Share Owner and thereafter deliver or cause to be delivered, from time to time, to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the portion of the Substitute Option Repurchase Price and/or the Substitute Share Repurchase Price, respectively, which it is no longer prohibited from delivering, within five (5) business days after the date on which the Substitute Option Issuer is no longer so prohibited; PROVIDED, HOWEVER, that if the Substitute Option Issuer is at any time after delivery of a notice of repurchase pursuant to subsection (b) of this Section 9 prohibited under applicable law or regulation, or as a consequence of administrative policy, from delivering to the Substitute Option Holder and/or the Substitute Share Owner, as appropriate, the Substitute Option Repurchase Price and the Substitute Share Repurchase Price, respectively, in full (and the Substitute Option Issuer shall use its reasonable best efforts to receive all required regulatory and legal approvals as promptly as practicable in order to accomplish such repurchase), the Substitute Option Holder and/or Substitute Share Owner may revoke its notice of repurchase of the Substitute Option or the Substitute Shares either in whole or to the extent of prohibition, whereupon, in the latter case, the Substitute Option Issuer shall promptly (i) deliver to the Substitute Option Holder or Substitute Share Owner, as appropriate, that portion of the Substitute Option Repurchase Price or the Substitute Share Repurchase Price that the Substitute Option Issuer is not prohibited from delivering; and
(ii) deliver, as appropriate, either (A) to the Substitute Option Holder, a new Substitute Option evidencing the right of the Substitute Option Holder to purchase that number of shares of the Substitute Common Stock obtained by multiplying the number of shares of the Substitute Common Stock for which the surrendered Substitute Option was exercisable at the time of delivery of the notice of repurchase by a fraction, the numerator of which is the Substitute Option Repurchase Price less the portion thereof theretofore delivered to the Substitute Option Holder and the denominator of which is the Substitute Option Repurchase Price, and/or (B) to the Substitute Share Owner, a certificate for the Substitute Option Shares it is then so prohibited from repurchasing. If an Exercise Termination Event shall have occurred prior to the date of the notice by the Substitute Option Issuer described in the first sentence of this subsection (c), or shall be scheduled to occur at any time before the expiration of a period ending on the thirtieth day after such date, the Substitute Option Holder shall nevertheless have the right to exercise the Substitute Option until the expiration of such 30-day period.

     10. The 30-day, 6-month, 12-month, 18-month or 24-month periods for exercise of certain rights under Sections 2, 6, 7, 9, 12 and 14 shall be extended: (i) to the extent necessary to obtain all regulatory approvals for the exercise of such rights (for so long as the Holder, Owner, Substitute Option Holder or Substitute Share Owner, as the case may be, is using commercially reasonable efforts to obtain such regulatory approvals), and for the expiration of all statutory waiting periods; and (ii) to the extent necessary to avoid liability under Section 16(b) of the 1934 Act by reason of such exercise.

     11. (a) Issuer hereby represents and warrants to Grantee as follows:

     (i) Issuer has corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Issuer Board prior to the date hereof and no other corporate proceedings on the part of Issuer are necessary to authorize this Agreement or to consummate the transactions so contemplated. This Agreement has been duly and validly executed and delivered by Issuer.

     (ii) Issuer has taken all necessary corporate action to authorize and reserve and to permit it to issue, and at all times from the date hereof through the termination of this Agreement in accordance with its terms will have reserved for issuance upon the exercise of the Option, that number of shares of Common Stock equal to the maximum number of shares of Common Stock at any time and from time to time issuable hereunder, and all such shares, upon issuance pursuant thereto, will be duly authorized, validly issued, fully paid, nonassessable, and will be delivered free and clear of all claims, liens, encumbrance and security interests and not subject to any preemptive rights.

     (b) Grantee hereby represents and warrants to Issuer as follows:

     (i) Grantee has corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery of this Agreement by the Grantee and the performance of its obligations hereunder by the Grantee have been duly and validly authorized by the Board of Directors of Grantee and no other corporate proceedings on the part of the Grantee are necessary to authorize this Agreement or for Grantee to perform its obligations hereunder. This Agreement has been duly and validly executed and delivered by Grantee.

     (c) This Option is not being, and any Option Shares or other securities acquired by Grantee upon exercise of the Option will not be, acquired with a view to the public distribution thereof and will not be transferred or otherwise disposed or except in a transaction registered or exempt from registration under the 1933 Act.

     12. Neither of the parties hereto may assign any of its rights or obligations under this Agreement or the Option created hereunder to any other person, without the express written consent of the other party, except that in the event an Initial Triggering Event shall have occurred prior to an Exercise Termination Event, Grantee, subject to the express provisions hereof, may assign in whole or in part its rights and obligations hereunder; PROVIDED, HOWEVER, that until the date 15 days following the date on which the Federal Reserve Board has approved an application by Grantee to acquire the shares of Common Stock subject to the Option, Grantee may not assign its rights under the Option except in (i) a widely dispersed public distribution, (ii) a private placement in which no one party acquires the right to purchase in excess of 2% of the voting shares of Issuer, (iii) an assignment to a single party (E.G., a broker or investment banker) for the purpose of conducting a widely dispersed public distribution on Grantee's behalf or (iv) any other manner approved by the Federal Reserve Board. Any assignment hereunder shall be made in compliance with all applicable laws.

     13. Each of Grantee and Issuer will use its reasonable best efforts to make all filings with, and to obtain consents of, all third parties and governmental authorities necessary to the consummation of the transactions contemplated by this Agreement, including, without limitation, applying to the Federal Reserve Board under the BHCA for approval to acquire the shares issuable hereunder, but Grantee shall not be obligated to apply to state banking authorities for approval to acquire the shares of Common Stock issuable hereunder until such time, if ever, as it deems appropriate to do so.

     14. (a) (i) Notwithstanding any other provision of this Agreement, in no event shall the Grantee's Total Profit (as hereinafter defined) exceed $25 million and, if it otherwise would exceed such amount, the Grantee, at its sole election, shall either (a) reduce the number of shares of Common Stock subject to this Option, (b) deliver to Issuer for cancellation Option Shares previously purchased by Grantee, (c) pay cash to Issuer, or (d) do any combination thereof, so that Grantee's actually realized Total Profit shall not exceed $25 million after taking into account the foregoing actions.

     (ii) Notwithstanding any other provision of this Agreement, this Option may not be exercised for a number of shares as would, as of the date of exercise, result in a Notional Total Profit (as defined below) of more than $25 million, PROVIDED that nothing in this sentence shall restrict any exercise of the Option permitted hereby on any subsequent date.

     (iii) As used herein, the term "Total Profit" shall mean the aggregate amount (before taxes) of the following: (i) the amount received by Grantee pursuant to Issuer's repurchase of the Option (or any portion thereof) pursuant to Section 7, (ii) (x) the amount received by Grantee pursuant to Issuer's repurchase of Option Shares pursuant to Section 7, less (y) the Grantee's purchase price for such Option Shares, (iii) (x) the net cash amounts received by Grantee pursuant to the sale of Option Shares (or any other securities into which such Option Shares are converted or exchanged) to any unaffiliated party, less (y) the Grantee's purchase price of such Option Shares, (iv) any amounts received by Grantee on the transfer of the Option (or any portion thereof) to any unaffiliated party, and (v) any amount equivalent to the foregoing with respect to the Substitute Option.

     (iv) As used herein, the term "Notional Total Profit" with respect to any number of shares as to which Grantee may propose to exercise this Option shall be the Total Profit determined as of the date of such proposed exercise assuming that this Option were exercised on such date for such number of shares and assuming that such shares, together with all other Option Shares held by Grantee and its affiliates as of such date, were sold for cash at the closing market price for the Common Stock as of the close of business on the preceding trading day (less customary brokerage commissions).

     (b) (i) Grantee may, at any time following a Repurchase Event and prior to the occurrence of an Exercise Termination Event (or such later period as provided in Section 10), relinquish the Option (together with any Option Shares issued to and then owned by Grantee) to Issuer in exchange for a cash fee equal to the Surrender Price; PROVIDED, HOWEVER, that Grantee may not exercise its rights pursuant to this Section 14 (b) if Issuer has repurchased the Option (or any portion thereof) or any Option Shares pursuant to Section 7. The "Surrender Price" shall be equal to $15.0 million (i) plus, if applicable, Grantee's purchase price with respect to any Option Shares and (ii) minus, if applicable, the excess of (B) the net cash amounts, if any, received by Grantee pursuant to the arms' length sale of Option Shares (or any other securities into which such Option Shares were converted or exchanged) to any unaffiliated party, over (B) Grantee's purchase price of such Option Shares.

     (ii) Grantee may exercise its right to relinquish the Option and any Option Shares pursuant to this Section 14(b) by surrendering to Issuer, at its principal office, a copy of this Agreement together with certificates for Option Shares, if any, accompanied by a written notice stating (i) that Grantee elects to relinquish the Option and Option Shares, if any, in accordance with the provisions of this Section 14(b) and (ii) the Surrender Price. The Surrender Price shall be payable in immediately available funds on or before the second business day following receipt of such notice by Issuer.

     (iii) To the extent that Issuer is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying the Surrender Price to Grantee in full, Issuer shall immediately so notify Grantee and thereafter deliver or cause to be delivered, from time to time, to Grantee, the portion of the Surrender Price that it is no longer prohibited from paying, within five business days after the date on which Issuer is no longer so prohibited; PROVIDED, HOWEVER, that if Issuer at any time after delivery of a notice of surrender pursuant to paragraph (ii) of this Section 14(b) is prohibited under applicable law or regulation, or as a consequence of administrative policy, from paying to Grantee the Surrender Price in full, (i) Issuer shall (A) use its reasonable best efforts to obtain all required regulatory and legal approvals and to file any required notices as promptly as practicable in order to make such payments, (B) within five days of the submission or receipt of any documents relating to any such regulatory and legal approvals, provide Grantee with copies of the same, and (C) keep Grantee advised of both the status of any such request for regulatory and legal approvals, as well as any discussions with any relevant regulatory or other third party reasonably related to the same and (ii) Grantee may revoke such notice of surrender by delivery of a notice of revocation to Issuer and, upon delivery of such notice of revocation, the Exercise Termination Date shall be extended to a date six months from the date on which the Exercise Termination Date would have occurred if not for the provisions of this Section 14(b) (iii) (during which period Grantee may exercise any of its rights hereunder, including any and all rights pursuant to this Section 14(b)).

     15. The parties hereto acknowledge that damages would be an inadequate remedy for a breach of this Agreement by either party hereto and that the obligations of the parties hereto shall be enforceable by either party hereto through injunctive or other equitable relief. In connection therewith both parties waive the posting of any bond or similar requirement.

     16. If any term, provision, covenant or restriction contained in this Agreement is held by a court or a federal or state regulatory agency of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions and covenants and restrictions contained in this Agreement shall remain in full force and effect, and shall in no way be affected, impaired or invalidated. If for any reason such court or regulatory agency determines that the Holder is not permitted to acquire, or Issuer is not permitted to repurchase pursuant to Section 7, the full number of shares of Common Stock provided in Section 1(a) hereof (as adjusted pursuant to Section 1(b) or Section 5 hereof), it is the express intention of Issuer to allow the Holder to acquire or to require Issuer to repurchase such lesser number of shares as may be permissible, without any amendment or modification hereof.

     17. All notices, requests, claims, demands and other communications hereunder shall be deemed to have been duly given when delivered in person, by fax, telecopy, or by registered or certified mail (postage prepaid, return receipt requested) at the respective addresses of the parties set forth in the Merger Agreement.

     18. This Agreement shall be governed by and construed in accordance with the laws of the State of North Carolina, without regard to the conflict of law principles thereof (except to the extent that mandatory provisions of Federal law or of the VSCL are applicable).

     19. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

     20. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

     21. Except as otherwise expressly provided herein or in the Merger Agreement, this Agreement contains the entire agreement between the parties with respect to the transactions contemplated hereunder and supersedes all prior arrangements or understandings with respect thereof, written or oral. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assignees. Nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto, and their respective successors except as assignees, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided herein.

     22. Capitalized terms used in this Agreement and not defined herein shall have the meanings assigned thereto in the Merger Agreement.

     IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its officers thereunto duly authorized, all as of the date first above written.

                                          JEFFERSON BANKSHARES, INC.

                                          By: /s/ O. KENTON MCCARTNEY
                                            Name: O. Kenton McCartney
                                            Title: President and
                                                Chief Executive Officer

                                          WACHOVIA CORPORATION

                                          By: /s/ L.M. BAKER, JR.
                                            Name: L.M. Baker, Jr.
                                            Title: President and
                                                Chief Executive Officer

                                                                      APPENDIX C
                    [LETTERHEAD OF GOLDMAN, SACHS & CO.]
PERSONAL AND CONFIDENTIAL

September 11, 1997

Board of Directors
Jefferson Bankshares, Inc.
123 East Main Street
Charlottesville, Virginia 22902

Gentlemen:

     You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $2.50 per share (the "Jefferson Common Stock"), of Jefferson Bankshares, Inc. (the "Company") of the exchange ratio of .625 shares of Common Stock, par value $5.00 per share (the "Wachovia Common Stock"), of Wachovia Corporation ("Wachovia") to be received for each share of Jefferson Common Stock (the "Exchange Ratio") pursuant to the Agreement and Plan of Merger dated as of June 9, 1997 between Wachovia and the Company (the "Agreement").

     Goldman, Sachs & Co. ("Goldman Sachs"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. We also have provided certain investment banking services to Wachovia from time to time and may provide investment banking services to Wachovia in the future.

     In connection with this opinion, we have reviewed, among other things, the Agreement; the Registration Statement on Form S-4, including the Proxy Statement-Prospectus relating to the Special Meeting of Stockholders of the Company to be held in connection with the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company and Wachovia for the five years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and Wachovia; certain other communications from the Company and Wachovia to their respective stockholders; and certain internal financial analyses and forecasts for the Company and Wachovia prepared by their respective managements. We also have held discussions with members of the senior managements of the Company and Wachovia regarding the strategic rationale for, and the potential benefits of, the transaction contemplated by the Agreement and the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for the Jefferson Common Stock and the Wachovia Common Stock, compared certain financial and stock market information for the Company and Wachovia with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the commercial banking industry and performed such other studies and analyses as we considered appropriate. In addition, we have reviewed the Agreement and Plan of Merger (the "Central Fidelity Merger Agreement"), dated as of June 23, 1997 by and between Wachovia and Central Fidelity Banks, Inc. ("Central Fidelity"), and certain other information with respect to the proposed merger of Central Fidelity with and into Wachovia (the "Central Fidelity Merger"); the Annual Reports to Stockholders and Annual Reports on Form 10-K of Central Fidelity for the five years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Central Fidelity; and certain other financial information concerning the business and operations of Wachovia and Central Fidelity prepared by and furnished to Goldman Sachs by the senior management of Wachovia including certain internal financial analyses and pro forma financial statements giving effect to the Central Fidelity Merger and the transaction contemplated by the Central Fidelity Merger Agreement. We have also held discussions with members of the senior management of Central Fidelity regarding its past and current business operations, financial condition and future prospects and have held discussions with members of the senior managements of the Company, Wachovia and Central Fidelity regarding the strategic rationale for, and the potential benefits of, the Central Fidelity Merger.

Jefferson Bankshares, Inc.
September 11, 1997
Page Two

     We have relied upon the accuracy and completeness of all of the financial and other information reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. In that regard, we have assumed, with your consent, that the financial forecasts, including, without limitation, projections regarding under-performing and non-performing assets and net charge-offs, have been reasonably prepared on a basis reflecting the best currently available judgments and estimates of the Company and Wachovia and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan or lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed, with your consent, that such allowances for each of the Company, Wachovia and Central Fidelity are in the aggregate adequate to cover all such losses. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of the Company, Wachovia or Central Fidelity or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

     Our opinion is directed to the Board of Directors of the Company and does not constitute a recommendation to any stockholder of the Company as to how such stockholder should vote at the stockholders' meeting to be held in connection with the transaction contemplated by the Agreement.

     Based upon and subject to the foregoing and based upon such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Agreement is fair to the holders of Jefferson Common Stock.

Very truly yours,

/s/ GOLDMAN, SACHS & CO.
(Goldman, Sachs & Co.)

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Registrant is incorporated under the laws of North Carolina. Sections 55-8-50 et seq. of the North Carolina Business Corporation Act prescribe the conditions under which indemnification may be obtained by a present or former director or officer of the Registrant who incurs expenses or liability as a consequence of certain proceedings arising out of his or her activities as a director or officer. Article IX of the Registrant's Bylaws also provides for indemnification of directors and officers under certain circumstances. The Registrant has purchased a standard liability policy, which, subject to any limitations set forth in the policy, indemnifies the Registrant's directors and officers for damages that they become legally obligated to pay as a result of any negligent act, error or omission committed while serving in their official capacity.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits (See exhibit index immediately preceding the exhibits for the page number where each exhibit can be found)

EXHIBIT
NUMBER                                           DESCRIPTION OF EXHIBITS
   2.1   --  Agreement and Plan of Merger, dated as of June 9, 1997, by and between Wachovia Corporation and
             Jefferson Bankshares, Inc. (included as Appendix A to the Proxy Statement/Prospectus and incorporated by reference herein).
   2.2   --  Amendment No. 1, dated as of September 2, 1997, to the Agreement and Plan of Merger, dated as of
             June 9, 1997, by and between Wachovia Corporation and Jefferson Bankshares, Inc. (included as
             Appendix A to the Proxy Statement/Prospectus and incorporated by reference herein).
   2.3   --  Agreement and Plan of Merger, dated as of June 23, 1997, by and between Wachovia Corporation and
             Central Fidelity Banks, Inc. (Exhibit 2 to Wachovia Corporation's Form 13D dated August 15, 1997,
             File No. 1-9021*).
   2.4   --  Agreement and Plan of Merger, dated as of August 6, 1997, by and between Wachovia Corporation and
             1st United Bancorp (Exhibit 2 to Wachovia Corporation's Form 13D dated July 3, 1997, File No.
             1-9021*).
   3.1   --  Amended and Restated Articles of Incorporation (Exhibit 3.1 to Wachovia Corporation's Form 10-K for
             the fiscal year ended December 31, 1993, File No. 1-9021*).
   3.2   --  Bylaws (Exhibit 3.2 to Wachovia Corporation's Form 10-Q for the quarter ended March 31, 1997, File
             No. 1-9021*).
   4.1   --  Amended and Restated Articles of Incorporation (Exhibit 3.1 to Wachovia Corporation's Form 10-K for
             the fiscal year ended December 31, 1993, File No. 1-9021*).
   4.2   --  Bylaws (Exhibit 3.2 to Wachovia Corporation's Form 10-Q for the quarter ended March 31, 1997, File
             No. 1-9021*).
   4.3   --  All instruments defining the rights of holders of long-term debt of Wachovia Corporation and its subsidiaries. (Not filed pursuant to (4) (iii) of Item 601(b) of Regulation S-K; to be furnished upon request of the Commission.)
   5.1   --  Opinion of Kenneth W. McAllister, including consent.
   8.1   --  Opinion of Sullivan & Cromwell, including consent.
  10.1   --  Stock Option Agreement, dated as of June 10, 1997, by and between Wachovia Corporation and Jefferson
             Bankshares, Inc. (included as Appendix B to the Proxy Statement/Prospectus and incorporated by reference herein).
  23.1   --  Consent of Kenneth W. McAllister (appears in Legal Opinion, Exhibit 5.1)
  23.2   --  Consent of Sullivan & Cromwell (appears in Legal Opinion, Exhibit 8.1)
  23.3   --  Consent of Ernst & Young LLP
  23.4   --  Consent of KPMG Peat Marwick LLP
  23.5   --  Consent of KPMG Peat Marwick LLP
  23.6   --  Consent of Goldman, Sachs & Co.
  24.1   --  Power of Attorney
  99.1   --  Form of Proxy

* Incorporated herein by reference

     (b) Financial Statement Schedules

     Schedules are omitted because they are not required or are not applicable, or the required information is shown in the financial statements or notes thereto.

ITEM 22. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement;

             (i) To include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) To reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

             (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (4) That prior to any public reoffering of the securities registered hereunder through use of a Prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering Prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

          (5) That every Prospectus (a) that is filed pursuant to paragraph (4) immediately preceding, or (b) that purports to meet the requirements of
     Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (6) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions (See Item 20), or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (b) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the Prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

     (c) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Winston-Salem, State of North Carolina, on September 11, 1997.

                                             WACHOVIA CORPORATION

                                             By: /s/        L. M. BAKER
                                                       L. M. BAKER, JR.
                                                 PRESIDENT AND CHIEF EXECUTIVE
                                                             OFFICER

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

               SIGNATURE                                      TITLE                               DATE

      /s/         L.M. BAKER, JR.        Director, President and                           September 11, 1997
            L.M. BAKER, JR.                Chief Executive Officer

      /s/      PETER C. BROWNING*        Director                                          September 11, 1997
           PETER C. BROWNING

      /s/      JOHN L. CLENDENIN*        Director                                          September 11, 1997
           JOHN L. CLENDENIN

   /s/  LAWRENCE M. GRESSETTE, JR.*      Director                                          September 11, 1997
      LAWRENCE M. GRESSETTE, JR.

     /s/    THOMAS K. HEARN, JR.*        Director                                          September 11, 1997
         THOMAS K. HEARN, JR.

    /s/  GEORGE W. HENDERSON, III*       Director                                          September 11, 1997
       GEORGE W. HENDERSON, III

       /s/        W. HAYNE HIPP*         Director                                          September 11, 1997
             W. HAYNE HIPP

     /s/    ROBERT M. HOLDER, JR.*       Director                                          September 11, 1997
         ROBERT M. HOLDER, JR.

      /s/      ROBERT A. INGRAM*         Director                                          September 11, 1997
           ROBERT A. INGRAM

      /s/      JAMES W. JOHNSTON*        Director                                          September 11, 1997
           JAMES W. JOHNSTON

               SIGNATURE                                      TITLE                               DATE
     /s/     ROBERT S. MCCOY, JR.        Executive Vice President and                      September 11, 1997
         ROBERT S. MCCOY, JR.              Chief Financial Officer

     /s/      JOHN G. MEDLIN, JR.        Director                                          September 11, 1997
          JOHN G. MEDLIN, JR.

      /s/     WYNDHAM ROBERTSON*         Director                                          September 11, 1997
           WYNDHAM ROBERTSON

      /s/      HERMAN J. RUSSELL*        Director                                          September 11, 1997
           HERMAN J. RUSSELL

     /s/   SHERWOOD H. SMITH, JR.*       Director                                          September 11, 1997
        SHERWOOD H. SMITH, JR.

      /s/      DONALD K. TRUSLOW         Comptroller                                       September 11, 1997
           DONALD K. TRUSLOW

     /s/    JOHN C. WHITAKER, JR.*       Director                                          September 11, 1997
         JOHN C. WHITAKER, JR.

   * By: /s/ ALICE WASHINGTON GROGAN
              (SIGNATURE)

        ALICE WASHINGTON GROGAN
             (PRINT NAME)

              ATTORNEY-IN-FACT
                (TITLE)

                                 EXHIBIT INDEX

EXHIBIT                                                                                                 SEQUENTIAL
NUMBER                                     DESCRIPTION OF EXHIBITS                                       PAGE NO.
  2.1    Agreement and Plan of Merger, dated as of June 9, 1997, by and between Wachovia Corporation and Jefferson Bankshares, Inc. (included as Appendix A to the Proxy Statement/Prospectus and incorporated by reference herein).
  2.2    Amendment No. 1, dated as of September 2, 1997, to the Agreement and Plan of Merger, dated as of June 9, 1997, by and between Wachovia Corporation and Jefferson Bankshares, Inc.
         (included as Appendix A to the Proxy Statement/Prospectus and incorporated by reference herein).
  2.3    Agreement and Plan of Merger, dated as of June 23, 1997, by and between Wachovia Corporation and Central Fidelity Banks, Inc. (Exhibit 2 to Wachovia Corporation's Form 13D dated August
         15, 1997, File No. 1-9021*).
  2.4    Agreement and Plan of Merger, dated as of August 6, 1997, by and between Wachovia
         Corporation and 1st United Bancorp (Exhibit 2 to Wachovia Corporation's Form 13D dated July
         3, 1997, File No. 1-9021*).
  3.1    Amended and Restated Articles of Incorporation (Exhibit 3.1 to Wachovia Corporation's Form
         10-K for the fiscal year ended December 31, 1993, File No. 1-9021*)
  3.2    Bylaws (Exhibit 3.2 to Wachovia Corporation's Form 10-Q for the quarter ended March 31,
         1997, File No. 1-9021*)
  4.1    Amended and Restated Articles of Incorporation (Exhibit 3.1 to Wachovia Corporation's Form
         10-K for the fiscal year ended December 31, 1993, File No. 1-9021*)
  4.2    Bylaws (Exhibit 3.2 to Wachovia Corporation's Form 10-Q for the quarter ended March 31,
         1997, File No. 1-9021*)
  4.3    All instruments defining the rights of holders of long-term debt of Wachovia Corporation and its subsidiaries. (Not filed pursuant to (4) (iii) of Item 601(b) of Regulation S-K; to be
         furnished upon request of the Commission.)
  5.1    Opinion of Kenneth W. McAllister, including consent
  8.1    Opinion of Sullivan & Cromwell, including consent
 10.1    Stock Option Agreement, dated as of June 10, 1997, by and between Wachovia Corporation and
         Jefferson Bankshares, Inc. (included as Appendix B to the Proxy Statement/Prospectus and incorporated by reference herein)
 23.1    Consent of Kenneth W. McAllister (appears in Legal Opinion, Exhibit 5.1)
 23.2    Consent of Sullivan & Cromwell (appears in Legal Opinion, Exhibit 8.1)
 23.3    Consent of Ernst & Young LLP
 23.4    Consent of KPMG Peat Marwick LLP
 23.5    Consent of KPMG Peat Marwick LLP
 23.6    Consent of Goldman, Sachs & Co.
 24.1    Power of Attorney
 99.1    Form of Proxy

* Incorporated herein by reference